PROSPECTUS

                                7,000,000 SHARES

                                [DELTAGEN LOGO]

                                 DELTAGEN, INC.

                                  COMMON STOCK

                                $15.00 PER SHARE

                                   ---------

    We are selling 7,000,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 1,050,000 additional shares of our common stock to cover over-allotments.

    This is the initial public offering of our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DGEN."

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                PER SHARE                TOTAL
                                                              --------------         --------------
Public Offering Price                                             $15.00             $  105,000,000
Underwriting Discount                                             $ 1.05             $    7,350,000
Proceeds to Deltagen, Inc. (before expenses)                      $13.95             $   97,650,000

    The underwriters expect to deliver the shares to purchasers on or about August 8, 2000.

                                 --------------

Salomon Smith Barney                                          Robertson Stephens

                           U.S. Bancorp Piper Jaffray

August 2, 2000

                            [DESCRIPTION OF ARTWORK]

[DELTAGEN SYMBOL] DELTAGEN

                [THREE PICTURES OF THE DELTABASE COMPUTER PAGES]

                                                         Providing gene function
                                                          information to advance
                                                  the discovery of new medicines

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1

Risk Factors................................................      5

Information Regarding Forward-Looking Statements............     20

Use of Proceeds.............................................     21

Our Policy Regarding Dividends..............................     21

Capitalization..............................................     22

Dilution....................................................     24

Selected Financial Data.....................................     25

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     26

Business....................................................     32

Management..................................................     48

Relationships and Related Party Transactions................     58

Principal Stockholders......................................     60

Description of Capital Stock................................     64

Shares Eligible for Future Sale.............................     69

U.S. Tax Consequences to Non-U.S. Holders...................     71

Underwriting................................................     74

Legal Matters...............................................     76

Experts.....................................................     76

Where You Can Find Additional Information...................     77

Index to Financial Statements...............................    F-1

    Until August 27, 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. THEREFORE, YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISKS OF PURCHASING OUR COMMON STOCK DISCUSSED UNDER THE "RISK FACTORS" SECTION AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES.

DELTAGEN

    We have developed technology to convert raw genetic data into mammalian gene function information to help pharmaceutical and biotechnology companies expedite the drug discovery process. Our technology enables us to select genes believed to be relevant to disease and delete, or knockout, these genes in mice, which allows us to gather information about the role of these genes in disease. We then use an extensive analysis program to assess the function and potential pharmaceutical relevance of these genes. Our technology allows us to generate targeted gene knockouts in mice on a large scale and at a fast rate. To promote more efficient use of our data, we have developed DeltaBase, a proprietary, searchable database that will provide immediate access to gene function information contained in the database and potential targets for drug discovery.

OUR OPPORTUNITY

    Pharmaceutical and biotechnology companies are continually challenged to develop and market increased numbers of drugs. Recent advances have led to the identification of approximately 140,000 genes of which 3,000 to 10,000 are believed to have potential as drug targets. This is a significant increase over the approximate 500 targets that are currently the primary focus of drug development. Seeking to capitalize upon the opportunity to discover new drug targets, pharmaceutical, biotechnology and genomics companies are rapidly pursuing genomics-based drug discovery programs to identify genes that represent commercially viable drug targets. We believe traditional target discovery methods are likely to be insufficient to evaluate such a large number of genes as potential drug targets. Consequently, we believe pharmaceutical and biotechnology companies would benefit from a more rapid and high-volume approach for the selection of genes that represent valid drug targets.

OUR APPROACH

    We have developed a fully integrated system to validate drug targets. Our approach moves rapidly from gene identification to the determination of gene function in a mammalian organism. Additionally, we pursue patents to protect the intellectual property rights that we generate relating to gene function. To commercialize our technology, we have developed the following programs:

    DELTABASE is our proprietary database that we designed to provide subscribers with immediate access to target validation information on genes that we have selected for their relevance to the drug discovery process. This searchable database will enable our subscribers to make decisions regarding the selection of drug targets and pursue those targets they consider to have the highest degree of commercial relevance. In addition, subscribers to DeltaBase will have the right to access our intellectual property on gene function. By providing earlier access to extensive mammalian gene function information, we believe that we can improve the efficiency of the drug discovery process by allowing subscribers to make earlier decisions regarding drug target viability. We recently launched our DeltaBase product with Glaxo Wellcome as our initial subscriber.

    DELTASELECT is our target validation program that we provide to potential DeltaBase subscribers. Under this program, our customers select genes for entry into our target validation system and receive the resulting gene function information utilizing the same information technology platform employed in DeltaBase. We also intend to use DeltaSelect to advance potential new database product offerings with our customers. Currently, our DeltaSelect customers are Merck & Co., Pfizer, Inc., Roche Biosciences, Schering-Plough Research Institute and Glaxo Wellcome.

    DELTA-GT is our program that simultaneously identifies and determines the function of proteins that are secreted in a mammalian organism. Examples of secreted proteins that have already allowed other companies to develop successful drugs include insulin, human growth hormone, and erythropoeitin, or EPO. We believe that our Delta-GT technology represents a system for developing potential drug candidates. We are currently not seeking to commercialize any drug candidates through our Delta-GT program.

OUR STRATEGY

    Our goal is to be the leading provider of data on the function, role and disease relevance of mammalian genes. The key elements of our strategy to achieve this goal include:

    - becoming the most comprehensive source of information on mammalian gene function and target validation by expanding our proprietary technologies and developing systems to increase the scale, scope and depth of our database content;

    - focusing on the commercial needs of our customers by delivering valuable information and facilitating real-time access and searching of DeltaBase;

    - continuing to pursue intellectual property rights for what we believe to be our commercially relevant inventions, products and methods and offering our customers access to our intellectual property portfolio;

    - pursuing early stage development of targets found through our Delta-GT program; and

    - acquiring technologies to meet the target validation needs of our customers.

    As we are a development stage company with a limited operating history and an unproven business strategy, there can be no assurance that we will succeed in achieving our goal. Moreover, we face serious competition from others attempting to determine gene function and cannot assure you that our technology and product offerings will be commercially viable.

                                 --------------

    We were incorporated in Delaware in January 1997 under the name
Deltagen, Inc. Our principal executive offices and primary research facilities are located at 1003 Hamilton Avenue, Menlo Park, California 94025, and our telephone number is (650) 752-0200.

                                  THE OFFERING

Common stock offered.................................  7,000,000 shares

Common stock reserved................................  700,000 shares of the common stock included in this offering have been reserved for sale to
                                                       our directors, officers and employees, as well
                                                       as to clients, vendors and individuals
                                                       associated with us.

Common stock outstanding after this offering.........  28,804,437 shares

Use of proceeds......................................  For expansion of product and technology development, growth of our sales and marketing
                                                       organization, investment in intellectual
                                                       property protection, working capital and
                                                       general corporate purposes.

Nasdaq National Market symbol........................  "DGEN"

    Unless otherwise indicated, all information in this prospectus:

    - assumes an 8-for-7 forward split of our capital stock effected July 12, 2000;

    - assumes no exercise of the underwriters' option to purchase up to 1,050,000 additional shares of common stock to cover over-allotments; and

    - reflects the conversion of each of the 18,137,486 outstanding shares of our preferred stock into 18,137,486 shares of our common stock automatically upon the closing of this offering.

    The number of shares of common stock to be outstanding immediately after the offering:

    - is based upon 21,804,437 shares outstanding as of March 31, 2000;

    - does not take into account 1,266,230 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2000, at a weighted average exercise price of $0.67 per share, 222,256 shares of common stock issuable upon exercise of options granted on May 26, 2000, at a weighted average exercise price of $7.88 and 621,313 shares of common stock issuable upon exercise of options granted on July 7, 2000, at a weighted exercise price of $12.60;

    - does not take into account 43,101 shares of Series B preferred stock, convertible into common stock upon the closing of this offering and issuable upon the exercise of warrants outstanding as of March 31, 2000, at an exercise price of $1.53 per share;

    - does not take into account 457,143 shares of Series C preferred stock, convertible into common stock upon the closing of this offering and issuable upon the exercise of a warrant outstanding as of July 31, 2000, at an exercise price of $3.13; and

    - does not take into account 13,931 unissued shares authorized for future awards under our 1998 Stock Incentive Plan, 5,485,714 unissued shares authorized for future awards under our 2000 Stock Incentive Plan and 1,142,857 unissued shares authorized for future issuance under our Employee Stock Purchase Plan.

                                 --------------

    Deltagen-Registered Trademark- is our company's registered trademark. DeltaBase-TM-, DeltaSelect-TM-, Delta-GT-TM- and DeltaXpress-TM- are our common law trademarks. This prospectus also contains brand names, logos, service marks and trademarks of other companies.

                             SUMMARY FINANCIAL DATA

                                                     PERIOD FROM
                                                  JANUARY 28, 1997
                                                 (DATE OF INCEPTION)       YEARS ENDED          THREE MONTHS
                                                         TO               DECEMBER 31,         ENDED MARCH 31,
                                                    DECEMBER 31,       -------------------   -------------------
                                                        1997             1998       1999       1999       2000
                                                 -------------------   --------   --------   --------   --------
                                                                                                 (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Contract revenue...............................        $    --         $   381    $  1,240       221         286
                                                       -------         -------    --------   -------    --------
Operating expenses:
  Research and development.....................            879           3,360      12,144     2,236       5,627
  General and administrative...................            416             638       2,932       248       2,045
                                                       -------         -------    --------   -------    --------
    Total operating expenses...................          1,295           3,998      15,076     2,484       7,672
                                                       -------         -------    --------   -------    --------
Loss from operations...........................         (1,295)         (3,617)    (13,836)   (2,263)     (7,386)

Interest income (expense), net.................             40             265         (11)       68          91
                                                       -------         -------    --------   -------    --------
Net loss.......................................         (1,255)         (3,352)    (13,847)   (2,195)     (7,295)
Deemed dividend related to beneficial
  conversion of preferred stock................             --              --          --        --     (22,360)
                                                       -------         -------    --------   -------    --------
Net loss attributable to common stockholders...        $(1,255)        $(3,352)   $(13,847)  $(2,195)   $(29,655)
                                                       =======         =======    ========   =======    ========
Net loss per common share, basic and diluted...        $    --         $ (8.00)   $ (12.82)  $ (2.44)   $ (18.56)
                                                       =======         =======    ========   =======    ========
Shares used in computing net loss per common
  share, basic
  and diluted (unaudited)......................             --             419       1,080       898       1,598
                                                       =======         =======    ========   =======    ========

Pro forma net loss per share, basic and
  diluted......................................                                   $  (1.15)             $  (1.64)
                                                                                  ========              ========
Shares used in computing pro forma net loss per
  share, basic and diluted (unaudited).........                                     12,018                18,136
                                                                                  ========              ========

    Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock as of March 31, 2000 into 18,137,486 shares of common stock as if the stock had been converted immediately upon its issuance.

                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 17,961    $17,961     $114,411
Working capital.............................................    12,732     12,732      109,182
Total assets................................................    25,075     25,075      121,525
Capital lease obligations, less current portion.............        14         14           14
Loans payable, less current portion.........................     2,051      2,051        2,051
Redeemable convertible preferred stock......................    36,807         --           --
Total stockholders' equity (deficit)........................   (19,327)    17,480      113,930

    The pro forma balance sheet reflects the automatic conversion of 18,137,486 outstanding shares of convertible preferred stock as of March 31, 2000 into 18,137,486 shares of common stock. The pro forma as adjusted balance sheet reflects this automatic conversion and the sale of 7,000,000 shares of common stock offered at the initial public offering price of $15.00 after deducting underwriting discounts, commissions and offering expenses.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

WE EXPECT TO CONTINUE TO INCUR SUBSTANTIAL LOSSES AND WE MAY NEVER ACHIEVE PROFITABILITY, WHICH IN TURN MAY HARM OUR FUTURE OPERATING PERFORMANCE AND MAY CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE

    We have had net losses every year since our inception in 1997 and, as of March 31, 2000, had an accumulated deficit of $25.7 million. We had net losses of $1.3 million, $3.4 million, $13.8 million and $29.7 million in 1997, 1998, 1999 and the first quarter of 2000, respectively and net losses of $7.3 million before a dividend related to the beneficial conversion of our preferred stock. Because we anticipate significant additional expenditures for our research and development programs and for the development, implementation and support of our gene function database, we expect to report substantial net losses through at least the next several years. We may never achieve profitability. If we do not become profitable within the time frame expected by securities analysts or investors, the market price of our stock will likely decline. If we do achieve profitability, we may not sustain or increase profitability in the future.

    We expect that our expenditures will continue to increase, due in part to:

    - continued investment in the research and development of our new and existing products and our technology, including increased investment for the development, implementation and support of our gene function database, our standard and conditional knockout programs and our gene trap programs;

    - obligations under existing and future fee-for-service agreements; and

    - our increasing investment in management and other employees, sales and marketing programs, customer service and operational and financial controls.

WE ARE A DEVELOPMENT-STAGE COMPANY WITH AN UNPROVEN BUSINESS STRATEGY, AND OUR LIMITED HISTORY OF OPERATIONS MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT

    We have had a limited operating history and are at an early stage of development. Our strategy of offering a gene function database and using knockout mice to enable our customers to pursue promising candidates for drug target development is unproven. Additionally, our pricing models for offering our products and services are unproven. We currently have one subscriber for our gene function database. We have generated only limited revenues from customers for the development and analysis of knockout mice, amounting to approximately $1.2 million and $381,000 for the fiscal years ended 1999 and 1998, respectively. For the three months ended March 31, 2000 and 1999, we recognized revenues of $286,000 and $221,000, respectively. We recognized no revenue in 1997. Our success will depend upon, among other things, our ability to enter into licensing and other agreements on favorable terms, our ability to determine and generate information on those genes which have potential use as drug targets and the commercialization of products using our data. Moreover, we have no experience selling our data, and we have never provided a gene database before. Our sales force may not succeed in marketing our database product, and our employees may not succeed in implementing and operating our database in a manner that is satisfactory to our subscribers. Furthermore, the plans for our gene trap and conditional knockout programs are unproven, and we cannot be sure that we will ever be able to develop these programs or that any program that we develop will be commercially successful. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

WE CURRENTLY HAVE ONLY SIX CUSTOMERS AND WILL NOT SUCCEED UNLESS WE CAN ATTRACT MANY MORE CUSTOMERS

    We currently have only one subscriber to our gene function database, and we have only six customers for our DeltaSelect knockout program. We expect to enter into only a limited number of future DeltaSelect agreements. To succeed we must attract customers for our database and other programs. Our existing and future agreements may not be renewed and may be terminated without penalty in the event either party fails to fulfill its obligations under one of these agreements. Failure to renew or the cancellation of these agreements by one of our customers could result in a significant loss of revenues. In 1999, Pfizer accounted for 64% of our revenues and two of our other current customers each accounted for greater than 10% of our revenues. Our current customers are Merck, Pfizer, Roche Biosciences, Schering-Plough, Glaxo Wellcome and Tularik. Our agreement with Tularik expired in February 2000 and our agreements with Roche and Pfizer expire in November and December 2000, respectively. In the first quarter of 2000, Schering-Plough accounted for 52% of our revenues and two other customers accounted for the remaining 15% and 33%, respectively.

    Over the past several years, companies in the pharmaceutical industry have undergone significant consolidation. If two or more of our present or future customers merge, we may not be able to receive the same fees under agreements with the combined entities that we were able to receive under agreements with these customers prior to their merger. Moreover, if one of our customers merges with an entity that is not a customer, the new combined entity may prematurely terminate our agreement. Any of these developments could harm our business or financial condition.

BECAUSE WE HAVE ONLY RECENTLY BEGUN TO OFFER OUR DATABASE, WHICH WE EXPECT TO BE OUR PRINCIPAL PRODUCT, OUR FUTURE PROSPECTS ARE UNCERTAIN

    We believe the majority of our revenues will be derived from fees under agreements with our database users. We may also derive revenues from royalties received from these users. We have entered into one agreement with a subscriber to our database, however, we cannot be sure of the terms under which we may enter into future agreements, such as fees payable to us or the term of the agreements, if any. Our agreement which expires three years after our first delivery of data to Glaxo Wellcome provides for termination for any reason within the first three months after the one-year anniversary of the effective date upon the payment of a specified termination fee.

    Our database has not been tested by customers, and it may not perform adequately or provide information in a manner that is useful for our customers. If our database is not acceptable to our prospective customers, it may not generate revenues and our business and financial condition will be materially harmed.

    We may not be able to comply with minimum performance levels or restrictive provisions or other obligations that may be contained in any agreements, such as minimum data delivery requirements. In addition, we may experience unforeseen technical complications in the processes we use to generate functional data for our gene database and functional genomics resources. These complications could materially delay or limit the use of our gene function database, substantially increase the anticipated cost of generating data or prevent us from implementing our processes at appropriate quality and scale levels, thereby causing our business to suffer.

NO DRUGS HAVE BEEN DEVELOPED AND COMMERCIALIZED USING GENOMICS-BASED RESEARCH AND THEREFORE THE FUTURE OF OUR PRODUCTS AND PROGRAMS IS UNCERTAIN

    None of the limited number of drugs developed to date using genomics-based research have reached the commercial market. We cannot assure you that genomics-based drug development efforts will ultimately be successful. We have not proven our ability either to identify drug targets with commercial potential or commercialize drug targets that we do identify. We cannot assure you that a particular gene function in a mouse will have any correlation to a patient's response to a particular drug. It is difficult to successfully select those genes with the most potential for commercial development. Furthermore, we do not know that any products based on genes that are the subject of our research can be successfully developed or commercialized. If commercial opportunities are not realized from genomic-based research, our existing customers could stop using our products or we could have difficulty attracting or retaining customers and, in any event, we would not realize any product royalties.

OUR CUSTOMERS WILL CONTROL THE DEVELOPMENT AND COMMERCIALIZATION OF PRODUCTS BASED ON GENES THAT WE IDENTIFY, WHICH MAY MEAN THAT OUR RESEARCH EFFORTS WILL NEVER RESULT IN ANY ROYALTY PAYMENTS OR THIRD PARTY PRODUCT SALES

    We intend for our agreements with our customers to provide us with rights to obtain royalties from the commercial development of compounds or therapeutic approaches derived from access to our database, technology or intellectual property. We may not be able to obtain these rights under future agreements. Our ability to obtain these rights depends in part on the advantages and novelty of our technologies, the validity of our intellectual property, the usefulness of our data and our negotiating position relative to each potential customer.

    We will have limited or no control over the resources that any customer may devote to the development of compounds or therapeutic approaches derived from our access to our database. These customers may breach or terminate their agreements with us, and they are not obligated to conduct any product discovery, development or commercialization activities at all. Further, our customers may decide not to develop products arising out of our customer agreements or may not devote sufficient resources to the development, approval, manufacture, marketing or sale of these products. If any of these events occurs, our customers may not develop or commercialize any products based on our gene function research, technologies or intellectual property, we would not receive royalties on product sales and our results of operations would suffer. Furthermore, our customers may resist sharing revenue derived from the successful commercialization of a drug through royalty payments or others may have competing claims to all or a portion of such revenues.

THERE ARE A FINITE NUMBER OF GENE FAMILIES UPON WHICH PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES FOCUS THEIR RESEARCH, WHICH LIMITS OUR POTENTIAL REVENUE AND GROWTH

    Our current and potential subscribers and customers traditionally focus their research and development efforts on a finite number of gene families that they view as reliable drug targets. Once we provide functional information on these gene families, our ability to attract and retain subscribers to our database will depend, in part, on the willingness of our subscribers to expand their research and development activities to other gene families. If our customers do not do this, we may lose existing subscribers or fail to attract new subscribers for our database services, and as a result, our business and financial condition may be harmed. In addition, we have made and will continue to make significant investments in our database and knockout programs which we may not recoup if we cannot find additional target opportunities.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

    The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

    - changes in the demand for and pricing of our products and services;

    - the nature, pricing and timing of other products and services provided by us or our competitors;

    - changes in the research and development budgets of our customers;

    - acquisition, licensing and other costs related to the expansion of our operations;

    - the timing of milestones, licensing and other payments under the terms of our customer agreements and agreements pursuant to which others license technology to us;

    - expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights; and

    - our unpredictable revenue sources as described below.

    We anticipate significant fixed expenses due in part to our need to continue to invest in product development and potential extensive support for our gene function database subscribers. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period.

    As a result of these fluctuations, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of our future performance.

OUR REVENUES WILL BE UNPREDICTABLE AND THIS MAY HARM OUR FINANCIAL CONDITION

    The amount and timing of revenues that we may have from our business will be unpredictable because:

    - the timing of our DeltaSelect program agreements, gene function database subscriber agreements and installations are determined by our customers and subscribers;

    - whether any products are commercialized and generate royalty payments depends on the efforts, timing and willingness of our customers;

    - we do not expect to receive any milestone or royalty payment under licenses and other arrangements for a substantial period of time, if ever;

    - to date, we have entered into only one customer agreement for our gene function database and may not enter into any additional agreements;

    - the time required to complete custom orders for our database programs can vary significantly; and

    - our sales cycle is lengthy, as described below.

    As a result, our revenue may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. If this happens, the price of our common stock may decline.

WE EXPECT THAT OUR SALES CYCLE WILL BE LENGTHY, WHICH WILL CAUSE OUR REVENUES TO BE UNPREDICTABLE AND OUR BUSINESS TO BE DIFFICULT TO MANAGE

    Our ability to identify and obtain subscribers for our gene function database product and other services depends upon whether customers believe that our products and services can help accelerate drug discovery efforts. Our sales cycle will be lengthy because of the need to educate potential customers and sell the benefits of our products and services to a variety of constituencies within potential subscriber companies. These companies are large organizations with many different layers and types of decision-makers. In addition, each database subscription and development program or services agreement will involve the negotiation of unique terms and issues which will take a significant amount of time. We may expend substantial funds and management effort with no assurance that a subscription program or services agreement will result. Actual or proposed mergers or acquisitions of our prospective customers may also affect the timing and progress of our sales efforts. Any of these developments could harm our business or financial condition.

WE MAY HAVE CONFLICTS OR BE IN COMPETITION WITH OUR CUSTOMERS, WHICH WILL HURT OUR BUSINESS PROSPECTS

    We may pursue opportunities in fields, such as secreted proteins, that could conflict with those of our customers. Moreover, disagreements could arise with our customers or their partners over rights to our intellectual property or our rights to share in any of the future revenues of compounds or therapeutic approaches developed by our customers. These kinds of disagreements could result in costly and time-consuming litigation and could have a negative impact on our relationship with existing customers. Any conflict with our customers could reduce our ability to attract additional customers or enter into future customer agreements. Some of our customers could also become competitors in the future. Our customers could develop competing products, preclude us from entering into agreements with their competitors or terminate their agreements with us prematurely.

WE EXPERIENCE INTENSE COMPETITION FROM OTHER ENTITIES ENGAGED IN THE STUDY OF GENES, AND THIS COMPETITION COULD ADVERSELY AFFECT OUR BUSINESS

    The human and mouse genomes contain a finite number of genes. The human genome has been mapped and identified. Our competitors have identified and will continue to identify the sequence of numerous genes in order to obtain proprietary positions with respect to those genes. In addition, our competitors may seek to identify and determine the biological function of numerous genes in order to obtain intellectual property rights with respect to specific uses of these genes, and they may accomplish this before we do. We believe that the first company to determine the functions of commercially relevant genes or the commercially relevant portions of the genome will have a competitive advantage.

    A number of companies, institutions and government-financed entities are engaged in gene sequencing, gene discovery, gene expression analysis, gene function determination and other gene-related service businesses. Many of these companies, institutions and entities have greater financial and human resources than we do and have been conducting research longer than we have. In particular, a significant portion of this research is being conducted by private companies and under the international Human Genome Project, a multi-billion dollar program funded, in part, by the U.S. government, which completed and released its initial rough draft of the human genome in June of this year. Furthermore, other entities have and will continue to discover and establish a patent position in genes or gene sequences that we wish to study. Significant competition also arises from entities using standard target identification approaches, traditional knockout mouse technology and other functional genomics technologies. These competitors may have intellectual property rights in functional or other data which are superior to our rights. These competitors may also develop products earlier than we do, obtain regulatory approvals faster than we can and invent products and techniques that are more effective than ours. Furthermore, other methods for conducting functional genomics research may ultimately prove more advanced, in some or all respects, to the use of knockout mice. In addition, technologies more advanced than or superior to our gene trap technology and gene function identification technology may be developed, thereby rendering our gene trap and gene function identification technologies obsolete. As we expand our range of products and services, such as our gene trap program, we will compete with additional companies, some of which may be our customers at that time or our potential customers.

    Some of our competitors have developed commercially available databases containing gene sequence, gene expression, gene function, genetic variation or other functional genomic information and are marketing or plan to market their data to pharmaceutical and biotechnology companies. Additional competitors may attempt to establish databases containing this information in the future. We expect that competition in our industry will continue to intensify. We also believe that some pharmaceutical and biotechnology companies are discussing the possibility of working together to discover the functions of genes and share gene function-related data among themselves. The formation of this type of consortium could reduce the prospective customer base for our gene function-related business. Moreover, the pharmaceutical industry has undergone significant mergers and this trend is expected to continue. This concentration of the industry could further limit our potential customer base and therefore harm our business.

IF WE FAIL TO PROPERLY MANAGE OUR GROWTH, OUR BUSINESS COULD BE ADVERSELY
AFFECTED

    We expect to continue to experience significant growth in the number of our employees and the scope of our operations, including an increase in the scale of our mouse knockout program. As of December 31, 1999, we had 113 full-time employees, and as of March 31, 2000, we had 138 full-time employees. We expect our number of employees to continue to increase for the foreseeable future. In addition, we have substantially increased the scale of our knockout mouse production in the last year and expect to continue doing so for the foreseeable future. Our overall growth and need to develop many different areas of our company have placed, and may continue to place, a strain on our management and operations. If we are unable to manage our growth effectively, our losses could increase. The management of our growth will depend, among other things, upon our ability to broaden our management team and attract, hire, train and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems. We will also be required to expend funds, which may be substantial, to improve our operational, financial and management controls, reporting systems and procedures.

    In addition, we will have to invest in additional customer support resources. Our current and potential database subscribers typically have worldwide operations and may require support at multiple U.S. and foreign sites and in multiple languages. To provide this support, we may need to open offices in addition to our Menlo Park and San Carlos, California facilities, which will result in additional burdens on our systems and resources and require additional capital expenditures.

WE MAY ENGAGE IN FUTURE ACQUISITIONS, WHICH COULD ADVERSELY AFFECT YOUR INVESTMENT IN US AS WE MAY NEVER REALIZE ANY BENEFITS FROM SUCH ACQUISITIONS, WHICH ALSO COULD BE EXPENSIVE AND TIME CONSUMING

    We intend to acquire and license additional products and programs, if we determine that these products or programs complement our existing technology or augment our existing information technology platforms. We currently have no commitments or agreements with respect to any material acquisitions. If we do undertake any transactions of this sort, the process of integrating an acquired business, technology, service or product may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could adversely affect our results of operations and financial condition.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

    Our products and services may not produce revenues that, together with our existing cash and other resources, are adequate to meet our cash needs. Initially, we plan to fund our operations with proceeds from this offering, and we may in the future seek to raise additional funds from the sale of stock or from debt financing. Our cash requirements depend on numerous factors, including:

    - our ability to attract and retain customers for our gene function database and other products and services;

    - unexpected expenses in connection with the development of our gene function database, our gene trap program or other products and services;

    - expenditures in connection with license agreements and acquisitions of and investments in complementary technologies and businesses;

    - the need to increase research and development spending to keep up with competing technologies and market developments; and

    - unexpected expenditures as we expand our sales, marketing and customer service organizations and improve our management, operational and financial systems.

    If we need additional funding, we may be unable to obtain it on favorable terms, or at all. If adequate funds are not available, we may have to curtail operations significantly or obtain funds by entering into arrangements requiring us to relinquish rights to certain technologies, products or markets. In addition, if we raise funds by selling stock or convertible securities, our existing stockholders could suffer dilution.

WE DEPEND ON KEY EMPLOYEES IN A COMPETITIVE MARKET FOR SKILLED PERSONNEL, AND WITHOUT ADDITIONAL EMPLOYEES, WE CANNOT GROW OR ACHIEVE PROFITABILITY

    We are highly dependent on the principal members of our management, operations and scientific staff, including William Matthews, Ph.D., our President and Chief Executive Officer, and Mark W. Moore, Ph.D., our Chief Scientific Officer and Treasurer. The loss of either of their services would harm our business.

    Our future success also will depend in part on the continued service of our key scientific, software, consultant and management personnel and our ability to identify, hire and retain additional personnel, including customer service, marketing and sales staff. We experience intense competition for qualified personnel. We may be unable to attract and retain personnel necessary for the development of our business. Moreover, our business is located in the San Francisco Bay Area of California, where demand for personnel with the skills we seek is extremely high and is likely to remain high. Because of this competition, our compensation costs may increase significantly.

WE CURRENTLY HAVE NO PATENTS, AND IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY INFORMATION, OUR BUSINESS WILL BE ADVERSELY AFFECTED

    Our business and competitive position depends upon our ability to protect and exploit our proprietary techniques, methods, compositions, inventions, database information and software technology. However, our strategy of obtaining such proprietary rights around as many genes as possible is unproven. Unauthorized parties may attempt to obtain and use information that we regard as proprietary. Although we intend for our gene function database subscription agreements to require our potential subscribers to control access to our database and information, policing unauthorized use of our database information and software may be difficult.

    We currently have no issued patents or registered copyrights. Patents have issued to other entities based on claims relating to knockout mice. In addition, many applications have been filed seeking to protect partial human gene sequences, many of which are based primarily on gene sequence information alone. Some of these applications have issued as patents. Some of these may claim sequences which we have used or may use in the future to generate knockout mice in our gene knockout program. In addition, other applications have been filed which seek to protect methods of using genes and gene expression products, some of which attempt to assign biological function to the DNA sequences based on laboratory experiments, computer predictions, mathematical algorithms and other methods. The issuance of these applications as patents will depend, in part, upon whether practical utility can be sufficiently established for the claimed sequences and whether sufficient correlation exists between the experimental results predictions, algorithms and other methods and actual functional utility. The patent application process before the United States Patent and Trademark Office and other similar agencies in other countries is confidential in nature. As each application is evaluated independently and confidentially, we cannot predict whether applications have been filed or which, if any, will ultimately issue as patents. However, it is probable that patents will be issued to our competitors claiming knockout mice, partial human gene sequences and methods of using genes and gene expression products.

    Numerous applications have been filed by other entities claiming gene sequences. Many patents have already issued and we expect more will issue in the future. In addition, others may discover uses for genes or proteins other than uses covered in any patents issued to us, and these other uses may be separately patentable. We may not be able to obtain issued patents on our patent applications because our patent applications may not meet the requirements of the patent office. The holder of a patent covering a particular use of a gene or a protein, isolated gene sequence or deduced amino acid sequence could exclude us from using that gene, protein or sequence. In addition, a number of entities make gene information, techniques and methods publicly available, which may affect our ability to obtain patents.

    Some of our patent applications may claim compositions, methods or uses that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in an interference proceeding before the U.S. Patent and Trademark Office. Regardless of determined outcome, this process is time-consuming and expensive.

    Issued patents may not provide commercially-meaningful protection against competitors. Other companies or institutions may challenge our or our customers' patents or independently develop similar products that could result in an interference proceeding in the U.S. Patent and Trademark Office or a legal action. In the event any researcher or institution infringes upon our or our customers' patent rights, enforcing these rights may be difficult and can be time-consuming. Others may be able to design around these patents or develop unique products providing effects similar to our products.

    Our ability to use our patent rights to limit competition in the creation and use of knockout mice, as well as our ability to obtain patent rights, may be more limited in certain markets outside of the United States because the protections available in other jurisdictions may not be as extensive as those available domestically.

    We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. We also cannot prevent others from independently developing technology or software that might be covered by copyrights issued to us, and trade secret laws do not prevent independent development.

WE MAY BE SUBJECT TO LITIGATION AND INFRINGEMENT CLAIMS WHICH MAY BE COSTLY AND DIVERT MANAGEMENT'S ATTENTION

    The technology we use in our business may subject us to claims that we infringe on the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies attempt to discover gene function through mouse gene knockouts and engage in other genomics-related businesses. Furthermore, many of our competitors and other companies performing research on genes have already applied for patents covering some of the genes upon which we perform research, and many patents have already been issued which cover these genes, as well as genes we may wish to use in the future.

    In 1998, Lexicon Genetics Incorporated, one of our competitors, informed us that it was a coexclusive licensee under a patent covering certain isogenic DNA technology that may be used to modify the genome of a target cell. On May 24, 2000, Lexicon filed a lawsuit against us in the United States District Court for the District of Delaware. The complaint in the lawsuit alleges that our methods of making knockout mice infringe United States Patent No. 5,789,215 under which Lexicon claims to be an exclusive licensee. The complaint seeks a judgment that we have infringed this patent, a permanent injunction against further infringement of the patent and an award of damages in an unspecified amount that, under certain circumstances, may be tripled. On June 13, 2000, we responded to Lexicon's complaint by filing an answer and seeking a declaratory judgment in our favor. Our response seeks a judgment declaring the patent invalid and that we have not infringed and are not infringing the patent. We intend to defend the action vigorously.

    The litigation against us is in the early stages and its outcome cannot be predicted. If Lexicon prevails and obtains an injunction, we would be required to obtain a license in order to continue to use the methods covered by the patent. We may not be able to obtain this license on favorable terms or at all. If we are unable to obtain a license, we would be required to redesign our processes to use alternative methods of making knockout mice and expect we would experience a significant disruption in our ability to generate revenue during this redesign period and as we develop a gene function database using these new methods. This redesign and development would involve significant time and costs, and the alternative methods available to us may not be as effective as our current methods. We estimate the average time from the date we begin to create a knockout mouse until the date the data from that knockout mouse is added to the gene function database to be 12 months. The addition of new data points to our gene function database could be significantly delayed. We may fail to attract customers for a gene function database that uses the alternative methods, and the marketing of our existing database and DeltaSelect program may be significantly affected. If Lexicon prevails, we could also incur significant financial liabilities which could materially affect our business and operating results.

    In addition, on July 13, 2000, we received a letter from Lexicon stating that they believe we may be involved in activities that conflict with four patents licensed to Lexicon. Lexicon's letter states that these patents cover certain methods for producing gene targeted cells and transgenic, or knockout, mice. We believe our methods do not infringe these patents. If Lexicon asserts its rights under these patents as the basis for a lawsuit against us and Lexicon prevails in any such lawsuit, we would be prevented from using our methods unless we obtained a license. We may be unable to obtain a license on favorable terms or at all, or we may choose not to seek a license. We believe we could use alternative methods, with which we have experience and which we believe are as effective as our current methods. Developing a gene function database using these alternative methods would involve significant time and costs. An adverse determination of any lawsuit with Lexicon involving these patents could also significantly affect the marketing of our existing gene function database and DeltaSelect program. We expect that, during the period prior to development of a comparable gene function database using these alternative methods, we would experience a significant disruption in our ability to generate revenue. If Lexicon prevails in any lawsuit involving these patents, we could also incur significant financial liabilities which could materially affect our business and operating results.

    We may be involved in future lawsuits alleging patent infringement or other intellectual property rights violations. In addition, litigation may be necessary to:

    - assert claims of infringement;

    - enforce our patents, if any;

    - protect our trade secrets or know-how; and

    - determine the enforceability, scope and validity of the proprietary rights of others.

    We may be unsuccessful in defending or pursuing these lawsuits. Regardless of the outcome, litigation, including our litigation with Lexicon, can be very costly, can divert management's efforts and could materially affect our business and operating results. An adverse determination may subject us to significant liabilities or restrict or prohibit us from selling our products.

BECAUSE WE DO NOT HAVE ANY ISSUED PATENTS, AND BECAUSE KNOCKOUT MOUSE AND GENE-RELATED PATENTS EVEN IF OBTAINED MAY NOT BE ENFORCEABLE, OUR INTELLECTUAL PROPERTY MAY NOT HAVE ANY MATERIAL VALUE, WHICH WOULD DIMINISH OUR BUSINESS PROSPECTS

    One of our strategies is to obtain proprietary rights around as many gene knockouts as possible. Although we have filed patent applications covering the knockout mice we produce, we do not currently have any issued patents. We rely on a combination of copyright and trademark law, trade secrets, non-disclosure agreements and contractual provisions in our agreements with our customers to establish and maintain intellectual property rights. While the U.S. Patent and Trademark Office in the past has issued patents to others covering function of genes, knockout mice, types of cells, gene sequences and methods of testing cells, we do not know whether or how courts may enforce those patents, if that becomes necessary. If a court finds these types of inventions to be unpatentable, or interprets them narrowly, the benefits of our strategy may not materialize and our business and financial condition could be harmed.

OUR RIGHTS TO THE USE OF TECHNOLOGIES LICENSED TO US BY THIRD PARTIES ARE NOT WITHIN OUR CONTROL, AND WITHOUT THESE TECHNOLOGIES, OUR PRODUCTS AND PROGRAMS MAY NOT BE SUCCESSFUL AND OUR BUSINESS PROSPECTS COULD BE HARMED

    We rely, in part, on licenses to use certain technologies which are material to our business, including a secreted protein gene trap which we license exclusively from the University of Edinburgh. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our licensors abiding by the terms of those licenses and not terminating them. In most cases, we do not control the prosecution or filing of the patents to which we hold licenses. Instead we rely upon our licensors to prevent infringement of those patents. Some of the licenses under which we have rights, such as the license from the University of Edinburgh, provide us with exclusive rights in specified fields, but we cannot assure you that the scope of our rights under these and other licenses will not be subject to dispute by our licensors or third parties.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIAL AND MAY SUBJECT US TO ENVIRONMENTAL LIABILITY, WHICH WOULD SERIOUSLY HARM OUR FINANCIAL CONDITION

    Our research and development activities involve the controlled use of hazardous and radioactive materials and generate biological waste. We are subject to federal, state and local laws and regulations governing the storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials and wastes comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Future environmental regulations could require us to incur significant costs.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS COULD INCREASE OUR OPERATING COSTS OR ADVERSELY AFFECT OUR CUSTOMERS' ABILITY TO OBTAIN GOVERNMENTAL APPROVAL OF GENE BASED PRODUCTS, WHICH WOULD ADVERSELY AFFECT THE COMMERCIALIZATION OF OUR TECHNOLOGY

    The Animal Welfare Act, or AWA, is the federal law that currently covers animals in laboratories. It applies to institutions or facilities using any regulated live animals for research, testing, teaching or experimentation, including diagnostic laboratories and private companies in the pharmaceutical and biotechnology industries. The AWA currently does not cover rats or mice. However, the United States

Department of Agriculture, which enforces the AWA, is presently considering changing the regulations issued under the AWA to include mice within its coverage.

    The Department of Agriculture is reconsidering the regulations in response to a January 1999 petition filed by several parties requesting that mice, rats and birds be added to the list of animals regulated under the AWA. These parties also have a lawsuit pending which seeks the inclusion of mice, rats, and birds in the AWA regulations.

    Currently, the AWA imposes a wide variety of specific regulations which govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. We cannot assure you that the USDA will not decide to include mice in its regulations and that we will not become subject to registration, inspections and reporting requirements. Compliance with the AWA could be expensive, and current or future regulations could impair our research and production efforts.

    Since we develop animals containing changes in their genetic make-up, we may become subject to a variety of laws, guidelines, regulations and treaties specifically directed at genetically modified organisms, or GMOs. The area of environmental releases of GMOs is rapidly evolving and is currently subject to intense regulatory scrutiny, particularly internationally. If we become subject to these laws we could incur substantial compliance costs. For example, the Biosafety Protocol, or the BSP, a recently adopted treaty, is expected to cover certain shipments from the U.S. to countries abroad that have signed the BSP. The BSP is also expected to cover the importation of living modified organisms, a category that could include our animals. If our animals are not contained as described in the BSP, our animals could be subject to the potentially extensive import requirements of countries that are signatories to the BSP.

    We also are subject to a variety of other federal, state and local laws and regulations in the U.S. and in other countries pertaining to our facilities, the shipment, exportation and importation of various articles, safe working conditions, production practices, fire hazard control and other health concerns. There can be no assurance that we will avoid incurring significant costs to comply with these laws and regulations or that we will be able to comply with them in the future. Failure to comply with relevant laws and regulations may have a material adverse effect on our business, financial condition and results of operation. Unanticipated changes in existing legal and regulatory requirements or the adoption of new requirements also could have a material adverse effect on us.

    Drugs and diagnostic products are subject to an extensive and uncertain regulatory approval process by the Food and Drug Administration and comparable agencies in other countries. Regulatory requirements ultimately imposed on our products or products developed by our customers could limit our or our customers' ability to test, manufacture and, ultimately, commercialize products, including products for which we are entitled to receive royalty payments.

ETHICAL AND SOCIAL ISSUES MAY LIMIT OR DISCOURAGE THE USE OF KNOCKOUT MICE OR OTHER GENETIC PROCESSES WHICH COULD REDUCE OUR REVENUES AND ADVERSELY AFFECT OUR BUSINESS

    Governmental authorities could, for social or other purposes, limit the use of genetic processes or prohibit the practice of our gene trap and knockout mouse technologies. Public attitudes may be influenced by claims that genetically engineered products are unsafe for consumption or pose a danger to the environment. The subject of genetically modified organisms, like knockout mice, has received negative publicity and aroused public debate. In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage. Ethical and other concerns about our methods, particularly our use of knockout mice, could adversely affect our market acceptance.

ALL OUR RESEARCH IS CONDUCTED AT TWO FACILITIES, AND A NATURAL DISASTER AT THESE FACILITIES IS POSSIBLE AND COULD RESULT IN A PROLONGED INTERRUPTION OF OUR BUSINESS

    We conduct all our scientific and management activities at two facilities in California. Both locations are in seismically active areas. We have taken precautions to safeguard our mouse colony including through insurance, storage of animals off-site at a back-up facility in Massachusetts, the freezing of sperm and the storing of embryonic stem cells, or ES cells, to allow for the regeneration of mice. However, a natural disaster, such as an earthquake, fire, flood or outbreak of infectious disease, could cause substantial delays. This could interrupt mouse breeding, cause us to incur additional expenses and adversely affect our reputation with customers.

SECURITY RISKS IN ELECTRONIC COMMERCE OR UNFAVORABLE INTERNET REGULATIONS MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES

    We may provide access to our gene function database on the Internet. A fundamental requirement to conduct our business over the Internet is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the security measures we use to protect the content in our gene function database. Anyone who is able to circumvent our security measures could misappropriate our proprietary information or confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, and these efforts may not be successful. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. For example, recent attacks by computer hackers on major e-commerce web sites have heightened concerns regarding the security and reliability of the Internet.

    Because of the growth in electronic commerce, the U.S. Congress has held hearings on whether to further regulate providers of services and transactions in the electronic commerce market, and federal and state authorities could enact laws, rules and regulations affecting our business and operations. If enacted, these laws, rules and regulations could make our business and operations more costly and burdensome as well as less efficient.

WE RELY ON THIRD-PARTY DATA SOURCES, AND WITHOUT THESE SOURCES, OUR PRODUCTS AND PROGRAMS WOULD BE INCOMPLETE AND LESS APPEALING TO CUSTOMERS, SERIOUSLY HARMING OUR BUSINESS PROSPECTS

    We may rely on scientific and other data supplied by third parties, and all of our gene sequence data comes from public genomics data. This data could be defective, be improperly generated or contain errors or other defects, which could corrupt our gene function database and our other programs and services. In addition, we cannot guarantee that our sources acquired this data in compliance with legal requirements. In the event of any such defect, corruption or finding of nonconformance, our business prospects could be adversely affected.

OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS, WHICH COULD LEAD TO COSTLY LITIGATION FOR US AND MAKE AN INVESTMENT IN US LESS APPEALING

    The market price of our common stock may fluctuate substantially due to a variety of factors, including:

    - announcements of technological innovations or new products by us or our competitors;

    - developments or disputes concerning patents or proprietary rights, including announcements with respect to our litigation with Lexicon or of infringement, interference or other litigation against us or our licensors;

    - the timing and development of our products and services;

    - media reports and publications about genetics and gene-based products;

    - changes in pharmaceutical and biotechnology companies' research and development expenditures;

    - announcements concerning our competitors, or the biotechnology or pharmaceutical industry in general;

    - changes in government regulation of genetic research or gene-based products, and the pharmaceutical or medical industry in general;

    - general and industry-specific economic conditions;

    - actual or anticipated fluctuations in our operating results;

    - changes in financial estimates or recommendations by securities analysts;

    - changes in accounting principles; and

    - the loss of any of our key scientific or management personnel.

    In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. For example, the stock prices of many biotechnology companies, even those that would benefit from publicly available gene sequence information, declined on news of the announcement by President Clinton and British Prime Minister Blair that, as their respective governments had each advocated before, gene sequence information should be freely available in the public domain. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of biotechnology-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management's attention and resources and harm our financial condition and results of operations.

THE FUTURE SALE OF COMMON STOCK COULD NEGATIVELY AFFECT OUR STOCK PRICE

    After this offering, we will have approximately 28,804,437 shares of common stock outstanding, or 29,854,437 shares if the underwriters' over-allotment is exercised in full. The 7,000,000 shares sold in this offering, or 8,050,000 shares if the underwriters' over-allotment is exercised in full, will be freely tradeable without restriction or further registration under the federal securities laws unless purchased by our affiliates. The remaining 21,804,437 shares of common stock outstanding after this offering will be available for sale in the public market 180 days after the effective date of the registration statement containing this prospectus, subject in some cases to volume and other limitations.

    The previous sentence assumes the effectiveness of the lock-up agreements with the underwriters under which holders of substantially all of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the expiration of the lock-up period will be subject to volume restrictions because they are held by our affiliates. In addition, Salomon Smith Barney Inc. may waive these lock-up restrictions prior to the expiration of the lock-up period without prior notice. Salomon Smith Barney Inc. has informed us that it has no current intentions of releasing any shares subject to the lock-up agreements. Any determination by Salomon Smith Barney Inc. to release any shares subject to the lock-up restrictions would be based on a number of factors at the time of determination, including the market price of the common stock, the liquidity of the trading market for the common stock, the general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

    If our common stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. After this offering, the holders of approximately 18,180,856 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. Please see "Shares Eligible for Future Sale."

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

    The initial public offering price of our shares is substantially higher than the book value per share of the outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will

    - pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

    - contribute 74% of the total amount invested to date to fund us, but will own only 24% of the shares of common stock outstanding.

    To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS OWN A SIGNIFICANT PERCENTAGE OF OUR STOCK, AND AS A RESULT, THE TRADING PRICE FOR OUR SHARES MAY BE DEPRESSED AND THESE STOCKHOLDERS CAN TAKE ACTIONS THAT MAY BE ADVERSE TO YOUR INTERESTS

    Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately 67.6% of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

OUR INCORPORATION DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER THAT STOCKHOLDERS CONSIDER FAVORABLE AND COULD ALSO LIMIT THE MARKET PRICE OF YOUR STOCK

    Our amended and restated certificate of incorporation and bylaws will contain provisions that could delay or prevent a change in control of our company. Some of these provisions:

    - authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

    - provide for a classified board of directors; and

    - prohibit stockholder action by written consent.

    In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

WE MAY SPEND THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU DO NOT AGREE AND WHICH ARE NOT BENEFICIAL TO YOUR INVESTMENT IN US

    We have not designated any specific uses for the offering proceeds. Accordingly, management will have significant flexibility in applying the net proceeds of the offering. The failure of management to apply the net proceeds effectively could have a material adverse effect on our business, financial condition and results of operations.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

    - limitations in the drug discovery process;

    - the capabilities, development and marketing of our products and services;

    - the benefits of knockout mice programs and, in particular, our technology and methods;

    - the requirements of pharmaceutical and biotechnology companies;

    - our future revenues and profitability;

    - our estimates regarding our capital requirements and needs for additional financing;

    - plans for future products and services and for enhancements of existing products and services;

    - our patent applications, licensed technology and proposed patents;

    - the litigation between us and Lexicon Genetics Incorporated;

    - our ability to attract customers and establish licensing and other agreements; and

    - sources of revenues and anticipated revenues, including contributions from customers, license agreements and other collaborative efforts for the development and commercialization of products, and the continued viability and duration of those agreements and efforts.

    This prospectus contains statistical data regarding the biotechnology and pharmaceutical industries that we obtained from private and public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

    In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

    You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                USE OF PROCEEDS

    We expect that we will receive net proceeds of approximately $96.5 million from the sale of the 7,000,000 shares of common stock we are offering, based on the initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive net proceeds of approximately $111.1 million. We currently intend to use the net proceeds of this offering as follows:

    - to expand product and technology development;

    - to grow our sales and marketing organization;

    - to invest in intellectual property protection; and

    - for working capital and general corporate purposes.

    In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

    We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

                         OUR POLICY REGARDING DIVIDENDS

    We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

    The following table describes our capitalization as of March 31, 2000:

    - on an actual basis;

    - on a pro forma basis after giving effect to the automatic conversion of 18,137,486 outstanding shares of convertible preferred stock as of March 31, 2000 into 18,137,486 shares of common stock; and

    - on a pro forma as adjusted basis to give effect to the conversion and the sale of common stock offered by us at the initial offering price of $15.00 per share, after deducting the underwriting discounts, commissions and estimated offering expenses.

    You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                     AND PER SHARE DATA)
                                                                         (UNAUDITED)
Capital lease obligations, less current portion.............  $     14   $     14      $     14
Loans payable, less current portion.........................     2,051      2,051         2,051
                                                              --------   --------      --------
  Total long-term debt......................................     2,065      2,065         2,065
                                                              --------   --------      --------
Redeemable convertible preferred stock, $0.001 par value:
  18,995,920 shares authorized, actual; none authorized, pro forma and pro forma as adjusted; 18,137,486 shares issued
  and outstanding, actual; none issued and outstanding, pro
  forma and pro forma as adjusted...........................    36,807         --            --
                                                              --------   --------      --------
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value: none authorized,
    actual; 5,000,000 shares authorized, pro forma and pro
    forma as adjusted; none issued and outstanding, actual,
    pro forma and pro forma as adjusted.....................        --         --            --
  Common stock, $0.001 par value: 28,571,429 shares
    authorized, actual; 80,000,000 shares authorized, pro
    forma and pro forma as adjusted; 3,666,951 shares issued
    and outstanding, actual; 21,804,437 shares issued and
    outstanding, pro forma; 28,804,437 shares issued and
    outstanding, pro forma as adjusted......................         4         22            29
  Additional paid-in capital................................    22,530     59,319       155,762
  Unearned stock-based compensation.........................   (15,307)   (15,307)      (15,307)
  Notes receivable from stockholders........................      (805)      (805)         (805)
  Deficit accumulated during the development stage..........   (25,749)   (25,749)      (25,749)
                                                              --------   --------      --------
    Total stockholders' equity (deficit)....................   (19,327)    17,480       113,930
                                                              --------   --------      --------
      Total capitalization..................................  $ 19,545   $ 19,545      $115,995
                                                              ========   ========      ========

    The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

    - 1,050,000 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

    - 1,266,230 shares of common stock issuable upon the exercise of stock options outstanding, as of March 31, 2000, at a weighted average exercise price of $0.67 per share, 222,256 shares of common stock granted on May 26, 2000 at a weighted average exercise price of $7.88 per share and issuable upon exercise of options 621,313 shares of common stock issuable upon exercise of options granted to three of our officers on July 7, 2000 at a weighted average exercise price of $12.60 per share;

    - 43,101 shares reserved for issuance upon the exercise of warrants outstanding as of March 31, 2000, at an exercise price of $1.53 per share;

    - 457,143 shares reserved for issuance upon the exercise of a warrant outstanding as of July 31, 2000, at an exercise price of $3.13 per share; and

    - 13,931 unissued shares authorized for future awards under our 1998 Stock Incentive Plan, 5,485,714 unissued shares authorized for future awards under our 2000 Stock Incentive Plan and 1,142,857 unissued shares authorized for future issuances under our Employee Stock Purchase Plan.

                                    DILUTION

    Our pro forma net tangible book value as of March 31, 2000 was approximately $17.5 million, or $0.80 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding of 21,804,437 shares, assuming the conversion of all shares of convertible preferred stock outstanding as of March 31, 2000. Pro forma net tangible book value reflects the conversion of the 18,137,486 shares of convertible preferred stock into 18,137,486 shares of common stock. This has the effect of increasing the actual net tangible book value of $(19.3) million by the carrying value of the convertible preferred stock of $36.8 million to give the pro forma net tangible book value of $17.5 million. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 7,000,000 shares of common stock by us at the initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2000 would have been $113.9 million, or $3.96 per share of common stock. This represents an immediate increase in net tangible book value of $3.16 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $11.04 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price...............................              $15.00
  Pro forma net tangible book value per share before this
    offering................................................   $0.80
  Increase in pro forma net tangible book value per share
    attributable to new investors...........................    3.16
                                                               -----
Pro forma net tangible book value per share after this
  offering..................................................                3.96
                                                                          ------
Dilution per share to new investors.........................              $11.04
                                                                          ======

    The following table summarizes, on a pro forma basis as of March 31, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and offering expenses payable by us.

                                 SHARES PURCHASED           TOTAL CONSIDERATION
                               ---------------------      -----------------------      AVERAGE PRICE
                                 NUMBER     PERCENT          AMOUNT      PERCENT         PER SHARE
                               ----------   --------      ------------   --------      -------------
Existing stockholders........  21,804,437       76%       $ 37,732,000       26%          $ 1.73
New investors................   7,000,000       24         105,000,000       74            15.00
                               ----------    -----        ------------    -----
  Total......................  28,804,437      100%       $142,732,000      100%
                               ==========    =====        ============    =====

    The tables and calculations above assume no exercise of the underwriter's over-allotment option to purchase up to an additional 1,050,000 shares of common stock. If the underwriters' overallotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 73% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors will be increased to 8,050,000, or 27% of the total number of shares of common stock outstanding after this offering.

    The information also assumes no exercise of any outstanding stock options or warrants. As of March 31, 2000, there were 1,266,230 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $0.67 per share and 43,101 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average price of $1.53 per share. In addition, options to purchase 222,256 shares of common stock were granted on May 26, 2000 at a weighted average exercise price of $7.88 per share and 621,313 shares of common stock were granted to three of our officers on July 7, 2000 at a weighted average exercise price of $12.60 per share. As of July 31, 2000, there were 457,143 shares of common stock reserved for issuance upon exercise of an outstanding warrant at an exercise price of $3.13 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from January 28, 1997 (date of inception) to December 31, 1997 and for each of the two years in the period ended December 31, 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from the audited financial statements included in this prospectus. The balance sheet data at December 31, 1997 is derived from audited financial statements not included in this prospectus. The selected results of operations for the three months ended March 31, 1999 and 2000 and the selected balance sheet data as of March 31, 2000 are derived from unaudited financial statements included in this prospectus. The diluted net loss per share computation excludes potential shares of common stock (preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights that we hold), since their effect would be antidilutive. See the notes to our financial statements for a detailed explanation of the determination of the shares used to compute actual and pro forma basic and diluted net loss per share. Our historical results are not necessarily indicative of results to be expected for future periods.

                                                                                                         THREE MONTHS
                                                            PERIOD FROM             YEARS ENDED              ENDED
                                                          JANUARY 28, 1997         DECEMBER 31,            MARCH 31,
                                                       (DATE OF INCEPTION) TO   -------------------   -------------------
                                                         DECEMBER 31, 1997        1998       1999       1999       2000
                                                       ----------------------   --------   --------   --------   --------
                                                                                                          (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Contract revenue.....................................         $    --           $   381    $  1,240   $   221    $    286
                                                              -------           -------    --------   -------    --------
Operating expenses:
  Research and development...........................             879             3,360      12,144     2,236       5,627
  General and administrative.........................             416               638       2,932       248       2,045
                                                              -------           -------    --------   -------    --------
    Total operating expenses.........................           1,295             3,998      15,076     2,484       7,672
                                                              -------           -------    --------   -------    --------
Loss from operations.................................          (1,295)           (3,617)    (13,836)   (2,263)     (7,386)
Interest income (expense), net.......................              40               265         (11)       68          91
                                                              -------           -------    --------   -------    --------
Net loss.............................................          (1,255)           (3,352)    (13,847)   (2,195)     (7,295)
Deemed dividend related to beneficial conversion of
  preferred stock....................................              --                --          --        --     (22,360)
                                                              -------           -------    --------   -------    --------
Net loss attributable to common stockholders.........         $(1,255)          $(3,352)   $(13,847)  $(2,195)   $(29,655)
                                                              =======           =======    ========   =======    ========
Net loss per common share, basic and diluted.........         $    --           $ (8.00)   $ (12.82)  $ (2.44)   $ (18.56)
                                                              =======           =======    ========   =======    ========
Weighted average shares used in computing net loss
  per common share, basic and diluted (unaudited)....              --               419       1,080       898       1,598
                                                              =======           =======    ========   =======    ========

Pro forma net loss per share, basic and diluted
  (unaudited)........................................                                      $  (1.15)             $  (1.64)
                                                                                           ========              ========
Weighted average shares used in computing pro forma
  net loss per share, basic and diluted
  (unaudited)........................................                                        12,018                18,136
                                                                                           ========              ========

                                                                       DECEMBER 31,
                                                              ------------------------------    MARCH 31,
                                                                1997       1998       1999        2000
                                                              --------   --------   --------   -----------
                                                                                               (UNAUDITED)
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   987    $ 8,635    $    848    $ 17,961
Working capital.............................................      829      7,741      (3,801)     12,732
Total assets................................................    1,958     11,280       6,774      25,075
Capital lease obligations, less current portion.............       --         65          22          14
Loans payable, less current portion.........................       --         --       2,233       2,051
Redeemable convertible preferred stock......................    2,980     14,447      14,447      36,807
Total stockholders' deficit.................................   (1,213)    (4,545)    (15,367)    (19,327)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We were formed in 1997 to discover and provide mammalian gene function information for use by pharmaceutical and biotechnology companies to expedite the drug discovery process. Since our inception, we have engaged primarily in research and development efforts related to our technology which enables us to select genes with therapeutic potential and delete, or knockout, these genes in mice. We then use an extensive, integrated analysis program to determine the function and potential pharmaceutical relevance of these genes. We have a limited operating history and are at an early stage of development. Our strategy and pricing models related to offering our products and programs are unproven.

    To date we have derived all of our revenue from the development and analysis of knockout mice under our DeltaSelect program. As of March 31, 2000, we had an accumulated deficit of $25.8 million. We had net losses of $1.3 million, $3.4 million and $13.8 million in 1997, 1998 and 1999 respectively. We had net operating losses of $2.2 million and $7.3 million for the first quarter of 1999 and 2000, respectively. The net loss attributable to common stockholders for the three months ended March 31, 2000 was $29.7 million, after deducting a dividend of $22.4 million relating to a beneficial conversion feature of our preferred stock. Our losses have resulted primarily from costs incurred in connection with research and development activities and from general and administrative costs associated with our operations. Research and development expenses consist primarily of salaries and related personnel costs, material costs, legal expenses resulting from intellectual property filings and other expenses related to the development of our gene function database, DeltaSelect and our gene trap program. We expense our research and development costs as they are incurred. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional and other corporate expenses including business development and general legal activities. In connection with the development and expansion of our gene function database, DeltaSelect and our gene trap program, we expect to incur increasing research and development and general and administrative costs. As a result, we will need to generate significantly higher revenues to achieve profitability. We expect to report substantial net losses through the next several years.

    We had DeltaSelect agreements as of March 31, 2000 with the following companies: Merck & Co., Pfizer, Inc., Roche Biosciences and Schering-Plough Research Institute. Under these agreements, we create knockout mice and perform phenotypic analysis of these mice when requested by our customers. A customer compensates us based on milestones reached in the creation and analysis of each knockout mouse it requests. Under our agreements with Merck, we received an initial fee of $555,000 and have recognized revenues of $68,000, $179,000 and $93,000 in 1998, 1999 and for the three months ended March 31, 2000, respectively. Under the Pfizer agreement, we received an initial fee of $300,000 and have recognized revenues of $790,000 in 1999. Under the Roche agreement, we received an initial fee of $78,000 and have recognized revenues of $105,000, $249,000 and $42,000 in 1998, 1999 and for the three months ended March 31, 2000, respectively. Under the Schering-Plough agreement, we received an up front fee of $500,000 and have recognized revenues of $150,000 for the three months ended March 31, 2000. Under an agreement with Tularik that expired in March 2000, we received an initial fee of $250,000 and have recognized additional revenues of $208,000 and $22,000 in 1998 and 1999.

    For most contracts, revenue is recognized using the contract method of accounting. The contracts specify milestones to be met and the payments associated with meeting each milestone. Revenue is recognized on completion of each milestone. Where the contract does not specify milestones and payment is for completion of the contract, revenue is recognized based on a percentage of completion method accounting. The portion of payments received in advance of the completion of milestones is reflected in deferred revenue. Where revenues are recognized on a percentage of completion basis, but based on the terms of the contract, the receivable cannot yet be billed, these unbilled amounts are shown as deferred revenue.

    We anticipate that the majority of our future revenues will be derived from periodic subscription fees under agreements with subscribers to our gene function database. However, we currently have only one subscriber, Glaxo Wellcome, for our gene function database. Our future operating results will depend upon many factors, including the initiation and expiration of subscriptions to our gene function database and customer agreements and general and industry-specific economic conditions which may affect pharmaceutical and biotechnology companies' research and development expenditures. As a consequence, our operating results have fluctuated in the past and are likely to do so in the future.

    We account for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock issued to Employees" and Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation."

    Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 9 of the notes to our financial statements.

    We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

    During 1997, 1998 and 1999, we recorded unearned stock compensation of approximately $40,000, $9,000 and $10.4 million, respectively. For the first quarter of 1999 and 2000, we recorded unearned stock compensation of approximately $910,000 and $10.5 million, respectively. These amounts are being amortized as charges to operations over the respective vesting period of the individual stock options, generally four years. We recorded amortization of unearned compensation of $17,000, $19,000 and $2.8 million during the fiscal years ended December 31, 1997, 1998 and 1999, respectively. For three months ended March 31, 1999 and March 31, 2000, we recorded amortization of unearned compensation of $162,000 and $2.8 million, respectively.

    We expect to record amortization expense for the unearned compensation as at March 31, 2000 as follows for the coming fiscal years: $7.3 million for the remaining nine months of 2000, $5.0 million for 2001, $2.3 million for 2002, $690,000 for 2003 and $11,000 for 2004.

    On May 26, 2000, options to purchase 222,256 shares of common stock under the 1998 Plan were granted at an exercise price of $7.88 per share. The total unearned compensation related to these grants amounts to $1.1 million of which $261,000 have been amortized to expense in the second quarter of fiscal year 2000.

    On July 7, 2000, options to purchase 621,313 shares of common stock under the 1998 Plan were granted at an exercise price of $12.60 per share. The total unearned compensation related to these grants amounts to $249,000, of which $56,000 will be amortized to expense in the third quarter of fiscal year 2000.

    We may incur additional stock based compensation expense in the future as a result of both options or other securities granted at below fair market value and fluctuations in the market value of our stock which have a direct impact on the value of options and warrants held by non employees.

    We had federal and state net operating loss carryforwards as of December 31, 1999 and 1998 of approximately $32.0 million and $8.3 million, respectively. We also had federal and state research and development tax credit carryforwards as of December 31, 1999 and 1998 of approximately $1.2 million and $393,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2005, if not utilized. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses, and a valuation allowance has been recorded for the entire amount of the net deferred asset. Utilization of net operating losses and credits may be substantially limited due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. While this offering is not subject to the change in ownership provisions, certain future sales of our stock could restrict our ability to utilize our net operating loss carryforwards. The annual limitation may result in the expiration of net operating losses and credits before utilization.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 2000 AND 1999

    Contract revenue increased by $65,000 to $286,000 in the first quarter of 2000 from $221,000 in the first quarter of 1999. The increase was derived entirely from revenue associated with agreements for the development and analysis of knockout mice. In the first quarter of 1999 and 2000, all of our revenue came from contracts with Merck, Pfizer, Roche, Schering-Plough and Tularik. Our contract with Schering-Plough produced no revenue in 1999 and our agreement with Tularik expired in February 2000.

    Research and development expenses increased by $3.4 million to $5.6 million in the first quarter of 2000 from $2.2 million in the first quarter of 1999. The increase was attributable to continued expansion of research and development activities, including $1.5 million related to increased personnel and laboratory supply costs to support development of our gene function database and our DeltaSelect and gene trap programs and $455,000 in higher depreciation and amortization and facilities expenses related to the addition of a second facility in July 1999. The amortization of unearned stock compensation represents $1.4 million of the increase in research and development expenses.

    General and administrative expenses increased by $1.8 million to $2.0 million during the first quarter of 2000 from $248,000 for the first quarter of 1999. The increase included $378,000 related to compensation for business development, finance and administrative personnel and $119,000 related to legal and business consulting fees. The amortization of unearned stock compensation contributed to $1.3 million of the increase in general and administrative expenses.

    Interest income (expense), net increased by $23,000 to $91,000 in the first quarter of 2000 from $68,000 for the first quarter of 1999. This increase resulted from increasing cash and investment balances as a result of additional private equity financing during 2000. Interest expense was $89,000 in the first quarter of 2000, as compared to $30,000 in the first quarter of 1999. This increase resulted from the incurrence of additional debt in 1999.

    A dividend relating to a beneficial conversion feature of our preferred stock of $22.4 million was recorded in the quarter ended March 31, 2000. This arose due to the issuance of 7,198,709 shares of Series C redeemable convertible preferred stock in January 2000, for net proceeds of $22.4 million.

  YEARS ENDED DECEMBER 31, 1999 AND 1998

    Contract revenue increased by $859,000 to $1.2 million in 1999 from $381,000 in 1998. The increase was derived entirely from revenue associated with agreements for the development and analysis of knockout mice. In 1999, all of our revenue came from contracts with Merck, Pfizer, Roche and Tularik. Our contract with Schering-Plough produced no revenues in 1999.

    Research and development expenses increased by $8.8 million to $12.1 million in 1999 from $3.4 million in 1998. The increase was attributable to continued growth of research and development activities, including
$5.7 million related to increased personnel and laboratory supply costs to support development of our gene function database and our DeltaSelect and gene trap programs and $1.3 million in higher depreciation and amortization and facilities expenses related to the addition of a second facility in July 1999. The amortization of unearned stock compensation represents $1.6 million of the increase in research and development expenses. The remainder of the increase was due to expansion in operating activities.

    General and administrative expenses increased by $2.3 million to $2.9 million during 1999 from $638,000 for 1998. The increase included $408,000 related to compensation for business development, finance and administrative personnel and $299,000 related to legal and business consulting fees. The amortization of unearned stock compensation contributed to $1.2 million of the increase in general and administrative expenses. The remainder of the increase was due to expansion in operating activities.

    Interest income (expense), net changed by $276,000 to net interest expense of $11,000 in 1999 from net interest income of $265,000 in 1998. This change resulted from a declining cash and investment balance due to cash used in operating activities and higher debt balances during 1999. The amortization of the deferred interest expenses related to the issuance of warrants in 1999 amounted to $37,000.

  YEAR ENDED DECEMBER 31, 1998 AND PERIOD FROM JANUARY 28, 1997 (DATE OF
    INCEPTION) TO DECEMBER 31, 1997

    Contract revenue was $381,000 in 1998 compared to no revenue in 1997. The entire $381,000 was derived from revenue associated with three DeltaSelect agreements for the development and analysis of knockout mice.

    Research and development expenses increased by $2.5 million to $3.4 million in 1998 from $879,000 in 1997. The increase of $2.5 million was attributable to growth of research and development activities, including $2.1 million related to increased personnel and laboratory supply costs to support development of our gene function database, DeltaSelect and gene trap programs and $327,000 related to increased depreciation and amortization and facilities expenses related to the expansion of our operations. The remainder was due to expansion in operating activities.

    General and administrative expenses increased by $222,000 to $638,000 in 1998 from $416,000 for 1997. The increase of $222,000 included $73,000 related to compensation for business development, finance and administrative personnel and $136,000 related to legal and business consulting fees. The remainder was due to expansion in operating activities.

    Interest income (expense), net increased by $225,000 to $265,000 in 1998 from $40,000 for 1997. This increase resulted from increasing cash and investment balances as a result of additional private equity financing during 1998. Interest expense was $3,000 in 1998 with no interest expense in 1997. This increase resulted from the addition of debt in 1998.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations from inception primarily through private sales of common and preferred stock and contract payments to us under our DeltaSelect agreements and equipment financing arrangements. As of March 31, 2000, we had received net proceeds of $37.5 million from issuances of common and preferred stock. In addition, from our inception through March 31, 2000, we received $2.7 million in cash payments from our agreements for the development and analysis of knockout mice, of which $1.9 million had been recognized as revenues through March 31, 2000.

    As of March 31, 2000, we had $18.0 million in cash and cash equivalents, as compared with $848,000 as of December 31, 1999. We used $4.2 million for operating activities in the first quarter of 2000. This consisted of the net loss for the period of $7.3 million offset in part by non-cash charges of $245,000 related to depreciation and amortization expenses and $2.8 million related to the amortization of unearned stock compensation. We used
$1.4 million in investing activities in the first quarter of 2000, which consisted of capital expenditures. We received $22.8 million from financing activities in the first quarter of 2000, which consist primarily of net proceeds from the sale of convertible preferred stock and common stock for $22.4 million and $573,000, respectively. This was offset by loan repayments of $138,000.

    As of December 31, 1999, we had $848,000 in cash and cash equivalents, as compared with $8.6 million as of December 31, 1998. We used $7.2 million for operating activities in 1999. This consisted of the net loss for the period of $13.8 million offset in part by non-cash charges of $705,000 related to depreciation and amortization expenses and $2.8 million related to the amortization of unearned stock compensation. We used $3.5 million in investing activities in 1999 which consisted of capital expenditures. We received
$2.9 million from financing activities in 1999, which consisted primarily of net proceeds from the sale of common stock for $83,000 and $3.3 million in loans offset by repayments of $457,000.

    In December 1998 and March 1999, we entered into loan agreements of $1.8 million and $1.5 million, respectively, which were fully drawn down during 1999. As of December 31, 1999, the entire $2.9 million outstanding was secured by property and equipment. Amounts outstanding under these loans accrue interest at a weighted average rate of approximately 11.2% and are due in monthly installments through 2003. In addition, as of December 31, 1999, we had $52,000 in capitalized lease obligations outstanding compared to $93,000 at December 31, 1998.

    Our capital requirements depend on numerous factors, including our ability to obtain gene function database subscriptions and DeltaSelect agreements, the amount and timing of payments under these subscriptions and agreements, the level and timing of our research and development expenditures, market acceptance of our product, the resources we devote to developing and supporting our products and other factors, many of which are outside of our control. We expect to devote substantial capital resources to continue and expand our research and development efforts, to expand our sales and marketing organization and for other general corporate activities. We believe that our current cash balances, which include net proceeds from the Series C financing which raised
$22.4 million in January 2000, together with the net proceeds of this offering and the revenues we believe will be derived from subscriptions to our gene function database and collaborative research agreements, will be sufficient to fund our operations through 2001. During or after this period, if cash generated by operations is insufficient to satisfy our liquidity requirements or we make acquisitions or other investments, we may need to sell additional equity or debt securities or obtain additional credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. Any debt financing may have restrictive covenants that adversely affect our operating plans and flexibility. The rights of any debt or preferred stockholders will be senior to those of our common stockholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We invest our excess cash primarily in U.S. government securities and marketable debt securities of financial institutions and corporations with strong credit ratings. These instruments have maturities of twenty-four months or less when acquired. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

    To date, we have operated solely in the United States and all sales have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB No. 101), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We have complied with the guidance in SAB No. 101 for all periods presented.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of relationship that exists. SFAS No. 133 will be effective for fiscal years beginning after June 15, 2000. We do not believe that the implementation of SFAS No. 133 will have any significant impact on our financial position or results of operations.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Practice Board Opinion No. 25 (APB No. 25). This interpretation clarifies the definition of employee for purposes of applying APB No. 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. We are in the process of evaluating the impact of the implementation of FIN No. 44 on our financial position, although we do not expect it to have a material effect on us.

                                    BUSINESS

OVERVIEW

    We have developed technology to convert raw genetic data into mammalian gene function information to help pharmaceutical and biotechnology companies expedite the drug discovery process. Our technology enables us to select genes we believe to be relevant to disease and delete, or knockout, these genes in mice. We then use an extensive, integrated analysis program to assess the function and potential pharmaceutical relevance of these genes. We believe that our technology allows us to knockout genes in mice on a larger scale and at a faster rate than has been previously possible. To promote more efficient use of our data, we have developed DeltaBase, a proprietary, searchable database that will provide immediate access to gene function information and potential targets for drug discovery contained in the database.

BACKGROUND

  OVERVIEW

    Pharmaceutical and biotechnology companies are continually challenged to develop and market increased numbers of drugs. This challenge has led to increased research and development spending and the development of a new research focus called genomics-based drug discovery. This new research effort involves understanding the relationship between genes and the functions they regulate. An organism's genetic information, or genome, is comprised of deoxyribonucleic acid, or DNA molecules. DNA itself is comprised of four different chemical subunits called nucleotide bases that are strung together in a precise sequence. Encoded within a DNA sequence are discrete sets of instructions, or genes, that collectively serve to regulate our biological processes by producing proteins. Alterations in gene sequence, or mutations, form the basis of many diseases.

    Understanding the critical role that genes play in regulating biological processes and disease has led to efforts to obtain information on all the genes contained within the human genome and the genomes of other organisms. International public and private genomics projects have generated vast amounts of data and identified all the genes within the human genome. The first draft of the complete human genome was released in June of this year. The human genome is comprised of approximately three billion nucleotide bases that encode approximately 100,000 genes. Approximately 3,000 to 10,000 of these genes may have potential as drug targets. This is a significant increase over the approximate 500 targets that currently are the focus of drug development. Seeking to capitalize upon the opportunity to discover new drug targets, pharmaceutical, biotechnology and genomic companies are rapidly pursuing genomics-based drug discovery programs. We believe that a system that will enable a more rapid commercialization of these newly discovered genes can be of significant value to drug manufacturers.

    Genomics-based drug discovery generally consists of:

    - discovering and identifying DNA sequences that make up the genes within the genome;

    - determining the function of the discovered genes so that their role in regulating biological processes and disease can be understood;

    - using information on gene function and disease relevance to assess the value of a particular gene or its protein product as a target for drug discovery; and

    - utilizing high-volume chemistry and other drug discovery methods to target the relevant gene to produce a commercially viable drug.

    Pharmaceutical, biotechnology and academic researchers have made considerable progress in identifying genes. However, a significant current impediment to genomics-based drug discovery is the difficulty of determining gene function. Determining gene function with respect to a biological process or disease is a complex undertaking that requires extensive and detailed physiological analysis.

  DISCOVERING GENE FUNCTION

    The scientific community has attempted to find efficient methods of determining the functions of individual genes for several decades. This process is particularly challenging for the pharmaceutical industry because drug development requires a very precise understanding of potential drug discovery targets. It is important that a pharmaceutical or biotechnology researcher understands all the possible ramifications of targeting a gene or its associated protein with a drug, including any potentially serious side effects of drug administration. Consequently, before a gene is selected as a candidate for the expensive and time consuming drug discovery and development process, its complete functional role should be determined. Determining whether a gene is a relevant target for drug discovery is a process termed target validation. Currently, researchers generally use the standard or genetic approaches to drug target discovery and validation described below.

       [GRAPH SHOWING STEPS INVOLVED IN STANDARD AND GENETIC APPROACHES]

    STANDARD APPROACH TO TARGET DISCOVERY AND VALIDATION

    The objective of the standard approach to target discovery is to sort through the tens of thousands of gene sequences to find ones that can be analyzed using current techniques for determining IN VIVO biology, or the function of the gene in a living organism. Under the standard approach, researchers:

    - identify a gene sequence;

    - isolate and make an operational copy of the gene in order to facilitate physiological analysis of its function;

    - find the tissues where the gene is active, or expressed, which may provide clues about the potential functional role of the gene;

    - perform cell-based, or IN VITRO, experiments using potentially relevant cell types to define a potential role for the gene; and

    - conduct studies in a living mammal, or IN VIVO studies, to determine the role of the gene in a whole organism, a key step in providing confirmation of the gene as a validated target for drug discovery.

    The standard approach to target discovery is a time consuming, expensive and multi-staged process in which only a limited number of genes reach the final steps of the validation process. The lack of IN VIVO data early in this process can lead to the selection of genes based on criteria that do not necessarily reflect their functions in a living organism. This can lead to the rejection of genes that represent valid targets.

    GENETIC APPROACH TO TARGET DISCOVERY AND VALIDATION

    Since the function of a gene in an animal can vary widely from its function as determined by IN VITRO studies, it is preferable to obtain IN VIVO data at an early stage in the drug discovery process. To accomplish this, some pharmaceutical and biotechnology companies have employed a genetic approach which initially uses non-mammalian organisms to determine IN VIVO function. Under the genetic approach, researchers:

    - choose a lower organism, such as a fly or worm, based on the compatability of the organism with the specific organ system or function to be studied;

    - create a functional mutation in the lower organism by using chemicals to produce a permanent genetic alteration that is reflected by an observable change in the organism;

    - identify the mutated gene responsible for the observed change;

    - find the equivalent gene in mammals; and

    - conduct IN VIVO studies to determine the role of the gene in a whole organism, a key step in providing confirmation of the gene as a validated target for drug discovery.

    The genetic approach to target discovery is subject to a number of limitations. Under the genetic approach, researchers randomly mutate the genome. This may result in the identification of genes with interesting functions; however, these genes may not become valid drug targets because only a certain subset of genes are amenable to current drug discovery methods. In addition, since lower organisms are far less complex than mammals, they do not have many of the mammalian genes and their corresponding physiological functions. Thus, while lower organisms can provide information on gene function similarity with humans, their ability to provide information concerning how genes control mammalian physiology is limited. As a result, validation typically requires mammalian studies which are traditionally time-consuming and costly.

    DETERMINING MAMMALIAN GENE FUNCTION

    During the past decade, the preferred method for determining a gene's function in mammals has been to disrupt, or knockout, the gene in a mouse and to assess the physiological, pathological and behavioral consequences of removing the gene from the animal. The results of this analysis can determine the function and disease relevance of a particular gene and the gene's potential as a drug target.

    Mice and humans are both higher mammals, and their genomes are similar in size and gene content. Therefore, performing knockouts of genes in mice has advantages over studies in non-mammalian organisms for defining the function and disease relevance of human genes. Additionally, mice are one of the few mammals for which approaches to genetic manipulation have been established. Because of the high degree of physiological and genetic similarity between mice and humans, the mouse gene knockout system has the potential to become an effective and widely accepted model for target validation studies.

    A drawback of this model though has been the low-volume, high-cost and commercially unfeasible time-frames for production. Traditional approaches to create mouse knockouts allow a research team to create only a limited number of knockouts per year. As a result, mouse knockouts have been used as the last step of the target validation process, if at all.

    Despite the time-frame and labor intensive nature of the process, the academic scientific community has adopted the mouse knockout as a model for gene function studies. Information from these studies is often publicly available. However, this information is often fragmentary, difficult to obtain and is selectively and non-uniformly reported. In addition, when such information is available, it can be difficult to cross-reference or compare using standardized medical/scientific vocabulary or to compare with pre-existing models of disease.

    Collectively, these limitations have made mouse knockouts difficult to use as a first-line drug discovery tool despite their utility in determining gene function.

OUR SOLUTION

    We have developed a fully integrated target validation system that provides gene function information based on mouse knockouts at early stages of drug target discovery. Our solution moves directly from gene identification to determination of gene function in a mammalian organism on a commercially viable scale.

    We use the following approach to drug target discovery and validation.

             [GRAPH SHOWING STEPS INVOLVED IN DELTAGEN'S APPROACH]

    We utilize proprietary molecular biology systems to more efficiently knockout genes in mice on a large scale and conduct a detailed analysis of the resulting physiological, pathological and behavioral effects in these mice. As a result, we assess the function of the gene in a mammal that is closely related genetically and physiologically to humans.

    We believe our technology platform and approach offer significant advantages over the standard and genetic approaches, including:

    - INCREASING THE SCALE AND SPEED OF GENERATING MAMMALIAN GENE FUNCTION INFORMATION AND THE DELIVERY OF VALIDATED GENE TARGETS. Based on our current knockout rates, we expect to be able to target, analyze and deliver detailed IN VIVO gene function information on approximately 250 different genes per year. This is a significant improvement over traditional approaches which produced an estimated worldwide total of over 700 reported mouse knockouts between 1991 and 1997. Our proprietary high-throughput gene knockout and analysis system can be scaled-up to greater capacity if we determine additional production is required.

    - REDUCING THE COST OF DETERMINING GENE FUNCTION AND PROVIDING VALIDATED GENE TARGETS. By providing a fully integrated target validation system as opposed to a multi-tier process, we believe we can reduce the number of steps and costs associated with the target validation process and the number of parties to whom royalties must be paid. Through our database product, we intend to provide our subscribers with information on gene function and the target potential of genes earlier in the drug discovery process than under the standard or genetic approaches. We believe that early access to IN VIVO data allows selection of appropriate drug targets, increases efficiency and reduces costs by allowing our subscribers to focus on genes with high potential for successful drug development. This information may allow our subscribers to eliminate non-viable targets from potential development earlier in the discovery process.

    - PRE-SELECTING COMMERCIALLY RELEVANT MAMMALIAN GENE TARGETS. We have focused our target validation efforts on gene families that we believe have the greatest potential for drug development. Worldwide genome sequencing efforts have identified many new members of the gene families currently targeted by the pharmaceutical and biotechnology industry, including approximately 1,000 members that we have initially selected that may have relevance to disease and are potential targets of drug discovery efforts.

    - ALLOWING OUR CUSTOMERS TO STORE, ACCESS, MANIPULATE AND ANALYZE GENE FUNCTION INFORMATION THAT WE GENERATE. We have developed a proprietary information technology infrastructure for the delivery, maintenance and use of the data we produce. Each year, we expect to generate approximately one million individual measurements of physiological, biochemical and behavioral observations, or data points, relating to gene function in mammalian systems. We organize and will deliver our data in a manner that we believe will provide simple and rapid accessibility. Additionally, our data is compatible with standard computing tools used by the pharmaceutical and biotechnology industries.

    - PROVIDING ACCESS TO KNOCKOUT MICE. The preclinical testing, or animal testing, of drugs has often been impeded by the lack of animal models that can represent the human disease condition. We believe our fully integrated target validation system can produce and deliver relevant knockout mouse models to the pharmaceutical and biotechnology industries. These knockout mouse models can be used for further research and development relating to gene function and disease analysis.

    - PROVIDING OUR INTELLECTUAL PROPERTY PORTFOLIO ON THE FUNCTIONAL ROLE OF GENES. We are pursuing intellectual property protection for our gene function discoveries and plan to grant our customers the right to use our intellectual property. Although we have filed a number of patent applications, we do not currently hold any issued patents.

    In addition to our gene function database, we have a program called Delta-GT to discover novel, commercially relevant secreted proteins. Secreted proteins are proteins that play an important role in the formation, regulation, growth and maintenance of multi-cellular organisms. Examples of well-known secreted proteins discovered by other companies include insulin, human growth hormone and erythropoeitin, or EPO. Using proprietary technologies, we have developed a program that identifies and defines the mammalian IN VIVO function of secreted proteins. Specifically, we have proven genetic technologies that allow us to more rapidly identify and knockout secreted proteins in mice. We believe that our Delta-GT program provides a foundation for developing and commercializing proprietary therapeutic protein products.

OUR STRATEGY

    Our goal is to be the leading provider of data on the function, role and disease relevance of mammalian genes to the pharmaceutical and biotechnology industries. We believe our data will improve the speed, efficiency and effectiveness of drug discovery. Additionally, we intend to use our proprietary genetic technologies to discover novel therapeutic secreted proteins. As we are a development stage company with a limited operating history and an unproven business strategy, we cannot assure you that we will succeed in achieving our goal. The key elements of our strategy include:

    - BECOMING THE MOST COMPREHENSIVE SOURCE OF INFORMATION ON MAMMALIAN GENE FUNCTION AND TARGET VALIDATION. We intend to expand our current proprietary technologies and develop new programs and systems to increase the scale, scope and depth of our database content. We believe that we can continue to discover, refine and deliver information that is relevant to the drug discovery process.

    - FOCUSING ON THE COMMERCIAL NEEDS OF OUR CUSTOMERS. We plan to deliver valuable information to our customers and allow them to concentrate on the drug discovery process downstream of target validation. By focusing our research process on target validation and obtaining functional information, we believe we provide our customers meaningful time and cost savings in their drug discovery efforts. We plan to deliver information to our customers over their proprietary intranets or eventually over the Internet to facilitate real-time access and searching of our database product.

    - CONTINUING TO PURSUE INTELLECTUAL PROPERTY RIGHTS. We are employing an intellectual property strategy to secure patent, trademark and copyright protection for what we believe to be our commercially relevant inventions, products, and methods. We intend to offer our customers access to our intellectual property portfolio. Although we have filed a number of patent applications, we do not hold any issued patents. We believe that if we are able to secure patent rights around gene function and functional utility associated with the development and commercialization of genes as drug targets, we may be able to generate licensing and other revenues associated with such rights.

    - PURSUING EARLY-STAGE DEVELOPMENT OF TARGETS FOUND THROUGH OUR GENE TRAP PROGRAM. We plan to continue the development of our gene trap program in order to provide a pipeline of secreted proteins to serve as potential drug discovery candidates. We intend to pursue early stage, in-house development of selected opportunities that arise from this program, and we may attempt to capitalize on these discoveries through collaborative arrangements with pharmaceutical and biotechnology companies.

    - ACQUIRING TECHNOLOGIES TO MEET THE CONTINUING TARGET VALIDATION NEEDS OF CUSTOMERS. We intend to acquire and license additional products and programs, if we determine that these products or programs complement our existing target validation technologies or augment our existing information technology platforms.

OUR PRODUCTS AND PROGRAMS

    We have developed and plan to continue to develop technologies, products and programs that determine the function and disease relevance of genes in mammalian organisms. We have developed and are expanding the following products and programs:

  DELTABASE

    OVERVIEW

    DeltaBase is our database which provides information, based on knockout mouse studies, on gene function and validated gene targets for drug discovery. We created DeltaBase to be marketed to the pharmaceutical and biotechnology industries to help define the role that genes play in biological processes and disease. We believe that DeltaBase can become a valuable resource for mammalian gene function information and validated targets.

    At our current rate of production, we expect to provide gene function and target validation information, through DeltaBase, on approximately 250 different genes per year. We select genes for DeltaBase based upon what we believe to be their potential to become useful drug targets. We generate information on these genes by comprehensively analyzing knockout mice generated through our proprietary, gene knockout methods. Each knockout mouse undergoes a standardized, detailed and extensive analysis in order to determine the function and role that a particular gene plays in the mouse and that gene's suitability as a drug target. We currently intend that DeltaBase will deliver a total of approximately one million individual, IN VIVO function, data points per year. We believe that the body of gene function information delivered under DeltaBase will provide an advantage to the drug discovery efforts of pharmaceutical and biotechnology companies by reducing the time required for target validation.

    In addition to accessing target validation data, DeltaBase subscribers will have access to the knockout mice used to generate this data. Access to these animals will allow DeltaBase subscribers to more rapidly pursue specific areas of interest. We believe this will be attractive to smaller pharmaceutical companies who lack the necessary infrastructure for wide-scale target validation programs.

    DELTABASE TECHNOLOGIES

    We designed DeltaBase to provide our potential subscribers with the ability to compare resulting phenotypic and gene function data across hundreds of different mammalian genes from different gene families selected for their potential commercial relevance to drug discovery. In order to generate, analyze, store, manipulate and deliver such large volumes of data and information, we have developed proprietary, high-volume, assembly-line methods to:

    - SELECT MAMMALIAN GENES AND GENE FAMILIES TO IDENTIFY VALIDATED DRUG TARGETS. In selecting the gene families for DeltaBase, we targeted those that have demonstrated their value as drug development targets, have led to the commercialization of successfully marketed drugs and present potential additional drug development targets. The current gene families represented in DeltaBase include the G-protein coupled receptors, ion channels and proteases. As part of the gene target selection process, we utilize information technology, statistical analysis and biological information systems to extract and analyze publicly available data on the human genome to search for additional genes and gene families with potential commercial relevance to drug discovery efforts. This application of statistical and mathematical models to genetics is known as bioinformatics. To date, our bioinformatics program has focused on an initial pipeline of approximately 1,000 potential targets for development under DeltaBase that we believe may be of interest to prospective pharmaceutical and biotechnology subscribers.

    - RAPIDLY GENERATE LARGE NUMBERS OF KNOCKOUT MICE. We utilize proprietary molecular biology systems to more efficiently knockout genes in mice on a large scale. We are able to move directly from a small amount of gene sequence information straight to the production of knockout mice and the determination of gene function and validated targets. Our processes have been scaled-up to produce and analyze approximately 250 gene knockouts per year for our Deltabase program, which we believe is a significant improvement over historical, relatively limited industry production. This system can be readily scaled up to greater capacity if we determine additional production is required.

    - EXTENSIVELY ANALYZE THE KNOCKOUT MICE GENERATED. We have developed and employ large-scale assembly-line analysis programs that provide detailed physiological, pathological and behavioral data. This analysis is performed on all tissues and organ systems within the mouse. Moreover, this analysis of the entire organism may provide information on possible side effects and toxicology profiles associated with each gene and its function. We are also in the process of developing further analytical programs in areas such as the central nervous system, cardiovascular system, infectious disease, inflammation and the immune system. We believe that the DeltaBase knockout mice can serve as efficient vehicles for the generation of additional complementary information and data on gene function.

    - ACCURATELY AND EFFICIENTLY CAPTURE, STORE, MANIPULATE AND DELIVER APPROXIMATELY ONE MILLION INDIVIDUAL DATA POINTS PER YEAR GENERATED FROM THE ANALYSES OF KNOCKOUT MICE. DeltaBase subscribers will have the ability to access, utilize and perform multifaceted analysis on the gene function data and information contained in DeltaBase. In addition, our proprietary information technology allows our customers to perform searches of the gene function analyses contained in DeltaBase, obtain detailed scientific and pathology summaries of gene function findings and submit inquiries and questions to DeltaBase through a medical/scientific vocabulary search engine containing approximately 1.5 million terms. To meet the needs of DeltaBase subscribers, the data and information is readily exportable and can be manipulated by information technology tools and other databases widely employed in the pharmaceutical and biotechnology industries.

    MARKETING AND CUSTOMER AGREEMENTS

    On June 27, 2000, we entered into a DeltaBase agreement with Glaxo Wellcome which is our first DeltaBase subscription agreement. Under the DeltaBase agreement, Glaxo Wellcome has the right to access DeltaBase information on gene function and validated gene targets based upon knockout mouse studies. The DeltaBase agreement also grants Glaxo Wellcome non-exclusive, worldwide licenses to knockout mice, materials and intellectual property rights under DeltaBase. We will receive an aggregate of $5,000,000 in subscription licensing fees during each year of the three-year term. In addition, we may receive additional fees for access to our intellectual property. We do not expect the additional licensing fees payable under this agreement to be material. We could also receive from Glaxo payments ranging between $100,000 to up to $6.3 million, per Glaxo product developed using our intellectual property, based upon the achievement of designated milestones. We cannot assure you that we will receive any milestone payments since payments are entirely dependent upon the research, development and commercialization of products by Glaxo. Glaxo Wellcome may, however, terminate our agreement for any reason within the first three months after the one-year anniversary of the effective date upon payment of a specified termination fee.

  DELTASELECT

    OVERVIEW

    DeltaSelect is our custom gene knockout program which uses our proprietary technology employed in our database program. Our DeltaSelect program is different, however, because our customers select and identify to us the particular genes that they wish to have knocked out in mice. We provide customers with access to our gene knockout technologies and the resulting knockout mice, data and information generated under each DeltaSelect program. To date, we have limited our DeltaSelect marketing efforts to those particular pharmaceutical and biotechnology companies that we believe have the potential to subscribe to our gene function database or to enter into larger scale programs.

    We have produced customized knockout mice at the direction of our customers for a limited number of pharmaceutical companies. Currently, we are undertaking DeltaSelect knockout programs under agreements with Glaxo Wellcome, Merck, Pfizer, Roche and Schering-Plough. While our written agreement with Tularik has expired, we continue to provide knockout mice to Tularik.

    DELTASELECT TECHNOLOGY

    We are currently developing technologies that can be used to create conditional knockout mice. Conditional knockout mice are mice in which the gene of interest is removed under unique conditions in a specific tissue or cell type at selected and controlled times. We are currently developing conditional knockout systems for our DeltaSelect program using CRE/LOX and FLP/FRT recombinase technologies.

    MARKETING AND CUSTOMER AGREEMENTS

    Currently, we have DeltaSelect agreements with the following pharmaceutical companies: Merck & Co., Inc., Schering-Plough Research Institute, Pfizer, Inc. and Roche Biosciences, Inc. Under these agreements, we create knockout mice and perform phenotypic analysis of these mice when requested by our customers. A customer compensates us based on milestones reached in the creation and analysis of each knockout mouse it requests. Under these agreements, we receive upfront or initial payments. Each DeltaSelect agreement provides that we retain full ownership of all technology that relates to the process of generating knockout mice, while our customer retains all rights to the data and phenotypic characteristics of the knockout mice created. All of our DeltaSelect agreements have a term that expires upon the earlier of the completion of all milestones for all knockouts or two years. The DeltaSelect agreements can only be terminated for a material breach of the agreement. However, Roche and Glaxo Wellcome can terminate their agreements at any time, without cause, upon 30 days notice. Our DeltaSelect agreements with Roche and Pfizer expire in November and December 2000, respectively.

  DELTA-GT

    OVERVIEW

    Delta-GT is a secreted protein, gene trap program currently under development that simultaneously identifies and determines the function of mammalian secreted proteins. We believe this technology represents a tool for the identification and development of a potential pipeline of new drugs. Secreted proteins represent proteins that are synthesized for export from the cell or to the surface membrane of the cell where they play a role in the communication between cells. These communication roles are essential for the formation, regulation, growth and maintenance of multi-cellular organisms. Currently, secreted proteins constitute the majority of successful targets for drug discovery. Examples of well-known secreted proteins discovered by other companies include insulin, human growth hormone and erythropoeitin, or EPO.

    Current pharmaceutical and biotechnology industry methods to identify novel secreted proteins center on bioinformatics, which is the application of statistical and mathematical models to genetics, and gene capturing technologies. These methods are able to identify novel genes representing secreted proteins but do not have the ability to determine the function of the identified genes and proteins in mammalian systems. We believe that our Delta-GT system will have the advantage of being able to both discover and identify novel genes and to simultaneously inactivate or delete these genes in mouse embryonic stem cells, or ES cells. Our technology allows us to produce knockout mice lacking the gene of interest that can be processed in the large-scale analysis programs that we employ in our DeltaBase program. We believe the Delta-GT system will offer an opportunity to discover and develop new therapeutic proteins that have the potential to become drugs.

    DELTA-GT TECHNOLOGY

    We are an exclusive worldwide licensee of a secreted protein gene trap from the University of Edinburgh that identifies genes that code for secreted proteins and simultaneously enables the production of knockout mice to determine the IN VIVO function of these genes. This secreted protein gene trap technology will work in all cell types. However, when the system is employed in mouse ES cells, the resultant ES cells containing the gene deletion can be used to more rapidly generate knockout mice.

    We believe that the benefits of our Delta-GT technology are its ability to:

    - identify rarely turned on, or expressed, genes;

    - move directly to IN VIVO analysis in the mouse eliminating the need for cell-based experiments that require protein or antibody production to define function;

    - directly define the role of cell surface receptors and function in all cell types; and

    - identify key secreted proteins in a variety of physiological conditions.

    In a mammalian genome, genes are compiled from several regions of DNA termed exons that are separated from each other by non-coding DNA termed introns. When a gene is expressed, the exon segments are brought together to produce proteins. Gene traps function by introducing DNA into the genome of the cell and using the cell's own protein producing machinery to make a hybrid protein. Part of the protein is made from the genome DNA and part is made from the gene trap DNA that is introduced into the cell. This hybrid DNA causes disruption of the normal sequence that produces the functional gene code and results in loss of normal protein production, which effectively knocks out the gene.

    We employ a gene trap system that is incorporated into the DNA of cells and is designed to specifically hit and identify genes that produce secreted proteins. Secreted proteins have a distinguishing feature, similar to a zip code, that instructs the cell to export the newly synthesized protein from the cell or to the cell membrane. This feature is referred to as a signal sequence. Delta-GT uses a system that relies upon the presence of the signal sequence to direct the expression of a detection gene contained within the gene trap DNA. When this detection gene is activated, cells will stain blue. This allows the employment of a simple visual inspection to identify cells in which a secreted protein has been hit by the trap. If the gene trap hits a protein that is not secreted, the detection gene is not activated and no staining of the cell occurs. When we introduce our gene trap into mouse ES cells, we are able to produce knockout mice in which the function of a gene has been disrupted.

    Our license agreement with the University of Edinburgh provides us with an exclusive worldwide, royalty-bearing license to use the secreted gene trap technology and commercialize products using this technology. Our license agreement expires on the earlier of the tenth anniversary of the first commercial sale of products using the technology or the life of the patent. We can terminate the license if the University of Edinburgh materially breaches the agreement, which breach is not remedied within 90 days, or upon 30 days notice. The license can be terminated by the University of Edinburgh if:

    - an order is made or a resolution is passed for our dissolution or winding up;

    - we default in a royalty payment, which is not remedied within 90 days; or

    - we materially breach the agreement, which is not remedied within 180 days from notice.

We are unable to determine the amount of royalty payments that may be made to the University of Edinburgh under the agreement as the payments are dependent upon future sales, if any, of drug candidates commercialized under our Delta-GT program. We believe that the minimum royalties payable under the agreement are not material.

DELTAXPRESS

    We plan to offer a new database product for gene expression analysis. If we are successful in developing and making this product commercially available, we anticipate we would offer customers subscription agreements for the non-exclusive use of this database.

    We have entered into an agreement with Affymetrix, Inc. for the supply of products for gene expression analysis. Our agreement with Affymetrix is only the first of many steps necessary to create this potential additional product.

    These products allow for determination of the level of activity of particular genes in a particular tissue, or gene expression. The activity of a gene or a set of genes can differ based upon the physiological state within an organism. For example, the presence or absence of certain genes from a set of genes that interact with each other can cause the activity level of the other genes in that set to increase or decrease. This gives clues as to the functional roles and interactions of these genes.

    Analysis of gene knockout mice in our gene function database provides detailed functional information on the role of individual genes. However, this information can be expanded to encompass the potential functional role of many additional genes by using expression analysis of tissues from the knockout mice. In knockout mice, the deletion of a gene creates a situation wherein the animal attempts to compensate for the loss of the particular gene and therefore activates or suppresses the expression of functionally related genes. We believe that these systematic gene expression analysis studies of our knockout mice may provide a method for assembling functional maps for large segments of the genome. Therefore, we believe that DeltaXpress may add significant value to the genomic content of our databases.

    Our agreement with Affymetrix provides for an introductory period with an initial payment of $500,000 and the purchase by us of two Affymetrix Gene Chip Instrumentation Systems. The agreement also provides for royalty payments above a specified threshold amount of sales of DeltaXpress, if any, in exchange for a discount on the price of Affymetrics DNA probe arrays and a non-exclusive, worldwide license to commercialize the resulting data. The Company believes that any royalty payments will be immaterial during the initial term of the agreement. At our election at the end of the initial terms of the agreement, we can pay substantially higher annual fees, of an aggregate of $4 million per year, for a greater discount and a reduced royalty rate for additional periods up to a maximum of seven years.

COMMERCIALIZATION

    We market our products globally through our own internal sales, marketing and business development organization. Our commercialization strategy is to:

    - initially target large pharmaceutical and biotechnology companies for database subscriptions;

    - develop and offer line extensions and other products under our database program;

    - expand and offer our services to smaller pharmaceutical and biotechnology companies who lack the necessary infrastructure for wide-scale target validation programs;

    - use DeltaSelect for future technology development and to introduce our customers to our database program; and

    - discover, identify and develop secreted proteins for therapeutic use either by exclusive license or through co-development strategies under the gene trap program.

    Our marketing department is responsible for developing marketing strategy and pricing policies as well as producing promotional materials. Our marketing department also works directly with our customers' technology and licensing officers and facilitates communication between us and our customers' scientists. We also provide customer support services, including training and education, and we elicit customer feedback which we consider when developing and improving our products.

CUSTOMERS

    On June 27, 2000, we entered into our first DeltaBase Collaboration Agreement with Glaxo Wellcome, which gives Glaxo Wellcome the right to access DeltaBase information on gene function and validated gene targets.

    Under our DeltaSelect program, we have entered into arrangements with major pharmaceutical companies where we produce customized standard, or unconditional, knockout mice.

    We currently perform services under our DeltaSelect program for Schering-Plough, Merck, Pfizer, Roche Biosciences, Glaxo Wellcome and Tularik. These customers, except for Glaxo Wellcome which became a DeltaSelect customer in June 2000, accounted for all of our revenues for the year ended December 31, 1999. Pfizer, Roche and Merck accounted for 64%, 20% and 14%, respectively, of our revenues in 1999. We do not have a written agreement with Tularik, and our agreements with Roche and Pfizer expire in November and December 2000, respectively.

    Currently, we are not seeking to commercialize any drug candidates through our Delta-GT program. As we are in the early stages of development of our Delta Xpress program, we do not have any customers for this program.

RESEARCH AND DEVELOPMENT

    As of December 31, 1999, we had a total of 100 employees dedicated to research and development activities. We have spent substantial funds over the past three years to develop our database and other programs and expect to continue to do so in the future. We spent approximately $879,000 in 1997, $3.4 million in 1998 and $12.1 million in 1999 on research and development.

INTELLECTUAL PROPERTY

    Our policy is to pursue patent protection around our commercially relevant products, techniques and methods. Although we do not currently hold any issued patents, we intend to file applications covering all the knockout mice we produce. We also intend to pursue patent, copyright and trademark protection with respect to any information technologies, systems or other products which we believe would benefit from these protections. We cannot assure you, however, that any of our patent applications will result in the issuance of any patents, that our patent applications will have priority over others' applications, or that, if issued, any of our patents will offer protection against our competitors. Additionally, we cannot assure you that any patent issued by us will not be challenged, invalidated or circumvented in the future or that the rights created thereunder will provide a competitive advantage. Litigation may be necessary to enforce any patents issued to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope, and validity of the proprietary rights of others.

    Others may have filed and in the future are likely to file patent applications that are similar or identical to ours. To determine the priority of inventions, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office that could result in substantial cost to us. We cannot assure you that any patent application of another will not have priority over patent applications filed by us. Our commercial success depends in part on our neither infringing patents or proprietary rights of third parties nor breaching any licenses that may relate to our technologies and products.

    We have obtained licenses for certain technologies. However, we cannot assure you that we will be able to obtain licenses for technology patented by others on commercially reasonable terms, if at all, that we will be able to develop alternative approaches if unable to obtain licenses or that our current and future licenses will be adequate for the operation of our business. Our failure to obtain necessary licenses or to identify and implement alternative approaches could have a material adverse effect on our business, financial condition and results of operations.

    We also rely upon trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets, or that we will be capable of protecting our rights to our trade secrets.

    On May 24, 2000, Lexicon Genetics Incorporated, one of our competitors, filed a lawsuit against us in the United States District Court for the District of Delaware. The lawsuit complaint alleges that we have used methods that infringe claims of United States Patent No. 5,789,215 under which Lexicon claims to be an exclusive licensee and seeks to enjoin us from further use of such methods. On June 13, 2000, we responded to Lexicon's complaint by filing an answer and seeking a declaratory judgment in our favor. We intend to defend the action vigorously. We may receive other future notices or lawsuits from third parties alleging patent infringement.

COMPETITION

    We face significant competition in the area of genomics-based research from for-profit companies such as Celera Genomics, Curagen, Inc., DNX (a subsidiary of Phoenix International Life Sciences, Inc.), GeneLogic, Inc., Human Genome Sciences, Inc., Incyte Pharmaceuticals, Inc., Lexicon Genetics Incorporated and Millennium Pharmaceuticals, Inc., among others, many of which have substantially greater financial, scientific and human resources than we do. In addition, the Human Genome Project and a large number of universities and other not-for-profit institutions, many of which are funded by the U.S. and foreign governments, are also conducting research to discover genes and their function.

    We face, and will continue to face, significant competition in our efforts to validate drug targets and to attract research dollars. Many other companies have or are developing capabilities in the use of living organisms to define gene function. These competitors include such companies as Lexicon Genetics Incorporated, Exelixis, Inc., and Devgen N.V. Additionally, many genomics companies may expand their capabilities to determine gene function. We also believe that some pharmaceutical and biotechnology companies are discussing the possibility of working together to discover the functions of genes and share gene function-related data among themselves. The formation of this type of consortium could reduce the customer base for our gene function-related business. Further, as we expand our range of products and services, such as our gene trap program, we will compete with additional companies, some of which may be our customers at that time or potential customers.

    Companies focused specifically on other organisms, such as fruit flies, worms and yeast, use methods of identifying potential drug targets which are different than ours. In addition, pharmaceutical, biotechnology and other genomics companies, as well as a number of universities and other not-for-profit institutions, are seeking to develop competing technologies. Many of these competitors have substantially greater financial, scientific and human resources than we do. Many of these competitors also have substantially greater experience than we do in their respective fields. As a result, our competitors may succeed in developing products and technologies earlier than we do or in developing products and technologies that are more effective than ours.

    We believe that the principal competitive factors in selling our products and services are the quality and reliability of the gene function information, the volume of the gene function information, the features and ease of use of database products and the cost and pricing of competing products. We believe that we compete favorably with respect to these factors; however, our market is rapidly changing and we expect to face further competition from new market entrants and consolidation of our existing competitors.

GOVERNMENT REGULATION

    The federal Animal Welfare Act governs the humane handling, care, treatment and transportation of some animals used in U.S. research activities. Mice, including the mice in our knockout programs, are currently not subject to regulation under the Animal Welfare Act. Additionally the United States Department of Agriculture, USDA, which enforces the Animal Welfare Act, is presently considering changing the regulations issued under the Animal Welfare Act to include mice within its coverage. The Animal Welfare Act imposes a wide variety of specific regulations on producers and users of animal subjects, most notably personnel, facilities and statistical standards, cage size, feeding, watering and shipping conditions and environmental enrichment methods. If the USDA decides to include mice in its regulations, we could be required to alter our production operation for these models, including adding production capacity, new equipment and additional employees. It is possible that the USDA's actions will negatively affect our operations. In addition, although we do not anticipate the addition of mice to the Animal Welfare Act to require significant expenditures, it is possible that the Animal Welfare Act, when amended, may be more stringent than we expect and require significant expenditures. Any future amendments to the Animal Welfare Act or other laws or regulations may also require significant expenditures by us.

    Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. To the extent that we provide products and services overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. The Council of Europe is presently considering proposals to more stringently regulate animal research.

    We currently have no plans to pursue the clinical development of our validated targets, and, therefore, do not anticipate having the regulatory constraints typical of many biotechnology and pharmaceutical companies. In the future, we may decide to pursue pre-clinical development in order to exploit our validated targets. To the extent any of the validated targets are appropriate for clinical development, we will pursue corporate partners to undertake such activities.

    Our customers that pursue clinical development of drugs based on our research will be subject to extensive regulation, especially under the Federal Food, Drug and Cosmetic Act. This law governs the pre-clinical and clinical development, manufacturing, distribution, including export, and labeling of drugs. We are also subject to a variety of other federal and state laws and regulations in the U.S. and in other countries pertaining to our facilities, the shipment, exportation and importation of various articles and health and safety matters. For example, the Department of Transportation and various international guidelines and regulations govern the transport of different types of materials. The Bureau of Export Administration of the Department of Commerce exercises export controls over technology such as our gene database. The Department of Health and Human Services and USDA both regulate various types of articles that present the possibility of spreading communicable and other diseases, including the regulation of vectors, such as animals and articles that present risks of other harm to plants, human beings and other animals. The Environmental Protection Agency has responsibility for facility emissions and other environmental matters, including the regulation of new chemical substances, which could include gene sequences.

    Since we are in the business of developing animals containing changes in their genetic make-up, we may become subject to a variety of laws, guidelines, regulations and treaties specifically directed at genetically modified organisms, or GMOs. The area of environmental releases of GMOs is rapidly evolving and is currently subject to intense regulatory scrutiny, particularly internationally. Current laws, guidelines and other requirements typically include confinement requirements for preventing the spread of GMOs into the environment. Examples of these guidelines in the U.S. include the National Institutes of Health "Guidelines for Research Involving Recombinant DNA Molecules" and the USDA "Guidelines for Research Involving the Planned Introduction into the Environment of Genetically Modified Organisms". Although these guidelines typically apply only to federally-funded activities, if we were to become subject to similar laws in the future, we could incur compliance costs.

    The Biosafety Protocol, or the BSP, is also of particular importance to our international operations. The BSP, a treaty recently adopted in Montreal, Canada in late 1999, is expected to be ratified in many countries internationally in approximately two years. Many industrialized and non-industrialized countries will be signatories to the BSP. Although the U.S. is not subject to the BSP, if ratified, the BSP is expected to cover shipments from the U.S. to countries abroad that have signed the BSP. The BSP is also expected to cover the importation of living modified organisms, a category that could include our animals. If our animals are not contained as described in the BSP, our animals could be subject to the potentially extensive import requirements of countries that are signatories to the BSP.

EMPLOYEES

    As of March 31, 2000, we had a total of 138 full-time employees. Of these, 18 hold Ph.D.s and 12 hold other advanced degrees. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

FACILITIES

    Our corporate headquarters, principal executive offices and research facilities are located in Menlo Park, California and in San Carlos, California, where we occupy a total of approximately 50,000 square feet under leases that expire in July 14, 2004 and February 29, 2009, respectively. Our facilities include an advanced mouse animal facility. We believe that our existing facilities are adequate for current needs and that suitable additional space or alternative space, if necessary, will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

    On May 24, 2000, Lexicon Genetics Incorporated, one of our competitors, filed a lawsuit against us in the United States District Court for the District of Delaware. The complaint in the lawsuit alleges that our methods of making knockout mice infringe United States Patent No. 5,789,215 under which Lexicon claims to be an exclusive licensee. The complaint seeks a judgment that we have infringed this patent, a permanent injunction against further infringement of the patent and an award of damages in an unspecified amount that, under certain circumstances, may be tripled. We believe that the patent in question is invalid and, even if the patent is found to be valid, that the methods we employ do not infringe it. On June 13, 2000, we responded to Lexicon's complaint by filing an answer and seeking a declaratory judgment in our favor. Our response seeks a judgment declaring the patent invalid and that we have not infringed and are not infringing the patent. We intend to defend the action vigorously.

    The litigation against us is in the early stages and its outcome cannot be predicted. If Lexicon prevails and obtains an injunction, we would be required to obtain a license in order to continue to use the methods covered by the patent. We may not be able to obtain this license on favorable terms or at all. If we are unable to obtain a license, we would be required to redesign our processes to use alternative methods of making knockout mice and expect we would experience a significant disruption in our ability to generate revenue during this redesign period and as we develop a gene function database using these new methods. This redesign and development would involve significant time and costs, and the alternative methods available to us may not be as effective as our current methods. We estimate the average time from the date we begin to create a knockout mouse until the date the data from that knockout mouse is added to the gene function database to be 12 months. The addition of new data points to our gene function database could be significantly delayed. We may fail to attract customers for a gene function database that uses the alternative methods, and the marketing of our existing database and DeltaSelect program may be significantly affected. If Lexicon prevails, we could also incur significant financial liabilities which could materially affect our business and operating results.

    In addition, on July 13, 2000, we received a letter from Lexicon stating that they believe we may be involved in activities that conflict with four patents licensed to Lexicon. Lexicon's letter states that these patents cover certain methods for producing gene targeted cells and transgenic, or knockout, mice. We believe our methods do not infringe these patents. If Lexicon asserts its rights under these patents as the basis for a lawsuit against us and Lexicon prevails in any such lawsuit, we would be prevented from using our methods unless we obtained a license. We may be unable to obtain a license on favorable terms or at all, or we may choose not to seek a license. We believe we could use alternative methods, with which we have experience and which we believe are as effective as our current methods. Developing a gene function database using these alternative methods would involve significant time and costs. An adverse determination of any lawsuit with Lexicon involving these patents could also significantly affect the marketing of our existing gene function database and DeltaSelect program. We expect that, during the period prior to development of a comparable gene function database using these alternative methods, we would experience a significant disruption in our ability to generate revenue. If Lexicon prevails in any lawsuit involving these patents, we could also incur significant financial liabilities which could materially affect our business and operating results.

    We may be involved in additional litigation, investigations or proceedings in the future. Any litigation, investigation or proceeding, with or without merit, could be costly and time-consuming and could divert our management's attention and resources which in turn could harm our business and financial results.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table shows information about our executive officers and directors as of March 31, 2000.

                 NAME                     AGE                        POSITION(S)
--------------------------------------  --------   ------------------------------------------------
William Matthews, Ph.D................     46      Chief Executive Officer, President and Director
Mark W. Moore, Ph.D...................     41      Chief Scientific Officer and Treasurer
Augustine G. Yee......................     34      Vice President of Corporate Development, General
                                                     Counsel and Secretary
Lars Barfod...........................     40      Vice President of Commercial Development
John E. Burke.........................     39      Vice President of Intellectual Property
Terry Coley, Ph.D.....................     36      Vice President of Information Technology
Robert Klein, Ph.D....................     35      Vice President of Technology Development
Brian E. Crowley......................     33      Director of Finance
Vicente Anido, Jr., Ph.D..............     47      Director
Philippe O. Chambon, M.D., Ph.D.......     42      Director
Thomas A. Penn........................     54      Director
F. Noel Perry.........................     47      Director
Nicholas J. Simon.....................     46      Chairman of the Board

    Drs. Anido and Chambon and Messrs. Penn and Perry are members of our compensation committee. Drs. Anido and Chambon and Mr. Penn are members of our audit committee.

    WILLIAM MATTHEWS, PH.D., a co-founder of our company, has served as our President since February 1997 and as our Chief Executive Officer since December 1998. Dr. Matthews has served as a director of Deltagen since February 1997. Prior to founding our company, Dr. Matthews worked at Genentech, Inc., from June 1992 to January 1997 where he established and ran a program in stem cell biology. Dr. Matthews received his Ph.D. in cell biology from Southwestern Medical School in Dallas, followed by post-doctoral fellowships at Harvard Medical School and Princeton University.

    MARK W. MOORE, PH.D., a co-founder of our company, has served as our Chief Scientific Officer and Treasurer since February 1997. Prior to founding our company, Dr. Moore worked from August 1991 to January 1997 at Genentech, Inc. where he established and directed Genentech's gene knockout program in mice.
Dr. Moore was a Leukemia Society of America post-doctoral fellow in molecular and cellular immunology in the laboratory of Dr. Michael Bevan at Scripps Clinic. Following his post-doctoral work, Dr. Moore served on the faculty of the Norris Cancer Center at the University of Southern California. Dr. Moore received his A.B. in biochemistry from Princeton University and his Ph.D. in biology from Brandeis University.

    AUGUSTINE G. YEE has served as our Vice President of Corporate Development, General Counsel and Secretary since April 1999. Prior to joining us, Mr. Yee was a patent and intellectual property litigation attorney with the law firm of Lyon & Lyon LLP from October 1993 to July 1995, and a corporate securities and technologies attorney with Pillsbury Madison & Sutro LLP from August 1995 to April 1999, where he represented companies in the biotechnology and information technology fields. Mr. Yee was formerly a law clerk to the Honorable Edward Rafeedie, United States District Court, Central District of California, and is admitted to practice before the United States Patent and Trademark Office.
Mr. Yee received his B.S. in molecular biology from the University of California at San Diego and his J.D. from Pepperdine University School of Law.

    LARS BARFOD has served as our Vice President of Commercial Development since October 1999. From March 1999 to September 1999, Mr. Barford served as Vice President, Sales & Marketing at

Ciphergen Biosystems, Inc. From April 1997 to January 1999, Mr. Barfod served as Vice President of Marketing at Genentech. Mr. Barfod was also a member of Genentech's Product Development and Commercial Operations committees. Prior to joining Genentech, Mr. Barfod spent 11 years at Novo Nordisk
Pharmaceuticals, Inc., most recently as Vice President of Sales, Marketing and Business Development. Mr. Barfod received his Masters degree in marketing from the Royal University of Copenhagen, Denmark.

    JOHN E. BURKE has served as our Vice President of Intellectual Property since December 1999. Prior to joining us, Mr. Burke was Of Counsel with the law firm of Pillsbury Madison & Sutro LLP from 1996 to 1999. Prior to that time, he was a patent and intellectual property attorney with the law firm of Schwegman, Lundberg, Woessner & Kluth from 1995 to 1996, and served as Corporate Patent Counsel for Cortech, Inc., from 1993 to 1995. Mr. Burke was also a patent attorney with the law firm of Morgan & Finnegan from 1990 to 1992. Mr. Burke is admitted to practice before the U.S. Court of Appeals for the Federal Circuit, the U.S. Supreme Court, and the U.S. Patent and Trademark Office and is a member of the California and New York state bars. Mr. Burke received his B.S. in chemical/biochemical engineering from Rutgers College of Engineering and his J.D. from Rutgers School of Law.

    TERRY COLEY, PH.D., has served as our Vice President of Information Technology since September 1999. Prior to joining us, Dr. Coley was co-founder and CEO of Virtual Chemistry, Inc., from January 1996 to August 1999. At Virtual Chemistry, Dr. Coley established software teams to engineer custom software for biotechnology and pharmaceutical companies. Prior to that time, Dr. Coley worked as a molecular modeling software development project leader at Molecular Simulations Inc. Dr. Coley received his B.S. in chemistry and computer science from the University of Illinois and his Ph.D. in computational chemistry from the California Institute of Technology.

    ROBERT KLEIN, PH.D., has served as Vice President of Technology Development since June 2000. Prior to that time, Dr. Klein held positions as Director of Molecular Biology from June 1998 through June 2000 and Senior Scientist from May 1997 through June 1998 at Deltagen. Prior to joining Deltagen, Dr. Klein worked at Genentech, Inc. from August 1993 through May 1997 where he was involved in Genentech's functional genomics program. Dr. Klein also served as a project team leader for Genentech's lead protein therapeutic for treatment of Parkinson's disease. Dr. Klein received his A. B. in biochemistry from the University of California at Berkeley and his Ph.D. in biology from the Massachusetts Institute of Technology.

    BRIAN E. CROWLEY has served as our Director of Finance since August 1999. Prior to joining us, Mr. Crowley was the Director of Finance for the Dataconferencing product division at Polycom, Inc. from January 1997 to February 1998 and the General Accounting Manager from November 1994 to January 1997. Prior to that time, Mr. Crowley served as controller at The LAN Guys Inc. and Conductus, Inc., and as an associate at PricewaterhouseCoopers LLP. Mr. Crowley received his B.S. from St. Mary's College of California and his M.B.A. from the University of Notre Dame. He is a licensed Certified Public Accountant in California.

    VICENTE ANIDO, JR., PH.D., has served as a member of our board of directors since July 1998. Dr. Anido has been CEO and President of CombiChem, Inc., a combinatorial company, from March 1996 until its acquisition by E.I. du Pont de Nemours and Company, in October 1999. Prior to joining CombiChem, Dr. Anido was the President of the Americas region at Allergan, Inc., where he was responsible for Allergan's commercial operations in North and South America from June 1993 to March 1996. Prior to Allergan, Dr. Anido spent 18 years at Marion Laboratories. Dr. Anido has also held the position of President and General Manager of Nordic Laboratories and Marion Merrell Dow. Dr. Anido is currently a director of Galileo Laboratories, Inc., FeRx, Inc., Adaptive Info.com and Dochendo, Inc. Dr. Anido received his B.S. in pharmacy and his M.S. in pharmaceutical sciences from

West Virginia University and his Ph.D. in pharmacy administration from the University of Missouri, Kansas City.

    PHILIPPE O. CHAMBON, M.D., PH.D., has served as a member of our board of directors since July 1998. Since January 1997, Dr. Chambon has been a Vice President of The Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette. Dr. Chambon joined The Sprout Group in May 1995. From May 1993 to April 1995, Dr. Chambon served as Manager in the Healthcare Practice of the Boston Consulting Group, a management consulting firm. He was formerly an executive with Sandoz Pharmaceuticals, a subsidiary of Novartis. Dr. Chambon is currently a director of Variagenics, Inc., PharSight Corporation, Skila Inc., and Spotfire, Inc., as well as several other private companies. Dr. Chambon received his M.D. and Ph.D. degrees from the University of Paris and his M.B.A. from Columbia University.

    THOMAS A. PENN has served as a member of our board of directors since January 2000. Since June 1998, Mr. Penn has been with Boston Millennia Partners, a Boston-based venture capital firm, where he is a partner. From March 1994 until March 1998, Mr. Penn served as President and CEO of Tektagen, Inc.
Mr. Penn is a director of various private companies. Mr. Penn received B.S. degrees from the Massachusetts Institute of Technology in metallurgy and materials science and in industrial management, an M.B.A. from Stanford University, and a J.D. from the University of Pennsylvania School of Law.

    F. NOEL PERRY has served as a member of our board of directors since February 1997. Mr. Perry has been a managing director of Baccharis
Capital, Inc., a venture capital firm founded in 1991. Mr. Perry is a director of several private companies. Mr. Perry received his B.A. from the University of Rhode Island and holds an M.B.A. from George Washington University. Mr. Perry is a Chartered Financial Analyst.

    NICHOLAS J. SIMON served as a member of our board of directors since June 1998 and Chairman of the Board since April 2000. Since April 2000, Mr. Simon has been CEO of IO Pharmaceuticals. Mr. Simon also served as Vice President of Business and Corporate Development of Genentech, Inc., from December 1995 to March 2000, in which capacity he was responsible for product acquisitions, strategic alliances, technology venture activities and corporate strategic planning. Mr. Simon joined Genentech in 1989 as the Director of Business Development and has over 20 years of experience in the biotechnology and biomedical industries. Mr. Simon is currently a director of Intermune, Inc., Predict, Inc., Genitope, Inc. and IO Pharmaceuticals. He received his B.S. in microbiology from the University of Maryland and holds an M.B.A. from Loyola College.

BOARD OF DIRECTORS, COMMITTEES AND OTHER INFORMATION

    We currently have authorized seven directors and there is currently one vacancy. All directors are elected to hold office until their successors have been elected. There are no family relationships among any of our directors or executive officers.

    We intend to amend our certificate of incorporation prior to completion of this offering to provide for a board of directors consisting of seven members, who will be divided into three classes serving staggered three-year terms:

    - The term of our Class I directors will expire at our 2001 annual meeting;

    - The term of our Class II directors will expire at our 2002 annual meeting; and

    - The term of our Class III directors will expire at our 2003 annual meeting.

    Our Class I directors will be Messrs. Perry and Simon. Our Class II directors will be Messr. Penn and Dr. Chambon. Our Class III directors will be Messr. Anido and Dr. Matthews. A director elected to fill the board vacancy will be a member of Class III. Because we have a classified board, only two of our six board members will be elected at each annual stockholders' meeting, or three in the case of elections for our Class III directors, with the other directors continuing for the remainder of their class terms.

    Our board of directors has a compensation committee and an audit committee. Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. Drs. Anido and Chambon and Messrs. Penn and Perry are the current members of the compensation committee.

    Our audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Drs. Anido and Chambon and Mr. Penn are the current members of the audit committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1999, we did not have a compensation committee and our board of directors established executive compensation levels for fiscal year 1999. William Matthews, Ph.D., who is our President and Chief Executive Officer and was a member of our board of directors in 1999, will participate in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of our company, except that he will be excluded from decisions regarding his own salary and incentive compensation. Established in April 2000, our compensation committee is composed of four non-management directors. All decisions relating to the compensation of our executive officers will be made by the compensation committee.

DIRECTOR COMPENSATION

    Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors.

    We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Directors are also eligible to receive stock options under our 2000 Stock Incentive Plan. Non-employee directors will receive annual stock option grants to purchase 5,000 shares of common stock. A new director will receive a stock option grant to purchase 20,000 shares of common stock. As of the date of this prospectus, we have granted a total 85,000 options to non-employee directors.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation earned, including salary, bonuses, stock options and other compensation during the fiscal year ended December 31, 1999 by William Matthews, Ph.D., our President and Chief Executive Officer, and three of our other four executive officers, each of whose total annual compensation exceeded $100,000 in 1999. We may refer to these officers as our named executive officers in other parts of this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                              ANNUAL COMPENSATION     COMPENSATION
                                            -----------------------   ------------
                                                                       SECURITIES
                                                                       UNDERLYING     ALL OTHER
           NAME AND POSITION(S)               SALARY       BONUS      OPTIONS/SARS   COMPENSATION
------------------------------------------  ----------   ----------   ------------   ------------
William Matthews, Ph.D....................   $205,833     $ 52,250        --             --
  Chief Executive Officer and President

Mark W. Moore, Ph.D.......................    205,833       42,000        --             --
  Chief Scientific Officer and Treasurer

Augustine G. Yee..........................    124,631       13,125       228,571        $78,444(1)
  Vice President of Corporate Development,
  General Counsel and Secretary

Terry Coley, Ph.D.........................     58,333       --           171,429         70,000(1)
  Vice President of
  Information Technology

Robert Klein, Ph.D........................    119,375       --             5,714         --

------------------------

(1) Represents amount provided for relocation expenses.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table summarizes the stock options granted to each named executive officer during the fiscal year ended December 31, 1999.

                                                     INDIVIDUAL GRANTS
                                    ---------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                                    NUMBER OF      PERCENT OF                                ASSUMED ANNUAL RATES OF
                                    SECURITIES   TOTAL OPTIONS                            STOCK PRICE APPRECIATION FOR
                                    UNDERLYING     GRANTED TO                                    OPTION TERM(4)
                                     OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION   -----------------------------
               NAME                 GRANTED(1)   FISCAL YEAR 99   PRICE(2)    DATE(3)          5%              10%
----------------------------------  ----------   --------------   --------   ----------   -------------   -------------
William Matthews, Ph.D............        --            --            --            --             --              --
Mark W. Moore, Ph.D...............        --            --            --            --             --              --
Augustine G. Yee..................   228,571          16.8%        $0.31      05/13/09     $5,513,914      $8,821,958
Terry Coley, Ph.D.................   171,429          12.6          0.31      09/16/09      4,135,454       6,616,497
Robert Klein, Ph.D................     5,714            --          0.31      09/16/09        137,841         220,538

------------------------

(1) These incentive stock options are exercisable in full immediately, but the shares received upon exercise are subject to repurchase by us. Our right of repurchase lapses as to 25% of the shares covered by the respective options on the first anniversary of the date of grant, and lapses ratably on a monthly basis thereafter, with the repurchase right terminating in full on the fourth anniversary of the date of grant. Under the terms of our 1998 Stock Incentive Plan our board of directors retains the discretion, subject to specified limitations within the stock plan, to modify, extend or renew outstanding options and to reprice outstanding options. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue, which may be lower than the original exercise price of such canceled options.

(2) We grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined in good faith by our board of directors, and the options vest over four years from the date of grant. In determining the fair market value of our common stock, our board of directors considers valuations of comparable companies, prices at which we have issued preferred stock, valuation reports and analyses prepared by third parties, the relative rights and preferences of our preferred stock as compared to our common stock, and the lack of liquidity of our securities. Once we become a publicly-held company, the fair market value of our stock will equal trading market prices.

(3) The options have a term of ten years, subject to earlier termination in certain events related to termination of employment.

(4) The dollar amounts under these columns represent the potential realizable value of each grant over the term of the options based on assumed rates of stock appreciation of 5% and 10%, compounded annually. The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our stock.

    The potential realizable values above assume that the initial public offering price of $15.00 per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten year option term at the annual rates specified. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the ten year option term will be the assumed 5% and 10% levels or at any other defined level.

       AGGREGATED CORRESPONDING OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 1999

    The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 31, 1999. None of the named executive officers exercised any options during the fiscal year ended December 31, 1999.

                                                         NUMBER OF
                                                   SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                     DECEMBER 31, 1999           DECEMBER 31, 1999(1)
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------------------------  -----------   -------------   -----------   -------------
William Matthews, Ph.D........................    274,286         --          $4,029,261      $ --
Mark W. Moore, Ph.D...........................    274,286         --           4,029,261        --
Augustine G. Yee..............................    228,571         --           3,357,708        --
Terry Coley, Ph.D.............................    171,429         --           2,518,292        --
Robert Klein, Ph.D............................     --             --              --            --

------------------------

(1) The value of unexercised in-the-money options held at December 31, 1999 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 1999, and is determined by multiplying the number of shares of common stock underlying the options by the difference between the initial public offering price of $15.00 per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise of the option.

EMPLOYMENT AGREEMENTS

    Dr. Matthews is party to an employment agreement dated April 7, 2000. The agreement will expire on April 7, 2003 but will automatically renew for additional one-year terms after that date unless either we or Dr. Matthews give notice to not renew the agreement at least ninety days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $235,000 and accelerated vesting of all of Dr. Matthews' options in the event of a change in control of our company. In addition, Dr. Matthews is entitled to an annual bonus to be determined by the board of directors. In the event that Dr. Matthews is terminated without cause, he will be entitled to receive severance equal to nine months of his base salary.

    Dr. Moore is party to an employment agreement dated April 8, 2000. The agreement will expire on April 8, 2003 but will automatically renew for additional one-year terms after that date unless either we or Dr. Moore give notice to not renew the agreement at least ninety days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $225,000 and accelerated vesting of all of Dr. Moore's options in the event of a change in control of our company. In addition, Dr. Moore is entitled to an annual bonus to be determined by the board of directors. In the event that Dr. Moore is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

    Mr. Yee is party to an employment agreement dated April 7, 2000. The agreement will expire on April 7, 2003 but will automatically renew for additional one-year terms after that date unless either we or Mr. Yee give notice to not renew the agreement at least ninety days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $175,000 and accelerated vesting of a portion of Mr. Yee's options in the event of a change in control of our company, unless more than 50% of his options have already vested. In addition, Mr. Yee is entitled to an annual bonus to be determined by the board of directors. In the event that Mr. Yee is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

    Dr. Coley is party to an employment agreement dated April 7, 2000. The agreement will expire on April 7, 2003 but will automatically renew for additional one-year terms after that date unless either we or Dr. Coley give notice to not renew the agreement at least ninety days prior to the expiration of the then existing term. The agreement provides for an initial annual salary of $175,000 and accelerated vesting of a portion of Dr. Coley's options in the event of a change in control of our company, unless more than 50% of his options have already vested. In addition, Dr. Coley is entitled to an annual bonus to be determined by the board of directors. In the event that Dr. Coley is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

BENEFIT PLANS

  1998 STOCK INCENTIVE PLAN

    In April 1998, our board of directors adopted our 1998 Stock Incentive Plan, or 1998 Stock Plan. The 1998 Stock Plan has been amended at various times to increase the number of shares available under the 1998 Stock Plan. A total of 3,150,606 shares of common stock may be issued under the 1998 Stock Plan pursuant to the direct award or sale of shares or the exercise of options granted under the 1998 Stock Plan. If any option granted under the 1998 Stock Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants.

    Under the 1998 Stock Plan, all our employees, including officers and directors or any subsidiary and any independent contractor or advisor who performs services for us or a subsidiary are eligible to purchase shares of common stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options, or ISOs, intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended. The 1998 Stock Plan is administered by the compensation committee of our board of directors, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes other terms and conditions, including the type of consideration to be paid to us upon sale or exercise and vesting schedules in connection with each sale, award or grant.

    The exercise price under the nonstatutory options generally must be at least 85% of the fair market value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of our company, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of the voting power of our company cannot exceed five years. Options generally expire not later than 30 days following a termination of employment or six months following the optionee's death or permanent disability.

    As of March 31, 2000 we had outstanding options to purchase an aggregate of 1,266,230 shares of common stock at a weighted exercise price of $0.67 per share. A total of 13,931 shares of common stock were available for future issuance under the 1998 Stock Plan as of such date. Subsequently, options to purchase 222,256 shares of common stock were granted on May 26, 2000 at a weighted average exercise price of $7.88 per share and options to purchase 621,313 shares of common stock were granted to three of our officers on July 7, 2000 at a weighted average exercise price of $12.60 per share.

  2000 STOCK INCENTIVE PLAN

    The 2000 Stock Incentive Plan was adopted by our board of directors in April 2000 and will be submitted for approval by our stockholders prior to the completion of this offering. The 2000 Stock Incentive Plan will be administered by our compensation committee. The 2000 Stock Incentive Plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of common stock. The 2000 Stock Incentive Plan provides for the grant of incentive stock options as defined in
Section 422 of the Internal Revenue Code and the grant of nonstatutory stock options, restricted shares, stock appreciation rights, or SARs, and stock units, or units to employees, non-employee directors and consultants.

    5,485,714 shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan. The number of shares reserved for issuance under the 2000 Stock Incentive Plan will be increased on January 1 of each year from 2001 through 2010 by the lowest of:

    - 4,571,429 shares of our common stock;

    - 5% of our fully diluted outstanding common stock on the day of the increase; or

    - a lesser number of shares determined by our board of directors.

However, in no event may a participant receive SARs or option grants for more than 857,143 shares in the aggregate per fiscal year, except that in the fiscal year an individual's services first commence, the individual may receive SARs or option grants for up to 1,714,286 shares in the aggregate.

    The 2000 Stock Incentive Plan will have the following features:

    - qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock;

    - qualified non-employee directors will be eligible to receive automatic option grants, to be made at the consummation of our initial public offering and at periodic intervals, to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

    - the compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant; and

    - the exercise price or purchase price may, at the discretion of the compensation committee, be paid in, among other things, cash, cash equivalents, full-recourse promissory notes, past services or future services.

    The 2000 Stock Incentive Plan includes change in control provisions that may result in the accelerated vesting of outstanding option grants and SARs. The committee may grant options or SARs in which all or some of the shares shall become vested in the event of a change in control of the company. Change in control is defined under the 2000 Stock Incentive Plan as:

    - a change in the composition of the board of directors, as a result of which fewer than one-half of our incumbent directors are directors who either:

       --  had been directors of our company 24 months prior to the change, or

       -- were elected, or nominated for election, to the board with the affirmative votes of at least a majority of our directors who had been directors 24 months prior to the change and who were still in office at the time of the election or nomination; or

    - an acquisition or aggregation of securities by a person, as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, as a result of which the person becomes the beneficial owner of fifty percent or more of the voting power of our then outstanding securities.

    The board of directors will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than ten years from the date of adoption.

  2000 EMPLOYEE STOCK PURCHASE PLAN

    The board of directors adopted our 2000 Employee Stock Purchase Plan in April 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this offering. A total of 1,142,857 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years, commencing 2001, by the lesser of:

    - 5% of our fully diluted outstanding common stock on the day of the increase; or

    - a lesser number of shares determined by our board of directors.

    Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock, generally through payroll deductions, which may not exceed 15% of an employee's compensation.

    The 2000 Employee Stock Purchase Plan will be implemented during a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on January 1 and July 1 of each year. Our 2000 Employee Stock Purchase Plan establishes two accumulation periods per year, neither of which will exceed six months. Amounts deducted from payroll will accumulate, without interest. On the purchase dates set by the board of directors for each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period will be for a 12 month duration and is expected to commence on the date of this offering and end on June 30, 2001. The initial accumulation period will begin on the date of this offering and end on December 31, 2000. During the initial accumulation period, employees may pay for the stock in a lump sum at the end of the accumulation period.

    The purchase price will be equal to 85% of the fair market value per share of common stock on either the last day of the accumulation period or on the last trading day before the commencement of the applicable offering period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with us. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress will terminate and stock will be purchased with the accumulated payroll deductions unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

  401(k) PLAN

    Effective January 1, 1999 we established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under the 401(k) Plan, employees may elect to reduce their current compensation and have the amount of the reduction contributed to the 401(k) Plan. To date, we have made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    We believe that we have executed all of the transactions set forth below on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

    In connection with our founding in January 1997, we sold 1,523,840 shares of common stock to each of William Matthews, Ph.D., our President and Chief Executive Officer, and Mark W. Moore, Ph.D., our Chief Scientific Officer and Treasurer, at a price of $0.01 per share. In addition, Dr. Matthews and Dr. Moore both were also granted options in 1998 to purchase 274,286 shares of common stock, all of which were exercisable as of March 31, 2000. In addition, they were granted options in March 2000 to purchase an aggregate number of 514,286 shares of common stock. These options were fully exercised as of March 31, 2000. In July, Drs. Matthews and Moore were granted options to purchase an aggregate number of 564,171 shares of common stock. These shares have not been exercised.

    Common stock held by certain employees and non-employees is subject to stock purchase agreements whereby we have the option to repurchase unvested shares upon termination of employment at the initial issuance price. Our right to repurchase these shares generally lapses at the rate of 25% per year from the date of the agreement.

    From February 1997 through January 2000, we sold shares of our preferred stock in private financings as follows: 3,428,571 shares of Series A preferred stock at a price of $0.875 per share in February and May 1997; 7,510,206 shares of Series B preferred stock at a price of $1.53 per share in February and July 1998; and 7,198,709 shares of Series C preferred stock at a price of $3.13 per share in January 2000. Of the 7,510,206 outstanding shares of Series B preferred stock, Tularik, Inc. purchased 489,797 shares in February 1998 at a purchase price of $1.53 per share in connection with an agreement, whereby we would produce knockout mice for Tularik, Inc.

    Each share of preferred stock will convert automatically into one share of common stock upon the closing of this offering. The purchasers of the preferred stock include the following holders of more than 5% of our securities and their affiliated entities:

                                                                  SHARES OF PREFERRED STOCK
                                                              ---------------------------------
                          INVESTOR                            SERIES A    SERIES B    SERIES C
------------------------------------------------------------  ---------   ---------   ---------
Stipa Investments, L.P.(1)..................................  3,428,571   1,795,919     957,701
Entities associated with the Sprout Group(2)................         --   4,781,586   2,039,072
Entities associated with Boston Millennia Partners(3).......         --          --   2,553,870

------------------------

(1) F. Noel Perry, a member of our board of directors, is a Managing Director of Baccharis Capital, which is the general partner of Stipa Investments, L.P.

(2) Includes shares held by DLJ Capital Corp., Sprout Venture Capital, L.P., Sprout CEO Fund, L.P., DLJ ESC II, L.P. and Sprout Capital VIII, L.P. Philippe Chambon, a member of our board of directors, is affiliated with each of these entities.

(3) Includes shares held by Boston Millennia Partners II Limited Partnership, Boston Millennia Partners II-A Limited Partnership, Boston Millennia Partners GmbH & Co. KG and Boston Millennia Associates II Partnership. Thomas A. Penn, a member of our board of directors, is a partner of Boston Millennia Partners, the sponsor of each of these funds.

    In 1998, we issued three of our directors options to acquire 371,429 shares of common stock at an exercise price of $0.31 per share.

    We currently expect that $4 million of our common stock to be sold in this offering will be sold to entities affiliated with Boston Millennia Partners. Thomas A. Penn, a member of our board of directors, is a partner of Boston Millennia Partners.

    In March 2000, we loaned $536,700 to William Matthews, Ph.D., and $268,350 to Mark W. Moore, Ph.D., in connection with their exercise of employee stock options. Each loan was made pursuant to a four-year, full recourse promissory note bearing interest at the rate of 6.8% per annum (the applicable federal rate), and was secured by a pledge of the shares purchased.

    In March 2000, in connection with a consulting arrangement, we agreed to issue upon commencement of the arrangement to Institute Genetique Biologie Moleculaire et Cellulaire, IGBMC, a three-year warrant to purchase 457,143 shares of our Series C preferred stock at a price of $3.13 per share. This warrant will vest in its entirety on the four month anniversary of the commencement date of activities under the agreement. IGBMC, a scientific foundation, is under the direction of Professor Pierre Chambon, who is the father of a director of Deltagen, Philippe Chambon, M.D., Ph.D. In March 2000 we also granted to Professor Chambon an option to purchase 28,571 shares of common stock at a price of $1.57 per share.

    The purchasers of the above shares of preferred stock and warrants to purchase preferred stock are entitled to registration rights. See "Description of Capital Stock--Registration Rights."

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

    Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers. For further information, see "Description of Capital Stock--Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

    The following tables set forth information about the beneficial ownership of our common stock on March 31, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

    - each named executive officer;

    - each of our directors;

    - each person known to us to be the beneficial owner of more than 5% of our common stock; and

    - all of our executive officers and directors as a group.

    Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Deltagen, Inc., 1003 Hamilton Avenue, Menlo Park, California 94025.

    We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 21,804,437 shares of common stock outstanding on March 31, 2000 and 28,804,437 shares of common stock outstanding upon completion of this offering.

    In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

EXECUTIVE OFFICERS AND DIRECTORS

                                                                                 PERCENTAGE OF
                                                               NUMBER OF         COMMON STOCK
                                                               SHARES OF      BENEFICIALLY OWNED
                                                              COMMON STOCK    -------------------
                                                              BENEFICIALLY     BEFORE     AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED(1)      OFFERING   OFFERING
-----------------------------------------------------------  --------------   --------   --------
Vicente Anido, Jr., Ph.D. .................................        40,000          *          *
  1621 Bayside Drive
  Corona Del Mar, CA 92625
Philippe O. Chambon, M.D., Ph.D.(2) .......................     6,820,659       31.3%      23.7%
  c/o The Sprout Group
  3000 Sand Hill Road
  Building 3, Suite 170
  Menlo Park, CA 94025
Thomas A. Penn(3)(5) ......................................     2,553,870       11.7        9.9
  c/o Boston Millennia Partners
  20 Valley Stream Parkway, Suite 265
  Malvern, PA 19355
F. Noel Perry(4) ..........................................     6,182,191       28.4       21.5
  c/o Baccharis Capital Inc.
  2420 Sand Hill Road
  Suite 100
  Menlo Park, CA 94025
Nicholas J. Simon .........................................        89,065          *          *
  531 Parrott Drive
  San Mateo, CA 94402
William Matthews, Ph.D.(6) ................................     1,755,177        8.0        6.1
Mark W. Moore, Ph.D.(7) ...................................     1,395,691        6.4        4.7
Augustine G. Yee(8) .......................................       285,714        1.3        1.0
Terry Coley, Ph.D. ........................................       171,429          *          *
Robert Klein, Ph.D.(9) ....................................       171,426          *          *
All directors and executive officers as a group
  (9 persons)(10) .........................................    19,465,222       89.3       67.6

------------------------

*   Less than 1% of the outstanding shares of common stock.

 (1) Includes, where indicated, shares issuable upon the exercise of options exercisable within 60 days of March 31, 2000. These options, granted under the 1998 Stock Incentive Plan, were immediately exercisable for shares subject to repurchase upon termination of employment. The right to repurchase terminates, and the shares vest, as to 25% of the shares after one year of employment and monthly thereafter over the remaining three years.

 (2) Includes 5,778,738 shares held by Sprout Capital VIII, L.P., 26,264 shares held by The Sprout CEO Fund, L.P., 90,714 shares held by DLJ Capital Corp., 578,218 shares held by DLJ ESC II, L.P. and 346,725 shares held by Sprout Venture Capital L.P., a division of DLJ Capital Corp., which is the Managing General Partner of Sprout Capital VIII, L.P., the General Partner of the Sprout CEO Fund and the General Partner of Sprout Venture Capital L.P. DLJ Capital Corp. has sole voting and investment control over the shares held by Sprout Capital VIII, L.P., The Sprout CEO Fund, L.P. and Sprout Venture Capital L.P. Philippe Chambon, M.D., Ph.D. is a vice president of the Sprout Group and is a member of our board of directors. He is also General Partner of DLJ Associates VIII, L.P., the General Partner of Sprout Capital VIII, L.P. Dr. Chambon disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these shares. Excludes a three-year warrant to purchase 457,143 shares of Series C preferred stock at a price of $3.13 per share that will be granted in connection with a consulting agreement with Institute Genetique Biologie Moleculaire et Cellulaire, a scientific foundation, that is under the direction of Professor Pierre Chambon, who is the father of Philippe Chambon, M.D., Ph.D.

 (3) Includes 2,254,715 shares held by Boston Millennia Partners II Limited Partnership, 91,777 shares held by Boston Millennia Partners II-A Limited Partnership, 178,936 shares held by Boston Millennia Partners GmbH & Co. KG and 28,442 shares held by Boston Millennia Associates II Partnership. Thomas A. Penn is a partner of Boston Millennia Partners, the sponsor of these investment funds and is a member of our board of directors. Mr. Penn disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these shares.

 (4) Includes 6,182,191 shares held by Stipa Investments, L.P. F. Noel Perry, a member of our board of directors, is a managing director of Baccharis Capital, Inc., which is the general partner of Stipa Investments, L.P.
     Mr. Perry is the sole natural person exercising voting and/or investment power with respect to the shares held by Stipa Investments, L.P., but Mr. Perry disclaims beneficial ownership of the shares held by such entity except to the extent of his pecuniary interest in these shares.

 (5) Assumes the purchase of 285,714 shares of common stock included in this offering as a participant in the directed share program.

 (6) Includes 650,400 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2000 and 342,857 shares subject to repurchase as of June 30, 2000.

 (7) Includes 462,342 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2000 and 171,429 shares subject to repurchase as of June 30, 2000.

 (8) Includes 57,143 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2000, 133,334 shares subject to repurchase as of June 30, 2000.

 (9) Includes 34,285 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2000, 34,285 shares subject to repurchase as of June 30, 2000.

 (10) Includes 1,204,170 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2000, and 965,325 shares are subject to repurchase as of June 30, 2000.

5% STOCKHOLDERS

                                                                                     PERCENTAGE OF
                                                                                     COMMON STOCK
                                                                 NUMBER OF        BENEFICIALLY OWNED
                                                                 SHARES OF        -------------------
                                                                COMMON STOCK       BEFORE     AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED   OFFERING   OFFERING
-----------------------------------------------------------  ------------------   --------   --------
Entities affiliated with The Sprout Group(1) ..............       6,820,659         31.3%      23.7%
  3000 Sand Hill Road
  Building 3, Suite 170
  Menlo Park, CA 94025
Stipa Investments, L.P.(2) ................................       6,182,191         28.4       21.5
  2420 Sand Hill Road
  Suite 100
  Menlo Park, CA 94025
Entities affiliated with Boston Millennia                         2,553,870         11.7        9.9
  Partners(3)(4) ..........................................
  Rowes Wharf
  Boston, MA 02110
William Matthews, Ph.D.....................................       1,755,177          8.0        6.1
Mark W. Moore, Ph.D........................................       1,395,691          6.4        4.7

------------------------

(1) Includes 5,778,738 shares held by Sprout Capital VIII, L.P., 26,264 shares held by The Sprout CEO Fund, L.P., 90,714 shares held by DLJ Capital Corp., 578,218 shares held by DLJ ESC II, L.P. and 346,725 shares held by Sprout Venture Capital L.P., a division of DLJ Capital Corp., which is the Managing General Partner of Sprout Capital VIII, L.P., the General Partner of the Sprout CEO Fund and the General Partner of Sprout Venture Capital L.P. DLJ Capital Corp. has sole voting and investment control over the shares held by Sprout Capital VIII, L.P., The Sprout CEO Fund, L.P. and Sprout Venture Capital L.P. Philippe Chambon, M.D., Ph.D. is a vice president of the Sprout Group and is a member of our board of directors. He is also General Partner of DLJ Associates VIII, L.P., the General Partner of Sprout Capital VIII, L.P. Dr. Chambon disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these shares. Excludes a three-year warrant to purchase 457,143 shares of Series C preferred stock at a price of $3.13 per share that will be granted in connection with a consulting agreement with Institute Genetique Biologie Moleculaire et Cellulaire, a scientific foundation, that is under the direction of Professor Pierre Chambon, who is the father of Philippe Chambon, M.D., Ph.D.

(2) F. Noel Perry, a member of our board of directors, is a managing director of Baccharis Capital, Inc., which is the general partner of Stipa Investments, L.P. Mr. Perry is the sole natural person exercising voting and/or investment power with respect to the shares held by Stipa Investments, L.P., but disclaims beneficial ownership of the shares held by such entity except to the extent of his pecuniary interest in these shares.

(3) Includes 2,254,715 shares held by Boston Millennia Partners II Limited Partnership, 91,777 shares held by Boston Millennia Partners II-A Limited Partnership, 178,936 shares held by Boston Millennia Partners GmbH &
    Co. KG, and 28,442 shares held by Boston Millennia Associates II Partnership. The following natural persons exercise voting and/or investment power with respect to the shares held by these entities: A. Dana Callow, Jr.; Robert S. Sherman; and Martin J. Hernon. Thomas A. Penn is a partner of Boston Millennia Partners, which is the sponsor of each of these investment funds and is a member of our board of directors. Mr. Penn disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these shares.

(4) Assumes the purchase of 285,714 shares of common stock included in this offering as a participant in the directed share program.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated by-laws is a summary. Statements contained elsewhere in this prospectus relating to these provisions are not necessarily complete, and we refer you to the amended and restated certificate of incorporation and the amended and restated by-laws that will be in effect upon the completion of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus is a part. The amended and restated certificate of incorporation and the amended and restated by-laws described below will become effective at the time of completion of this offering.

    Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock, and the amendment of our certificate of incorporation, will consist of 80,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

    As of March 31, 2000 there were 21,804,437 shares of common stock outstanding and held by approximately 126 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock upon the closing of this offering. After this offering, there will be 28,804,437 shares of our common stock outstanding, or 29,854,437 shares if the underwriters exercise their over-allotment option in full.

    Common stock held by certain employees and non-employees is subject to stock purchase agreements whereby we have the option to repurchase unvested shares upon termination of employment at the initial issuance price. Our right to repurchase these shares generally lapses at the rate of 25% per year from the date of the agreement.

    The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of preferred stock will be converted into common stock. See Note 8 of notes to our financial statements for a description of the currently outstanding preferred stock. Following the conversion, our certificate of incorporation will be restated to delete all references to the prior series of preferred stock, and 5,000,000 shares of undesignated preferred stock will be authorized. The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

WARRANTS

    As of March 31, 2000, we had two outstanding warrants entitling their holders to purchase an aggregate of 43,101 shares of Series B preferred stock at an exercise price of $1.53 per share. In addition, as of July 31, 2000, we had an outstanding warrant entitling the holder to purchase 457,143 shares of Series C preferred stock at an exercise price of $3.13 per share. The Series B and C warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. Upon completion of the initial public offering and conversion of all of our preferred stock into common stock, these warrants will be exercisable for common stock.

REGISTRATION RIGHTS

    After this offering, the holders of 18,180,586 shares of common stock issued upon conversion of the Series A preferred stock, Series B preferred stock and Series C preferred stock and upon exercise of warrants are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of common stock issuable upon conversion of the Series A, Series B and Series C preferred stock and holders of the Silicon Valley Bank warrant are entitled to notice of such registration and are entitled to include their shares in that registration subject to various conditions. The underwriters of any such offering have the right to limit the number of shares included in such registration.

    In addition, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, holders of at least 40% of the common stock issuable upon conversion of the Series C preferred stock may require us to prepare and file a registration statement under the Securities Act at our expense covering at least 40% of the common stock issuable upon conversion of the Series C preferred stock, provided that the shares to be included in such registration have an anticipated aggregate net proceeds to us of at least $5,000,000. The holders of common stock issued upon conversion of the Series A preferred stock and Series B preferred stock are entitled to participate in any such registration. In addition, commencing 180 days after the effective date of this registration statement of which this prospectus is a part, holders of at least 30% of the common stock issuable upon conversion of the Series A and Series B preferred stock may require us to prepare and file a registration statement, under the Securities Act at our expense covering at least 30% of the common stock issuable upon conversion of the Series A and Series B preferred stock, provided that the shares entitled to be included in such registration have an anticipated aggregated net proceeds to us of at least $5,000,000. Under these demand registration rights, we are required to use our reasonable best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these stockholder-initiated registrations.

    Once we become eligible to file a registration statement on Form S-3, the holders of common stock issuable upon conversion of the Series A, Series B and Series C preferred stock and holders of the Silicon Valley Bank warrant may require us to register, all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to certain conditions and limitations. Registration rights terminate no later than five years after this offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW

    Our amended and restated certificate of incorporation and by-laws, effective upon completion of this offering, contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions, which are intended to enhance the likelihood of continuity and stability in the composition of, and policies formulated by, our board, could limit the price that investors might otherwise pay in the future for shares of our common stock.

    BLANK CHECK PREFERRED STOCK. As noted above, our board of directors, without stockholder approval, will have the authority under our amended and restated certificate of incorporation to authorize the issuance of preferred stock, commonly referred to as "blank check" preferred stock with rights senior to those of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

    CLASSIFIED BOARD OF DIRECTORS. Our amended and restated certificate of incorporation provides for a board of directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the board of directors.

    STOCKHOLDER ACTION. Our amended and restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders' meeting.

    STOCKHOLDER MEETINGS. Our amended and restated certificate of incorporation and by-laws provide that stockholders may not call a special meeting of the stockholders. Rather, special meetings of stockholders may only be called by the chief executive officer or secretary only at the request of the chairman of the board, the chief executive officer or the president of our company or by a resolution adopted by a majority of our board of directors. Our amended and restated by-laws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders' meeting relating to the business specified in the notice of meeting and not by written consent.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our amended and restated by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 50 days nor more than 75 days prior to the scheduled date of the annual meeting of stockholders. The amended and restated by-laws also include a similar requirement for making nominations at special meetings and specify requirements as to the time, form and content of the stockholder's notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting.

    SUPER-MAJORITY VOTING. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. We have provisions in our certificate of incorporation which require a vote of at least 66 2/3% of the stockholders entitled to vote in the election of directors to amend in any respect or repeal the anti-takeover provisions of our certificate of incorporation and a vote of at least 66 2/3% of the voting power of the stockholders or board of directors to adopt, amend or repeal the by-laws of our company.

    DELAWARE ANTI-TAKEOVER STATUTE. Section 203 of the Delaware corporation law prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a Delaware corporation for three years following the date these persons become interested stockholders. Interested stockholders generally include:

    - persons who are the beneficial owners of 15% or more of our outstanding voting stock; and

    - persons who are our affiliates or associates and who hold 15% or more of our outstanding voting stock at any time within three years before the date on which such person's status as an interested stockholder is determined.

    Subject to certain exceptions, a "business combination" includes, among other things:

    - mergers and consolidations;

    - the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all our outstanding stock;

    - transactions that result in our issuance or transfer of any of our stock to the interested stockholder, except pursuant to certain exercises, exchanges, conversions, distributions or offers to purchase with respect to securities outstanding prior to the time that the interested stockholder became such and that, generally, do not increase the interested stockholder's proportionate share of any class or series of our stock;

    - any transaction involving us that has the effect of increasing the proportionate share of our stock of any class or series, or securities convertible into the stock of any class or series, that is owned directly or indirectly by the interested stockholder; or

    - any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits which we provided.

    Section 203 does not apply to a business combination if:

    - before a person becomes an interested stockholder, our board approves the transaction in which the interested stockholder became an interested stockholder or approves the business combination;

    - upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commences (other than certain excluded shares); or

    - following a transaction in which the person became an interested stockholder, the business combination is approved by our board and authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

    These provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law, or Delaware Law. The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability

    - for any breach of their duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided Section 174 of the Delaware Law; or

    - for any transaction from which the director derived an improper personal benefit.

    Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of our shares entitled to vote in the election of directors, voting as one class.

    Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware Law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believes that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of our company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is EquiServe Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

    Upon completion of this offering, we will have an aggregate of 28,804,437 outstanding shares of common stock, or 29,854,437 shares if the underwriters exercise the over-allotment option in full. As of March 31, 2000, we had:

    - 2,084,571 outstanding restricted shares to employees, consultants and directors;

    - outstanding stock options to employees, consultants and directors for the purchase of an aggregate of 1,266,230 shares of common stock; and

    - outstanding warrants to purchase 43,101 shares of Series B preferred stock which will automatically convert into warrants to purchase an equal number of shares of common stock upon the completion of this offering.

    In addition, as of July 31, 2000, we had outstanding a warrant to purchase 457,143 shares of Series C preferred stock which will automatically convert into a warrant to purchase an equal number of shares of common stock upon completion of this offering.

    The 7,000,000 shares of common stock being sold being sold in this offering will be freely tradable (other than by an "affiliate" of our company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.

    Our directors, executive officers and certain stockholders, who collectively hold an aggregate of 21,804,437 shares of common stock, have agreed, pursuant to lock-up agreements, that they will not sell any common stock owned by them without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus.

    Following the expiration of the lockup period, approximately 20,207,172 shares of common stock, including shares issuable upon the exercise of certain options, will be available for sale in the public market subject to compliance with Rule 144 or Rule 701, including approximately 489,797 shares eligible for the sale under Rule 144(k). See "Underwriting."

RULE 144

    In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of common stock, approximately 288,044 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option, or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us.

RULE 144(k)

    Under Rule 144(k), a person who has not been one of our affiliates at any time during the ninety days preceding a sale, and who has beneficially owned the shares to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144.

RULE 701

    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning
90 days after the date of this prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the two-year minimum holding period requirements.

STOCK OPTIONS

    We intend to file registration statements under the Securities Act covering approximately 10,922,034 shares of common stock reserved for issuance under the 1998 Stock Plan, 2000 Stock Plan and 2000 Employee Stock Purchase Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the contractual restrictions described above.

REGISTRATION RIGHTS

    In addition, after this offering, the holders of preferred shares and warrants convertible into an aggregate of 18,180,586 shares of common stock will be entitled to certain rights to cause us to register the sale of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act. See "Description of Capital Stock--Registration Rights."

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" is a person other than:

    - a citizen or individual resident of the U.S. for U.S. federal income tax purposes;

    - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the U.S.;

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

    This discussion does not consider:

    - U.S. state, local, and estate or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, without limitation, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

    - the tax consequences for the shareholders or beneficiaries of a non-U.S. holder;

    - any special tax rules that may apply to certain non-U.S. holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," or "conversion transaction," or any similar or hybrid financial instrument

    The following is based on our interpretation of the provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information only and in no way should be construed as legal or professional tax consulting advice. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

    In the event that dividends are paid on the shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base", in the U.S., as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

    Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

    - a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

    - look-through rules will apply for tiered partnerships.

    A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally should not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

    - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder;

    - the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets certain other requirements;

    - the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates; or

    - we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

    Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we should not have been and should not currently be, and we do not anticipate that we will become, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market, as defined in the implementing U.S. Treasury Regulations.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Under specified circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

    The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a broker will not be subject to backup withholding or information reporting unless the broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

    - a "controlled foreign corporation" for U.S. federal income tax purposes;

    - a foreign person 50% or more of whose gross income for certain periods is derived from the conduct of a U.S. trade or business; or

    - effective after December 31, 2000, a foreign partnership if, at any time during its taxable year;

       -- at least 50% of the capital or profits interest in the partnership is owned by U.S. persons; or

       --  the partnership is engaged in a U.S. trade or business.

    Effective after December 31, 2000, backup withholding generally will not apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless the broker has actual knowledge that the holder is a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000.

    Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder will be credited against the holder's U.S. federal income tax liability, if any, and may entitle the non-U.S. holder to a refund provided that the required information is furnished to the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of that underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
------------------------------------------------------------  ---------
Salomon Smith Barney Inc....................................  2,772,000
FleetBoston Robertson Stephens Inc..........................  2,268,000
U.S. Bancorp Piper Jaffray Inc..............................  1,260,000
Chase H&Q...................................................     85,000
CIBC WORLD MARKETS CORP.....................................     85,000
J.P. Morgan Securities Ltd..................................     85,000
SG Cowen Securities Corporation.............................     85,000
Legg Mason Wood Walker, Incorporated........................     60,000
Needham & Company, Inc......................................     60,000
Pacific Growth Equities, Inc................................     60,000
Punk, Ziegel & Company, L.P.................................     60,000
The Robinson-Humphrey Company, LLC..........................     60,000
Tucker Anthony Incorporated.................................     60,000
                                                              ---------
  Total.....................................................  7,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc., FleetBoston Robertson Stephens Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $1.05 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.63 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, subject to specified conditions, purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 700,000 of the common shares, or 10%, of the common stock to be sold in this offering to our directors, officers and employees, as well as to clients, vendors and other parties associated with us. The number of shares available for sale to the general public will be reduced to the extent that any reserve shares are purchased. Any reserved shares not purchased will be offered by the underwriters on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against some liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

    We, our officers and directors and holders of substantially all of our existing outstanding shares have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which our shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering.

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "DGEN."

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                            PAID BY DELTAGEN
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................  $     1.05     $     1.05
Total................................................  $7,350,000     $8,452,500

    Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Covered short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of the bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that underwriter.

    Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    We estimate that the total expenses, excluding underwriting discounts and commissions, payable by us in connection with this offering will be approximately $1.2 million.

    The representatives or their respective affiliates may, in the future, perform various investment banking and advisory services for us from time to time, for which they will receive customary fees. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    Various legal matters with respect to the validity of the common stock offered by this prospectus and certain intellectual property matters will be passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California. Selected legal matters relating to our intellectual property will be passed upon by John E. Burke, our own Vice President of Intellectual Property. Partners of Pillsbury Madison & Sutro LLP own an aggregate of 28,571 shares of our common stock. Mr. Burke, our Vice President of Intellectual Property, owns 171,429 shares of our common stock. Various legal matters relating to the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1998 and 1999 and for the period from January 28, 1997 (date of inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999, and for the period from January 28, 1997 (date of inception) to December 31, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

    For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating fee. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and Web site of the Commission referred to above.

    We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Balance Sheets..............................................    F-3

Statements of Operations....................................    F-4

Statements of Stockholders' Deficit.........................    F-5

Statements of Cash Flows....................................    F-6

Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Deltagen, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Deltagen, Inc. (a company in the development stage) at December 31, 1998 and 1999, and the results of its operations and its cash flows from January 28, 1997 (date of inception) to December 31, 1997, the years ended December 31, 1998 and 1999 and for the cumulative period from January 28, 1997 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 6, 2000

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                           PRO FORMA
                                                                                         STOCKHOLDERS'
                                                        DECEMBER 31,                        EQUITY
                                                     -------------------    MARCH 31,      MARCH 31,
                                                       1998       1999        2000           2000
                                                     --------   --------   -----------   -------------
                                                                           (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................  $ 8,635    $    848     $ 17,961
  Accounts receivable, net.........................      357         585          107
  Prepaid expenses.................................       62         205          194
                                                     -------    --------     --------
      Total current assets.........................    9,054       1,638       18,262
Property and equipment, net........................    2,213       4,973        6,169
Other assets.......................................       13         163          644
                                                     -------    --------     --------
      Total assets.................................  $11,280    $  6,774     $ 25,075
                                                     =======    ========     ========
LIABILITIES, REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.................................  $   631    $  2,976     $  2,636
  Accrued liabilities..............................       95         984        1,526
  Current portion of capital lease obligations.....       28          30           30
  Current portion of loans payable.................       --         503          567
  Deferred revenue.................................      559         946          771
                                                     -------    --------     --------
      Total current liabilities....................    1,313       5,439        5,530
  Capital lease obligations, less current
    portion........................................       65          22           14
  Loans payable, less current portion..............       --       2,233        2,051
                                                     -------    --------     --------
      Total liabilities............................    1,378       7,694        7,595
                                                     -------    --------     --------
Commitments (Note 4)
Redeemable convertible preferred stock:
  Authorized: 18,995,920 shares
  Issued and outstanding: 10,938,777 shares at
  December 31, 1998 and 1999, 18,137,486 shares at
  March 31, 2000; and none pro forma
  (Liquidation value: $14,500 at December 31, 1998
  and 1999, $37,050 at March 31, 2000).............   14,447      14,447       36,807      $     --
                                                     -------    --------     --------      --------
Stockholders' deficit:
  Common stock, $0.001 par value:
    Authorized: 28,571,429 shares
    Issued and outstanding: 1,811,268, 2,069,685
    and 3,666,951 shares at December 31, 1998, 1999
    and March 31, 2000, respectively; and
    21,804,437 shares pro forma....................        2           2            4            22
Additional paid-in capital.........................       73      10,695       22,530        59,319
Unearned stock-based compensation..................      (13)     (7,610)     (15,307)      (15,307)
Notes receivable from stockholders.................       --          --         (805)         (805)
Deficit accumulated during the development stage...   (4,607)    (18,454)     (25,749)      (25,749)
                                                     -------    --------     --------      --------
      Total stockholders' deficit..................   (4,545)    (15,367)     (19,327)     $ 17,480
                                                     -------    --------     --------      ========
      Total liabilities, redeemable convertible
        preferred stock and stockholders'
        deficit....................................  $11,280    $  6,774     $ 25,075
                                                     =======    ========     ========

   The accompanying notes are an integral part of these financial statements.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                CUMULATIVE
                          PERIOD FROM                           PERIOD FROM                          CUMULATIVE PERIOD
                          JANUARY 28,                           JANUARY 28,                          FROM JANUARY 28,
                         1997 (DATE OF       YEARS ENDED       1997 (DATE OF   THREE MONTHS ENDED      1997 (DATE OF
                         INCEPTION) TO      DECEMBER 31,       INCEPTION) TO        MARCH 31,          INCEPTION) TO
                         DECEMBER 31,    -------------------   DECEMBER 31,    -------------------       MARCH 31,
                             1997          1998       1999         1999          1999       2000           2000
                         -------------   --------   --------   -------------   --------   --------   -----------------
                                                                                   (UNAUDITED)          (UNAUDITED)
Contract revenue.......     $    --      $   381    $  1,240     $  1,621      $    221   $    286        $  1,907
                            -------      -------    --------     --------      --------   --------        --------
Operating expenses:
  Research and
    development........         879        3,360      12,144       16,383         2,236      5,627          22,010
  General and
    administrative.....         416          638       2,932        3,986           248      2,045           6,031
                            -------      -------    --------     --------      --------   --------        --------
    Total operating
      expenses.........       1,295        3,998      15,076       20,369         2,484      7,672          28,041
                            -------      -------    --------     --------      --------   --------        --------
Loss from operations...      (1,295)      (3,617)    (13,836)     (18,748)       (2,263)    (7,386)        (26,134)
Interest income........          40          268         251          559            98        180             739
Interest expense.......          --           (3)       (262)        (265)          (30)       (89)           (354)
                            -------      -------    --------     --------      --------   --------        --------
Net loss...............     $(1,255)     $(3,352)   $(13,847)    $(18,454)     $ (2,195)  $ (7,295)       $(25,749)
                            =======      =======    ========     ========      ========   ========        ========
Deemed dividend related
  to beneficial
  conversion feature of
  preferred stock......          --           --          --           --            --    (22,360)        (22,360)
                            -------      -------    --------     --------      --------   --------        --------
Net loss attributable
  to common
  stockholders.........     $(1,255)     $(3,352)   $(13,847)    $(18,454)     $ (2,195)  $(29,655)       $(48,109)
                            =======      =======    ========     ========      ========   ========        ========
Net loss per common
  share, basic and
  diluted..............     $    --      $ (8.00)   $ (12.82)                  $  (2.44)  $ (18.56)
                            =======      =======    ========                   ========   ========
Weighted average shares
  used in computing net
  loss per share, basic
  and diluted..........          --          419       1,080                        898      1,598
                            =======      =======    ========                   ========   ========
Pro forma net loss per
  share basic and
  diluted
  (unaudited)..........                             $  (1.15)                             $  (1.64)
                                                    ========                              ========
Weighted average shares
  used in computing pro
  forma net loss per
  share, basic and
  diluted
  (unaudited)..........                               12,018                                18,136
                                                    ========                              ========

   The accompanying notes are an integral part of these financial statements.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                      FOR THE PERIOD FROM JANUARY 28, 1997
                     (DATE OF INCEPTION) TO MARCH 31, 2000
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                    COMMON STOCK       ADDITIONAL     UNEARNED     NOTES RECEIVABLE                     TOTAL
                                --------------------    PAID-IN     STOCK-BASED          FROM         ACCUMULATED   STOCKHOLDERS'
                                 SHARES      AMOUNT     CAPITAL     COMPENSATION     STOCKHOLDERS       DEFICIT        DEFICIT
                                ---------   --------   ----------   ------------   ----------------   -----------   -------------
Issuance of common stock for
  cash at $0.01 per share in
  January 1997 and at $0.05
  per share in May, June and
  December 1997...............  1,787,268      $2       $     23      $     --              --         $     --        $     25
Unearned stock-based
  compensation................         --      --             40           (40)             --               --              --
Amortization of unearned
  stock-based compensation....         --      --             --            17              --               --              17
Net loss......................         --      --             --            --              --           (1,255)         (1,255)
                                ---------      --       --------      --------           -----         --------        --------
Balances, December 31, 1997...  1,787,268       2             63           (23)             --           (1,255)         (1,213)
Issuance of common stock for
  cash at $0.05 per share in
  January 1998................     24,000      --              1            --              --               --               1
Unearned stock-based
  compensation................         --      --              9            (9)             --               --              --
Amortization of unearned
  stock-based compensation....         --      --             --            19              --               --              19
Net loss......................         --      --             --            --              --           (3,352)         (3,352)
                                ---------      --       --------      --------           -----         --------        --------
Balances, December 31, 1998...  1,811,268       2             73           (13)             --           (4,607)         (4,545)
Stock option exercise at $0.31
  per share...................    272,465      --             84            --              --               --              84
Issuance of warrants..........         --      --            185            --              --               --             185
Repurchase of unvested
  restricted stock............    (14,048)     --             (1)           --              --               --              (1)
Unearned stock-based
  compensation................         --      --         10,354       (10,354)             --               --              --
Amortization of unearned
  stock-based compensation....         --      --             --         2,757              --               --           2,757
Net loss......................         --      --             --            --              --          (13,847)        (13,847)
                                ---------      --       --------      --------           -----         --------        --------
Balances, December 31, 1999...  2,069,685       2         10,695        (7,610)             --          (18,454)        (15,367)
Stock option exercise at $0.31
  and $1.57 per share for cash
  and notes receivable from
  stockholders (unaudited)....  1,598,056       2          1,376            --            (805)              --             573
Repurchase of unvested common
  stock at $1.57 per share
  (unaudited).................       (790)     --             --            --              --               --              --
Unearned stock-based
  compensation (unaudited)....         --      --         10,459       (10,459)             --               --              --
Amortization of unearned stock
  compensation (unaudited)....         --      --             --         2,762              --               --           2,762
Beneficial conversion feature
  related to issuance of
  Series C preferred stock
  (unaudited).................         --      --         22,360            --              --               --          22,360
Deemed dividend related to
  beneficial conversion
  feature of preferred stock
  (unaudited).................         --      --        (22,360)           --              --               --         (22,360)
Net loss (unaudited)..........         --      --             --            --              --           (7,295)         (7,295)
                                ---------      --       --------      --------           -----         --------        --------
Balance as at March 31, 2000
  (unaudited).................  3,666,951      $4       $ 22,530      $(15,307)          $(805)        $(25,749)       $(19,327)
                                =========      ==       ========      ========           =====         ========        ========

   The accompanying notes are an integral part of these financial statements.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                      PERIOD FROM                            CUMULATIVE PERIOD
                                      JANUARY 28,                            FROM JANUARY 28,
                                     1997 (DATE OF        YEARS ENDED          1997 (DATE OF         THREE MONTHS
                                     INCEPTION) TO       DECEMBER 31,          INCEPTION) TO        ENDED MARCH 31,
                                      DECEMBER 31,    -------------------      DECEMBER 31,       -------------------
                                          1997          1998       1999            1999             1999       2000
                                     --------------   --------   --------   -------------------   --------   --------
                                                                                                      (UNAUDITED)
Cash flows from operating
  activities:
  Net loss.........................     $(1,255)      $(3,352)   $(13,847)       $(18,454)        $ (2,195)  $ (7,295)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and
     amortization..................          69           224         677             970              121        238
    Amortization of equipment under
     capital lease.................          --            12          28              40                7          7
    Provisions for bad debt........          --            --         104             104               --         --
    Amortization of warrants issued
     in connection with loans......          --            --          37              37                2         12
    Amortization of unearned
     stock-based compensation
     expense.......................          17            19       2,757           2,793              162      2,762
    Changes in operating assets and
     liabilities:
      Accounts receivable..........          --          (357)       (332)           (689)             357        478
      Prepaid expenses.............         (34)          (29)       (143)           (206)               4         11
      Deposits.....................         (13)           --        (150)           (163)              --         (6)
      Other assets.................                                                    --               --       (475)
      Accounts payable.............         153           478       2,345           2,976             (218)      (340)
      Accrued liabilities..........          39            56         889             984              335        542
      Deferred revenue.............          --           559         387             946             (221)      (175)
                                        -------       -------    --------        --------         --------   --------
        Net cash used in operating
        activities.................      (1,024)       (2,390)     (7,248)        (10,662)          (1,646)    (4,241)
                                        -------       -------    --------        --------         --------   --------
Cash flows from investing
  activities:
  Acquisition of property and
    equipment......................        (578)       (1,090)     (2,318)         (3,986)             (81)    (1,441)
  Leasehold improvements...........        (415)         (341)     (1,147)         (1,903)            (556)        --
                                        -------       -------    --------        --------         --------   --------
        Net cash used in investing
        activities.................        (993)       (1,431)     (3,465)         (5,889)            (637)    (1,441)
                                        -------       -------    --------        --------         --------   --------
Cash flows from financing
  activities:
  Principal payments under capital
    lease obligations..............          --            --         (41)            (41)             (21)        (8)
  Repayment of loans payable.......          --            --        (416)           (416)             (89)      (130)
  Proceeds from the issuance of
    debt...........................          --            --       3,300           3,300            1,800         --
  Proceeds from the issuance of
    common stock, net of issuance
    costs..........................          25             1          --              26               --         --
  Proceeds from the issuance of
    preferred stock, net of
    issuance costs.................       2,980        11,467          --          14,447               --     22,360
  Proceeds from the issuance of
    common stock under stock option
    plan, net of issuance costs and
    stock repurchased..............          --            --          83              83               --        573
                                        -------       -------    --------        --------         --------   --------
        Net cash provided by
        financing activities.......       3,005        11,468       2,926          17,399            1,690     22,795
                                        -------       -------    --------        --------         --------   --------
Net increase (decrease) in cash and
  cash equivalents.................         988         7,647      (7,787)            848             (593)    17,113
Cash and cash equivalents,
  beginning of period..............          --           988       8,635              --            8,635        848
                                        -------       -------    --------        --------         --------   --------
Cash and cash equivalents, end of
  period...........................     $   988       $ 8,635    $    848        $    848         $  8,042   $ 17,961
                                        =======       =======    ========        ========         ========   ========
Supplemental disclosures of cash
  flow information:
  Cash paid during the period for
    interest.......................     $    --       $    (3)   $   (225)       $   (228)             (28)       (77)
Supplemental disclosure of non-cash
  investing and financing
  activities:
  Additions to property and
    equipment acquired under
    capital lease obligations......     $    --       $    93    $     --        $     93                    $     --
  Unearned stock-based
    compensation...................     $    40       $     9    $ 10,354        $ 10,403         $    910   $ 10,459
  Issuance of notes receivable in
    exchange for common stock......     $    --       $    --    $     --        $     --         $     --   $    805

                                      CUMULATIVE PERIOD
                                      FROM JANUARY 28,
                                        1997 (DATE OF
                                        INCEPTION) TO
                                          MARCH 31,
                                            2000
                                     -------------------
                                         (UNAUDITED)
Cash flows from operating
  activities:
  Net loss.........................       $(25,749)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and
     amortization..................          1,208
    Amortization of equipment under
     capital lease.................             47
    Provisions for bad debt........            104
    Amortization of warrants issued
     in connection with loans......             49
    Amortization of unearned
     stock-based compensation
     expense.......................          5,555
    Changes in operating assets and
     liabilities:
      Accounts receivable..........           (211)
      Prepaid expenses.............           (195)
      Deposits.....................           (169)
      Other assets.................           (475)
      Accounts payable.............          2,636
      Accrued liabilities..........          1,526
      Deferred revenue.............            771
                                          --------
        Net cash used in operating
        activities.................        (14,903)
                                          --------
Cash flows from investing
  activities:
  Acquisition of property and
    equipment......................         (5,427)
  Leasehold improvements...........         (1,903)
                                          --------
        Net cash used in investing
        activities.................         (7,330)
                                          --------
Cash flows from financing
  activities:
  Principal payments under capital
    lease obligations..............            (49)
  Repayment of loans payable.......           (546)
  Proceeds from the issuance of
    debt...........................          3,300
  Proceeds from the issuance of
    common stock, net of issuance
    costs..........................             26
  Proceeds from the issuance of
    preferred stock, net of
    issuance costs.................         36,807
  Proceeds from the issuance of
    common stock under stock option
    plan, net of issuance costs and
    stock repurchased..............            656
                                          --------
        Net cash provided by
        financing activities.......         40,194
                                          --------
Net increase (decrease) in cash and
  cash equivalents.................         17,961
Cash and cash equivalents,
  beginning of period..............             --
                                          --------
Cash and cash equivalents, end of
  period...........................       $ 17,961
                                          ========
Supplemental disclosures of cash
  flow information:
  Cash paid during the period for
    interest.......................       $   (305)
Supplemental disclosure of non-cash
  investing and financing
  activities:
  Additions to property and
    equipment acquired under
    capital lease obligations......       $     93
  Unearned stock-based
    compensation...................       $ 20,862
  Issuance of notes receivable in
    exchange for common stock......       $    805

   The accompanying notes are an integral part of these financial statements.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF THE COMPANY

    Deltagen, Inc., (the "Company") was incorporated in Delaware on January 28, 1997. The Company's primary business is the determination of the therapeutic potential of genes by using mammalian genetics to discover the IN VIVO function of genes and the development and marketing of a database containing these findings. Deltagen identifies novel gene targets through the use of advanced bioinformatics. Genetically altered mice are then produced to exclude the targeted gene and proprietary analysis is performed to determine the potential function of the excluded gene.

    Through December 31, 1999, the Company has been primarily engaged in developing its initial product technology, recruiting personnel, and raising capital. The Company has entered into research agreements with United States based pharmaceutical companies. In the course of its development activities, the Company has sustained substantial losses and expects such losses to continue through at least 2003. The Company plans to fund its operations with proceeds from the sale of capital stock and from debt financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM RESULTS

    The accompanying balance sheet as of March 31, 2000, the statements of operations and of cash flows for the three months ended March 31, 1999 and 2000 and for the period from January 28, 1997 (date of inception) to March 31, 2000, and the statement of stockholders' equity for the three months ended March 31, 2000 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and its results of operations and its cash flows for the three months ended March 31, 1999, and 2000. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

UNAUDITED PRO FORMA INFORMATION

    If the Company's initial public offering as described in Note 13 is consummated, all of the redeemable convertible preferred stock outstanding will automatically be converted into common stock. The pro forma redeemable convertible preferred stock and stockholders' deficit at March 31, 2000 has been adjusted for the assumed conversion of redeemable convertible preferred stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 2000.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    Investments with an original maturity of 90 days or less as of the date of purchase are considered cash equivalents.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

    Cash and cash equivalents are invested in deposits with three financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management regularly reviews these financial institutions for credit worthiness and, accordingly, minimal credit risk exists.

    The Company's receivables relate to contracts, and there is no collateral required for these receivables. In 1999, three customers individually accounted for 64%, 20% and 14% of the Company's total revenue. At December 31, 1999, three customers individually accounted for 57%, 36% and 7% of the net accounts receivable balance.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based upon borrowing rates currently available to the Company for leases with similar terms, the carrying value of capital lease obligations approximate fair value.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset; seven years for laboratory equipment, three years for computer equipment and six years for furniture and fixtures. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are charged to operations as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company accounts for long-lived assets under Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised values, depending on the nature of the asset.

INCOME TAXES

    The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

REVENUE RECOGNITION

    For most contracts revenue is recognized based on the terms of the contract. The contracts specify milestones to be met and the payments associated with meeting each milestone. Revenue is recognized on completion of each milestone. For these contracts payment for the first milestone is received in advance of completion. This payment is shown as deferred revenue and only recognized as revenue once the first milestone has been completed. For all subsequent milestones, payment is received upon completion of the milestone and revenue is recognized at that time. None of the amounts recognized as revenue are refundable.

    The amount of revenue recognized on completion of each milestone is such that the earned revenue, as a percentage of total anticipated revenue, approximates the costs incurred in achieving the related milestone, as a percentage of the total anticipated costs.

    Where the contract does not specify milestones and payment is upon completion of the contract, revenue is recognized based on percentage-of-completion method of accounting.

    The portion of payments received in advance of the completion of milestones is reflected in deferred revenue. Where revenues are recognized on a percentage of completion basis, but based on the terms of the contract the receivable cannot yet be billed, these amounts are shown as unbilled receivables.

RESEARCH AND DEVELOPMENT EXPENDITURES

    Research and development costs, including development costs of the Company's database product which do not meet the capitalization criteria of Statement of Financial Accounting Standards No. 86 ("SFAS No. 86"), "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed," are charged to operations as incurred.

CERTAIN RISKS AND UNCERTAINTIES

    The Company's services are concentrated in highly competitive markets which are characterized by rapid technological advances, frequent changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of services, could have a material adverse effect on the Company's business and operating results.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) issued to Employees" and Financial Accounting Standards Board Interpretation No. 28 ("FIN No. 28"), "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" and complies with the disclosure provisions of Statements of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation."

    Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 9.

    The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Practice Board Opinion No. 25 ("APB No. 25"). This interpretation clarifies the definition of employee for purposes of applying APB No. 25, "Accounting for Stock Issued to Employees," the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. Management is in process of evaluating the impact of the implementation of FIN No 44. on the financial position of the Company.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB
No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company has complied with the guidance in SAB No. 101 for all periods presented.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of relationship that exists. SFAS No. 133 will be effective for fiscal years beginning after June 15, 2000. The Company does not believe that the implementation of SFAS No. 133 will have any significant impact on its financial position or results of operations.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET LOSS PER SHARE

    Basic earnings per share is calculated based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share would give effect to the dilutive effect of common stock equivalents consisting of stock options and warrants. Potentially dilutive securities have been excluded from the diluted earnings per share calculations as they have an antidilutive effect due to the Company's net losses.

    The computation of pro forma net loss per share includes shares issuable upon the conversion of outstanding shares of convertible preferred stock (using the as-if converted method) from the original date of issuance.

    A reconciliation of shares used in the calculations is as follows (in thousands except per share data):

                                           PERIOD FROM
                                           JANUARY 28,
                                          1997 (DATE OF       YEARS ENDED          THREE MONTHS ENDED
                                          INCEPTION) TO      DECEMBER 31,               MARCH 31,
                                          DECEMBER 31,    -------------------   -------------------------
                                              1997          1998       1999        1999          2000
                                          -------------   --------   --------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
Basic and diluted:
  Net loss..............................     $(1,255)     $(3,352)   $(13,847)    $(2,195)      $ (7,295)
                                             =======      =======    ========     =======       ========
  Deemed dividend related to beneficial
    conversion feature of preferred
    stock...............................          --           --          --          --        (22,360)
                                             -------      -------    --------     -------       --------
  Net loss attributable to common
    stockholders........................     $(1,255)     $(3,352)   $(13,847)    $(2,195)      $(29,655)
                                             =======      =======    ========     =======       ========
  Weighted-average shares of common
    stock outstanding...................       1,512        1,810       1,849       1,811          2,446
  Less: Weighted-average shares subject
    to repurchase.......................      (1,512)      (1,391)       (769)       (913)          (848)
                                             -------      -------    --------     -------       --------
  Weighted-average shares used in basic
    and diluted net loss per share......          --          419       1,080         898          1,598
                                             =======      =======    ========     =======       ========
Pro forma basic and diluted:
  Net loss attributable to common
    stockholders........................                             $(13,847)                  $(29,655)
                                                                     ========                   ========
Weighted-average shares used in basic
  and diluted net loss per
  share.................................                                1,080                      1,598
Adjustment to reflect weighted-average
  effect of assumed conversion of
  preferred stock (unaudited)...........                               10,938                     16,538
                                                                     --------                   --------
Weighted-average shares used in pro
  forma basic and diluted net loss per
  share (unaudited).....................                               12,018                     18,136
                                                                     ========                   ========

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following outstanding options and warrants (prior to the application of the treasury stock method), and convertible preferred stock (on an as-converted basis) were excluded from the computation of diluted net loss per share as they had an antidilutive effect (in thousands):

                                               PERIOD FROM
                                               JANUARY 28,
                                              1997 (DATE OF       YEARS ENDED          THREE MONTHS ENDED
                                              INCEPTION) TO      DECEMBER 31,               MARCH 31,
                                              DECEMBER 31,    -------------------   -------------------------
                                                  1997          1998       1999        1999          2000
                                              -------------   --------   --------   -----------   -----------
                                                                                    (UNAUDITED)   (UNAUDITED)
Weighted average effect of common stock
  equivalents:
  Unvested common stock subject to
    repurchase..............................      1,512        1,391         769          913           848
  Options outstanding.......................         --          160       1,205          866         1,753
Shares resulting from the conversion of the:
  Series A convertible preferred stock......      2,642        3,429       3,429        3,429         3,429
  Series B convertible preferred stock......         --        3,987       7,510        7,510         7,510
  Series C convertible preferred stock......         --           --          --           --         5,599
  Warrants to purchase convertible stock....         --           --          35           11            43
                                                  -----        -----      ------       ------        ------
Total common stock equivalents excluded from
  the computation of earnings per share as
  their effect was antidilutive.............      4,154        8,967      12,948       12,729        19,182
                                                  =====        =====      ======       ======        ======

3. BALANCE SHEET COMPONENTS

    Accounts receivable consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Trade and other receivables.................................    $ 57       $689
Unbilled receivables........................................     300         --
                                                                ----       ----
                                                                 357        689
Less: Allowance for doubtful accounts.......................      --       (104)
                                                                ----       ----
                                                                $357       $585
                                                                ====       ====

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

3. BALANCE SHEET COMPONENTS (CONTINUED)
    Property and equipment consists of the following (in thousands):

                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
Laboratory equipment.......................................   $1,491    $ 3,459
Computer and related equipment.............................      212        457
Furniture and fixtures.....................................       50        155
Leasehold improvements.....................................      756      1,903
                                                              ------    -------
                                                               2,509      5,974
Less: Accumulated depreciation and amortization............     (296)    (1,001)
                                                              ------    -------
                                                              $2,213    $ 4,973
                                                              ======    =======

    Depreciation and amortization expense was $69,000, $236,000 and $705,000 for the period ended December 31, 1997 and for the years ended December 31, 1998 and 1999, respectively, and was $1.0 million for the period from January 28, 1997 (date of inception) to December 31, 1999.

    Property and equipment includes $93,000 of computer and related equipment under capital lease at December 31, 1998 and 1999. Accumulated depreciation of assets under capital lease totaled $12,000 and $40,000 at December 31, 1998 and 1999.

    Accrued liabilities consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Accrued liabilities.........................................    $46        $862
Accrued payroll/vacation....................................     49         122
                                                                ---        ----
                                                                $95        $984
                                                                ===        ====

4. COMMITMENTS

OPERATING LEASES

    The Company leases its facilities in San Carlos, California under an operating lease which expires in February 2004, with an option to extend the lease for five additional years. Under the terms of the lease, the Company is responsible for maintenance costs, taxes and insurance.

    The Company leases its facilities in Menlo Park, California under an operating lease which expires in July 2004, with an option to extend the lease for five additional years. Under the term of the lease, the Company is responsible for 53% of the operating expenses, tax expenses, tenants share of common area and tenants share of utilities. In conjunction with the lease agreement, a standby letter of credit of $150,000 was issued in November 1999 with a financial institution, in favor of the landlord, as collateral for the fulfillment of the contract obligations. The letter of credit is secured by a cash deposit of the same amount and is automatically renewed on an annual basis, unless notice of cancellation is provided by 30 days in advance.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

4. COMMITMENTS (CONTINUED)
    Rent expense for the period ended December 31, 1997, and for the years ended December 31, 1998 and 1999 was $130,000, $162,000 and $496,000, respectively.
Rent expense was $788,000 for the cumulative period from January 28, 1997 (date of inception) to December 31, 1999.

    Future minimum lease payments as at December 31, 1999 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................    $  865
2001........................................................       889
2002........................................................       913
2003........................................................       938
2004........................................................       455
                                                                ------
Total.......................................................    $4,060
                                                                ======

5. RESEARCH AND DEVELOPMENT COLLABORATIONS AND LICENSE AGREEMENTS

    The Company has entered into several research and development collaborations.

    In July 1998, the Company entered into a research contract with Merck & Co., Inc. to provide Knockout Mice Projects for a value of $850,000. A second contract was entered in December 1999 to provide additional Knockout Mice Projects for an estimated value of $1,000,000. Each project is divided into milestones and payments are made based on achievement of these. Revenues recognized relating to the first contract were $68,000 and $179,000 in 1998 and 1999, respectively. No revenues have been recognized relating to the second contract. Payments for the first milestones of $255,000 and $300,000 were received in advance for the first and second contracts respectively.

    In October 1998, the Company entered into a research contract with Roche Bioscience, a division of Syntex (USA) Inc., to provide Knockout Mice Projects. The contract has an estimated value of $650,000. Payments to the Company will be based on the achievement of specific milestones. The revenues recognized relating to this contract were $105,000 and $249,000 in 1998 and 1999, respectively. A payment of $78,000 was received in advance for the first milestone.

    In December 1998, the Company entered into a research contract with Pfizer Inc., to provide Knockout Mice Projects. The total estimated value of the contract is $970,000. The payments are based on the completion of each milestone. The revenues recognized relating to this contract were $790,000 in 1999. A payment of $300,000 was received in advance for the first milestone..

    The Company entered into a research contract with Tularik Inc. in February 1998, to perform phenotypic analysis on sets of knockout mice and to deliver to Tularik breeding pairs of mice. The total contract has an estimated value of $500,000, based upon the payment terms detailed in the contract. An initial payment of $250,000 was received. The Company may derive additional revenues from royalties paid by Tularik on a semi-annual basis. Royalties are equal to 1% of the net sales of royalty bearing products until the tenth anniversary of the first commercial sale of the royalty bearing product, on a country-by-country basis. Additional royalty payments, based on a predetermined amount, will be made by Tularik, upon initiation of a major phase of additional studies based on Deltagen delivered

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

5. RESEARCH AND DEVELOPMENT COLLABORATIONS AND LICENSE AGREEMENTS (CONTINUED) projects. No royalties have been recognized or received as at December 31, 1999. The revenues relating to this contract amount to $208,000 and $22,000 in 1998 and 1999, respectively.

    In December 1999, the Company entered into a research contract with Schering-Plough Research Institute to provide Knockout Mice Projects. The estimated value of the contract is $1,000,000. Payments are based upon completion of each milestone. No revenues relating to this contract were recognized in 1999.

6. CAPITAL LEASE OBLIGATIONS

    In June 1998, the Company entered into a three year capital lease agreement for $93,000, bearing interest at 10.58% per year. The leased equipment includes various items of computer hardware. Upon termination of the lease agreement, the Company is required to purchase the equipment for a purchase price of $1.

    As at December 31, 1999, future minimum lease payments under the non-cancelable capital lease are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................     $ 35
2001........................................................       23
                                                                 ----
Total minimum lease payments................................       58
Less: Amount representing interest..........................       (6)
                                                                 ----
Present value of future minimum lease payments..............       52
Less: Current portion.......................................      (30)
                                                                 ----
Total capital lease obligations, net of current portion.....     $ 22
                                                                 ====

7. LOANS PAYABLE

    In December 1998, the Company entered into a loan agreement with a financial institution to obtain one or more loans totaling up to $1,800,000. A corresponding amount of machinery, equipment and other property is pledged as collateral for each loan.

    In January 1999 and March 1999, the Company incurred loans of $872,000 and $928,000, respectively, for a total financing of $1,800,000. These loans bear respective interest rates of 10.87% and 11.11% and are required to be repaid in 48 monthly installments, beginning in January 1999 and April 1999, respectively.

    In accordance with this loan agreement, the financial institution is entitled to receive a warrant to purchase shares of the Company's Series B preferred stock at a price of $1.53 per share. The number of shares eligible for purchase is equal to the greater of 10,000 or the number obtained by multiplying the amount borrowed by the Company by 2% and then dividing the total by $1.53. Consequently, the Company issued a warrant to purchase 23,510 Series B preferred shares at a price of $1.53. The warrant term is seven years and ends in January 2006. The value of the warrant was calculated using the Black-Scholes pricing model and has been charged to additional paid-in capital and will be

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

7. LOANS PAYABLE (CONTINUED)
amortized to interest expense over the life of the loan. The assumptions used in the Black-Scholes model are as follows: dividend yield of 0%, term of 7 years, expected volatility of 75% and risk free interest rate of 4.96%.

    As of December 31, 1999, the Company has recorded a loan discount related to these warrants of $99,000, of which $21,000 has been amortized to interest expenses for the year then ended.

    In March 1999, the Company entered into a loan agreement with a financial institution to obtain up to six loans totaling up to $1,500,000. A corresponding amount of machinery, equipment and other property is pledged as collateral for each loan.

    In June 1999 and November 1999, the Company incurred loans of $919,000 and $581,000, respectively, obtaining a total financing of $1,500,000. These loans bear respective interest rates of 11.25% and 11.89% and are required to be repaid in 48 monthly installments, beginning in July 1999 and November 1999, respectively.

    In conjunction with this loan agreement, the Company issued in March 1999 a warrant to purchase 19,591 shares of Series B preferred stock at a price of $1.53 per share. According to the contract, the number of shares has been calculated by dividing $1,500,000 by the initial exercise price of $1.53 multiplied by 2%. The warrant has a seven year term and ends in March 2006. The value of the warrant was calculated using the Black-Scholes pricing model and has been charged to additional paid-in capital and will be amortized to interest expense over the life of the loan. The assumptions used in the Black-Scholes model are as follows: dividend yield of 0%, term of 7 years, volatility of 75% and risk free interest rate of 5.23%.

    As of December 31, 1999, the Company has recorded a loan discount related to these warrants of $86,000, of which $16,000 has been amortized to interest expense during the period.

    The related loans payable balances as at December 31, 1999 are broken down as follows (in thousands):

                                                              DECEMBER 31,
                                                                  1999
                                                              -------------
Notes payable in monthly installments at interest rates
  ranging from 10.87% to 11.89% maturing from January to
  October 2003..............................................     $2,884
Less: Current portion.......................................        503
Less: Discount due to warrants..............................        148
                                                                 ------
                                                                 $2,233
                                                                 ======

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

7. LOANS PAYABLE (CONTINUED)

    Maturities of long-term debt were as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................    $  503
2001........................................................       825
2002........................................................     1,000
2003........................................................       556
                                                                ------
                                                                $2,884
                                                                ======

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Under the Company's Certificate of Incorporation, as amended, the Company is authorized to issue 18,995,920 shares of preferred stock, of which 3,428,571, 7,567,349 and 8,000,000 have been designated as Series A preferred stock, Series B preferred stock and Series C preferred stock, respectively.

    Convertible preferred stock as at December 31, 1998 and 1999 consists of the following (in thousands):

                                          SHARES                             PROCEEDS
                                 ------------------------   LIQUIDATION       NET OF
SERIES                           AUTHORIZED   OUTSTANDING     AMOUNT      ISSUANCE COSTS
------                           ----------   -----------   -----------   --------------
A..............................     3,429         3,429       $ 3,000        $ 2,980
B..............................     7,567         7,510        11,500         11,467
                                   ------        ------       -------        -------
                                   10,996        10,939       $14,500        $14,447
                                   ======        ======       =======        =======

    Convertible preferred stock as at March 31, 2000 consists of the following (in thousands) (unaudited):

                                          SHARES                             PROCEEDS
                                 ------------------------   LIQUIDATION       NET OF
SERIES                           AUTHORIZED   OUTSTANDING     AMOUNT      ISSUANCE COSTS
------                           ----------   -----------   -----------   --------------
A..............................     3,429         3,429       $ 3,000        $ 2,980
B..............................     7,567         7,510        11,500         11,467
C..............................     8,000         7,199        22,550         22,360
                                   ------        ------       -------        -------
Balances, March 31, 2000.......    18,996        18,138       $37,050        $36,807
                                   ======        ======       =======        =======

    The holders of convertible preferred stock have the rights and preferences as follows:

REDEMPTION

    The holders of Series A, Series B and Series C preferred stock are entitled on or at any time after December 31, 2004 with the approval of at least 66 2/3% of the Series A and Series B preferred stock holders or of at least a majority of the Series C preferred stockholders to require the Company to redeem all or a portion of their shares by paying in cash a sum equal to the original purchase price per

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) share plus all accrued but unpaid dividends, in the case of the Series A and Series B preferred stock, the greater of the original purchase price per share plus all accrued but unpaid dividends and the fair market value of the Series C preferred stock, as determined in good faith by the board of directors and majority of the preferred stockholders. On the last day of the calendar quarter during which a request for redemption is received, the Company shall redeem 8.33% of the designated shares of each such series of preferred stock requested by such holders to be redeemed (the "designated shares") and shall redeem an equal number of such designated shares on the last day of the subsequent eleven calendar quarters.

    The redemption rights of the Series C preferred stock shall be prior and in preference to the redemption rights of the Series A and Series B preferred stock.

DIVIDENDS

    The holders of shares of Series A, Series B, and Series C preferred stock are entitled to receive dividends at the rate of $0.07, $0.12 and $0.25 per share per year, respectively. In the event dividends are paid on any share of common stock, an additional dividend must be paid with respect to all outstanding shares of preferred stock in an amount equal per share (on an as-if-converted basis) to the amount paid or set aside for each share of common stock whenever funds are legally available. Such dividends are payable when, as and if declared by the board of directors. No dividends accrue unless declared by the board of directors. As of March 31, 2000, no dividends had been declared.

    In January 2000, the Company issued 7,198,709 of Series C redeemable convertible preferred stock at $3.13 per share for proceeds of $22,360,000. The issuance resulted in a beneficial conversion feature of $22,360,000, calculated in accordance with Emerging Issues Task Force No. 98-5 ("EITF No. 98-5"), "Accounting for Convertible Securities with Beneficial Conversion Features." The beneficial conversion feature is reflected as a preferred dividend in the Statement of Operations for the first quarter of 2000.

LIQUIDATION

    In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series C preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of this corporation to the holders of Series A preferred stock, Series B preferred stock and common stock, an aggregate amount equal to $3.13 per outstanding share of Series C preferred stock plus all accrued but unpaid dividends on such shares. After the thereabove described distribution, the holders of shares of Series A and Series B preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to $0.875 and $1.53 for each outstanding share of Series A and Series B preferred stock, respectively, plus any declared but unpaid dividends on such shares.

    In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment of the full preferential amounts to Series C preferred stockholders, first, and Series A and B preferred stockholders, after, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of shares of Series C preferred stock first, and of Series A and B preferred stock, after, in proportion to the full preferential amount each is otherwise entitled to receive.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    After the distributions described above have been paid in full, the remaining assets of the Company available for distribution must be distributed to the holders of shares of Series A, Series B and Series C preferred stock and common stock pro rata based on the number of shares of common stock held by each, assuming conversion of all such Series A, Series B and Series C preferred stock.

CONVERSION

    Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid and nonassessable shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect on the date the certificate for such share is surrendered for conversion. The initial conversion price of shares of Series A, Series B and Series C preferred stock is $0.875, $1.53 and $3.13, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company's Certificate of Incorporation, as amended. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $10.96 per share (as adjusted to reflect subsequent stock dividends, stock splits, combinations or recapitalization) and the aggregate proceeds raised equal or exceed $25,000,000.

VOTING RIGHTS

    The holder of each share of preferred stock is entitled to one vote for each share of common stock into which shares of Series A, Series B and Series C preferred stock could then be converted.

9. STOCKHOLDERS' DEFICIT

COMMON STOCK

    At March 31, 2000, the Company has reserved sufficient shares of common stock for issuance upon conversion of preferred stock. Common stockholders are entitled to dividends as and when declared by the board of directors subject to the prior rights of the preferred stockholders. The holder of each share of common stock is entitled to one vote.

    Common stock held by certain employees and non-employees is subject to stock purchase agreements whereby the Company has the option to repurchase unvested shares upon termination of employment at the initial issuance price. The Company's right to repurchase these shares generally lapses at the rate of 25% per year from the date of the agreement. At December 31, 1997, 1998 and 1999, 1,787,429, 970,286 and 709,714 of common stock remain subject to the Company's right of repurchase, respectively. At March 31, 1999 and 2000, 857,143 and 2,084,571 of common stock remain subject to repurchase, respectively. The Company's right to repurchase these shares generally lapses over four years from the date of the agreement.

1998 STOCK INCENTIVE PLAN

    In April 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock options and restricted shares to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

9. STOCKHOLDERS' DEFICIT (CONTINUED)
officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. At March 31, 2000, the Company has reserved 3,150,606 shares of common stock for issuance under the Plan.

    Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided, however, that (i) the exercise price of an ISO and NSO may not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and
(ii) the exercise price of an ISO and NSO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest over four years.

    Activity under the Plan is as follows (in thousands except per share amount):

                                                                         OUTSTANDING OPTIONS
                                                    OPTIONS    ----------------------------------------
                                                   AVAILABLE   NUMBER OF   AGGREGATE   WEIGHTED AVERAGE
                                                   FOR GRANT    OPTIONS      PRICE      EXERCISE PRICE
                                                   ---------   ---------   ---------   ----------------
Options reserved at the plan inception...........      202          --      $    --         $  --
Additional shares reserved.......................    1,349          --           --            --
Options granted..................................     (806)        806          247          0.31
                                                    ------      ------      -------         -----
Balances, December 31, 1998......................      745         806          247          0.31
Additional shares reserved.......................      914          --           --            --
Options granted..................................   (1,364)      1,364          418          0.31
Options exercised................................       --        (272)         (84)         0.31
Option cancelled.................................      110        (110)         (34)         0.31
                                                    ------      ------      -------         -----
Balances, December 31, 1999......................      405       1,788          547          0.31
Additional shares reserved (unaudited)...........      686
Options granted (unaudited)......................   (1,085)      1,085        1,692          1.56
Options exercised (unaudited)....................       --      (1,598)      (1,378)         0.87
Options cancelled (unaudited)....................        9          (9)          (7)         0.77
                                                    ------      ------      -------         -----
Balances, March 31, 2000 (unaudited).............       15       1,266      $   854         $0.67
                                                    ======      ======      =======         =====

    In 1998, there was a grant of 11,429 options to a scientific advisor at an exercise price of $0.31. All these options were still outstanding at December 31, 1999 and at March 31, 2000. Annual compensation expense for this grant was $1,000 and $22,000, for 1998 and 1999, respectively. The quarterly expense for this grant was $5,000 and $6,000 for the first quarter of 1999 and 2000, respectively. The options vest over four years. During the first quarter of 2000, additional options were granted to scientific advisors to purchase an aggregate 106,857 common shares at an exercise price of $1.57 for 101,143 shares and $0.31 for 5,714 shares. An option to purchase 3,429 shares has been cancelled as at March 31, 2000. The compensation expense for these additional grants was $131,000 for the first quarter of 2000.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

9. STOCKHOLDERS' DEFICIT (CONTINUED)
RESTRICTED STOCK GRANTS

    The Company granted restricted shares to certain employees. The value of these grants has been determined based on the fair value at the grant date for awards consistent with SFAS No. 123, and is included in the pro-forma stock-based compensation.

    In 1997 and 1998, restricted shares were granted to consultants and scientific advisors. All of these shares were still outstanding as at December 31, 1999 and as at March 31, 2000. The annual compensation expense for these grants was $6,000, $8,000 and $84,000, respectively for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999. For three months ended March 31, 1999 and March 31, 2000, the compensation expense was $19,000 and $20,000, respectively. The Company's right to repurchase these shares generally lapses over four years from the date of the agreement.

PRO FORMA STOCK-BASED COMPENSATION

    The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation cost been determined based on the fair value at the grant date for the awards consistent with the provisions of SFAS No. 123, the Company's net loss would have been as follows (in thousands, except per share amounts):

                           PERIOD FROM
                           JANUARY 28,
                          1997 (DATE OF       YEARS ENDED          THREE MONTHS ENDED
                          INCEPTION) TO      DECEMBER 31,               MARCH 31,
                          DECEMBER 31,    -------------------   -------------------------
                              1997          1998       1999        1999          2000
                          -------------   --------   --------   -----------   -----------
                                                                (UNAUDITED)   (UNAUDITED)
Net loss as reported....     $(1,255)     $(3,352)   $(13,847)    $(2,195)      $(29,845)
Pro forma...............     $(1,266)     $(3,377)   $(13,921)    $(2,204)      $(29,863)
Basic and diluted net
  loss per common share:
As reported.............     $    --      $ (8.00)   $ (12.82)    $ (2.44)      $ (18.68)
Pro forma...............     $    --      $ (8.05)   $ (12.89)    $ (2.45)      $ (18.68)

    Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions for grants. No assumptions are given for 1997 since the Plan was not adopted until 1998.

                                                YEARS ENDED          THREE MONTHS
                                               DECEMBER 31,         ENDED MARCH 31,
                                            -------------------   -------------------
                                              1998       1999       1999       2000
                                            --------   --------   --------   --------
                                                                      (UNAUDITED)
Risk-free interest rate...................    4.94%      5.88%      5.12%      6.33%
Expected life.............................  5 years    5 years    5 years    5 years
Expected dividends........................       --         --         --         --

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

9. STOCKHOLDERS' DEFICIT (CONTINUED)
    The expected life is based on assumption that stock options on average are exercised one year after they are fully vested. The risk free interest rate was calculated in accordance with the grant date and the life term of the options.

MINIMUM VALUE OF OPTION

    Based on the above assumptions, the weighted average minimum values per share of options granted under the Plan were $0.07 and $7.86 for the years ended December 31, 1998 and December 31, 1999, respectively. The weighted average minimum values were $4.87 and $10.05 for the three months ended March 31, 1999 and March 31, 2000.

    The weighted average minimum values per share of restricted shares granted were $0.03 for the year ended December 31, 1997 and $0.31 for the year ended December 31, 1998. (None were granted in 1999.)

    At December 31, 1998, 805,714 options were outstanding at an average exercise price of $0.31 all of which were exercisable but none of which were vested at that date.

    The options outstanding, vested and exercisable by exercise price as at December 31, 1999 are as follows (in thousands, except per share data):

                           OPTIONS OUTSTANDING                              OPTIONS VESTED AND EXERCISABLE
-------------------------------------------------------------------------   ------------------------------
                                      WEIGHTED AVERAGE
                                         REMAINING
      EXERCISE            NUMBER      CONTRACTUAL LIFE   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
        PRICE           OUTSTANDING      (IN YEARS)       EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------------   -----------   ----------------   ----------------   -----------   ----------------
        $0.31              1,788            9.4               $0.31             247            $0.31

    The options outstanding and currently exercisable by exercise price as at March 31, 2000 are as follows (in thousands, except per share data):

                           OPTIONS OUTSTANDING                              OPTIONS VESTED AND EXERCISABLE
-------------------------------------------------------------------------   ------------------------------
                                      WEIGHTED AVERAGE
                                         REMAINING
      EXERCISE            NUMBER      CONTRACTUAL LIFE   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
        PRICE           OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------------   -----------   ----------------   ----------------   -----------   ----------------
        $0.31                896             9.0              $0.31             257            $0.31
        $1.57                370             9.9              $1.57              --            $1.57
                           -----            ----              -----             ---            -----
                           1,266            9.26              $0.67             257            $0.31
                           =====                                                ===

DEFERRED STOCK COMPENSATION

    During 1997, 1998, 1999 and 2000, the Company issued stock options and restricted shares to certain employees with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In accordance with the requirements of APB No. 25, the Company has recorded unearned stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company's common stock at the date of grant. This unearned stock compensation is amortized to expense over the period during which the options subject to repurchase

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

9. STOCKHOLDERS' DEFICIT (CONTINUED)
vest, generally four years, using the method set out in example 2 of FASB Interpretation No. 28 ("FIN 28"). Under the FIN 28 method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services have been provided. The Company has recorded unearned stock compensation for options and restricted shares granted to employees of $26,000, $2,000 and $10,178,000 for the years ended December 31, 1997, 1998 and
1999 and $9,399,000 for the three months ended March 31, 2000; of which $11,000, $10,000 and $2,651,000 have been amortized to expenses during fiscal years 1997, 1998 and 1999 and $2,605,000 amortized to expense in the three months ended March 31, 2000.

    Stock-based compensation expense related to stock options granted to consultants is recognized as the stock options are earned. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model. As a result, the stock-based compensation expense will fluctuate as the fair market value of our common stock fluctuates. The Company believes that the fair value of the stock options are more reliably measurable than the fair value of the services received. In connection with the grant of stock options to consultants, the Company recorded unearned stock compensation of $14,000, $7,000 and $176,000 for the years ended December 31, 1997, 1998 and 1999 and $1,060,000 for the three months ended March 31, 2000, of which $6,000, $9,000 and $157,000 have been amortized to expense in 1997, 1998 and 1999 and $157,000 amortized to expense in the three months ended March 31, 2000.

    As of March 31, 2000, the Company expects to amortize stock-based compensation expense of $7.3 million in the remainder of fiscal 2000, $5.0 million in 2001, $2.3 million in 2002, $690,000 in 2003 and $11,000 in
2004.

10. EMPLOYEE BENEFIT PLAN

    In 1999, the Company established a 401(k) Plan (the "Plan") to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the Plan of up to 20% of their compensation, limited by certain Internal Revenue Service restrictions. The Company's matching contribution is discretionary as determined by the board of directors. The Company has not contributed to the plan since its inception.

11. RELATED PARTIES

    In connection with the research and development contract with Tularik, described in Note 5, Tularik purchased 489,797 shares of Series B preferred stock at a price of $1.53 per share, in February 1998. There were no outstanding receivables relating to this agreement as at December 31, 1998 and 1999. Deferred revenues of $19,000 have been recognized as of December 31, 1999.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

12. INCOME TAXES

    The components of the net deferred tax assets as of December 31, 1998 and 1999 are (in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Deferred tax assets:
  Net operating loss carryforwards........................  $ 1,319    $ 6,386
  Research and experimental credits.......................      277      1,022
  Cumulative temporary differences........................       16      1,189
  Depreciation and amortization...........................      153         --
                                                            -------    -------
                                                              1,765      8,597
                                                            -------    -------
Deferred tax liabilities:
  Depreciation and amortization...........................       --        219
                                                            -------    -------
  Net deferred tax assets.................................    1,765      8,378
  Valuation allowance.....................................   (1,765)    (8,378)
                                                            -------    -------
                                                            $    --    $    --
                                                            =======    =======

    The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

    At December 31, 1999, the Company had federal and state operating loss carryforwards of approximately $16,035,000 and $16,013,000, respectively, and federal and state tax credits of approximately $539,000 and $694,000, respectively. These carryforwards will expire between 2005-2019, if not utilized.

    The U.S. Federal income tax rules may restrict the utilization of the operating loss and tax credit carryforwards in the case of an "ownership change" of a corporation.

13. SUBSEQUENT EVENTS (UNAUDITED)

ISSUANCE OF REDEEMABLE CONVERTIBLE SERIES C PREFERRED STOCK

    On January 21, 2000, the Company issued 7,198,709 shares of redeemable convertible Series C preferred stock for $3.13 per share for total cash proceeds of $22,550,000. The holders of Series C preferred stock are entitled to receive dividends of $0.25 per share per annum when and if declared by the board of directors and $3.13 per share upon liquidation. As a result of this issuance a beneficial conversion feature charge has been included in the results of operations for the three months ended March 31, 2000.

    In conjunction with the issuance of the Series C preferred stock financing, an option to purchase an aggregate of up to 15% of the shares to be sold in the event of an initial public offering, at the offering price to the public, was granted to investors of which two Deltagen directors are the general partners. A subsequent amendment, executed by the requisite percentage of shareholders, rescinded the Series C holders right to purchase up to 15% of the shares to be sold in the initial public offering.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

13. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    As a result of the issuance of the Series C preferred stock the Articles of Incorporation were amended to increase the total number of authorized shares to 47,567,349, allocated as follows: common stock--28,571,429, Series A preferred stock--3,428,571, Series B preferred stock--7,567,349 and Series C preferred stock--8,000,000.

REGISTRATION

    In March 2000, the Company's board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell its common stock to the public. Upon completion of the Company's initial public offering, all of the outstanding preferred stock will be converted into shares of common stock.

CONSULTING AND RESEARCH COLLABORATION CONTRACT

    On March 15, 2000, the company negotiated the basic terms of a three year consulting arrangement research collaboration agreement with Institute Genetique Biologie Moleculaire et Cellulaire (IGBMC), a scientific institution. Deltagen determines which projects are to be conducted by IGBMC in the area of functional genomics and particularly knockout animals and disruption technologies. The costs and expenses related to the projects will be shared by Deltagen and IGBMC. In conjunction with this agreement, a three year warrant to purchase 457,143 shares of Series C preferred stock of Deltagen at a price of $3.13 per share was granted to IGBMC as of July 25, 2000. The warrant will vest in its entirety on the four month anniversary of the commencement date of the agreement. The Chief Executive Officer of IGBMC is the father of one of the members of Deltagen's board of directors. The agreement has not yet become effective. For the purpose of valuing the warrants in accordance with EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" no measurement date has occurred and so no value has yet been attributed to these warrants.

PROMISSORY NOTES TO OFFICERS

    In March 2000, stock options to purchase an aggregate of 514,286 shares at an exercise price of $1.57 per share were granted under the 1998 Stock Incentive Plan to two officers of the Company. These options were valued at the deemed fair market value in March 2000 of $12.93. The total compensation expense associated with these option grants is $5.0 million, of which $466,000 has been charged to operations in the first quarter of 2000. All of these options were exercised in March 2000 for cash in the amount of the par value of the shares of $500 and in exchange for two four-year full recourse promissory notes totalling $805,000. These notes bear interest at 6.8%.

2000 STOCK OPTION PLAN

    In April 2000, the board of directors adopted the 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan provides for the granting of incentive stock options ("ISO"), non-statutory stock options, restricted shares, stock units or stock appreciation rights ("SARs"), to employees, non-employee directors and consultants.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

13. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    5,485,714 shares of common stock have been authorized for issuance under the 2000 Plan, that will terminate no later than 2010. On January 1 of each year the number of shares reserved for issuance will be increased, but limited to a total of authorized shares of 45,714,286.

    Non-employee directors shall automatically be granted a nonstatutory option to purchase 22,857 shares as a result of their appointment as directors on, or after, the effectiveness of an initial public offering of the stock; such option to vest monthly over a 3-year period. They will then receive a nonstatutory option to purchase 5,714 shares on an annual basis; such option to vest over one year. In other cases, the vesting conditions of restricted shares, stock option, SARs or stock units granted will be specified in each individual agreement. The stock options and SARs granted are subject to acceleration of vesting in the event of a change in control of the Company. The purchase price for restricted and the exercise price for stock options and SARs will be determined by the Committee in charge of the 2000 Plan administration. The exercise price of an option shall not be less than 100% of the fair market value of a share on the date of grant. The term of an ISO shall not exceed 10 years.

2000 EMPLOYEE STOCK PURCHASE PLAN

    In April 2000, the board of directors adopted the 2000 Employee Stock Purchase Plan ("2000 ESPP"). 1,142,857 shares of common stock have been reserved for issuance under the 2000 ESPP; subject to increase on the first day of each fiscal year, commencing 2001. The 2000 ESPP contains overlapping twenty-four-month offering periods and successive six-month accumulation periods. The price of stock purchased under the ESPP shall be the lower of 85% of the fair market value of such share on the last trading day in such accumulation period or 85% of the fair market value of such share on the last trading day before the commencement of the applicable offering period.

LEGAL MATTERS

    On May 24, 2000, Lexicon Genetics Incorporated filed a lawsuit against the Company in the United States District Court for the District of Delaware. The complaint in the lawsuit alleges that the Company's methods of making knockout mice infringe United States Patent No. 5,789,215 under which Lexicon claims to be an exclusive licensee. The complaint seeks a judgment that the Company infringed this patent, a permanent injunction against further infringement of the patent and an award of damages in an unspecified amount that, under certain circumstances, may be tripled. The Company believes that the patent in question is invalid and, even if the patent is found to be valid, that the methods employed do not infringe it. On June 13, 2000, the Company responded to Lexicon's complaint by filing an answer and seeking a declaratory judgment in its favor. The response seeks a judgment declaring the patent invalid and that the Company has not infringed and are not infringing the patent. The Company intends to defend the action vigorously.

    The litigation is in the early stages and its outcome cannot be predicted. If Lexicon prevails and obtains an injunction, the Company would be required to obtain a license in order to continue to use the methods covered by the patent. The Company may not be able to obtain this license on favorable terms or at all. If unable to obtain a license, the Company would be required to redesign its processes to use alternative methods of making knockout mice and would experience a significant disruption in its ability to generate revenue during this redesign period and as it develops a gene function database using these new methods. This redesign and development would involve significant time and costs, and

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

13. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) the alternative methods available may not be as effective as current methods. The estimated average time from the date of creation of a knockout mouse until the date the data from that knockout mouse is added to the gene function database is 12 months. The addition of new data points to the gene function database could be significantly delayed. If Lexicon prevails, the Company could also incur significant financial liabilities which could materially affect its business and operating results.

    In addition, on July 13, 2000, the Company received a letter from Lexicon stating that it believes the Company may be involved in activities that conflict with four patents licensed to Lexicon. Lexicon's letter states that these patents cover certain methods for producing gene targeted cells and transgenic, or knockout, mice. The Company believes its methods do not infringe these patents. If Lexicon asserts its rights under these patents as the basis for a lawsuit against the Company and Lexicon prevails in any such lawsuit, the Company would be prevented from using its methods unless it obtained a license. The Company may be unable to obtain a license on favorable terms or at all, or it may choose not to seek a license. The Company believes it could use alternative methods, with which it has experience and which it believes are as effective as its current methods. Developing a gene function database using these alternative methods would involve significant time and costs. An adverse determination of any lawsuit with Lexicon involving these patents could also significantly affect the marketing of its existing gene function database and DeltaSelect program. The Company expects that, during the period prior to development of a comparable gene function database using these alternative methods, it would experience a significant disruption in its ability to generate revenue. If Lexicon prevails in any lawsuit involving these patents, it could also incur significant financial liabilities which could materially affect its business and operating results.

    At this time no estimate can be made of the outcome or any possible loss which may be incurred.

STOCK SPLIT

    In May 2000, the board of directors approved an 8-for-7 forward split of its preferred and common stock. All common stock data and common stock option plan information in this report has been restated to reflect the split. In addition the conversion prices of the Company's Series A, Series B and Series C convertible preferred stock have also been adjusted to reflect the effect of the split.

OPTION GRANTS

    On May 26, 2000, options to purchase 222,256 shares of common stock under the 1998 Plan were granted at an exercise price of $7.88 per share. The total unearned compensation related to these grants amounts to $1,140,000 of which $261,000 have been amortized to expense in the second quarter of fiscal year 2000.

    On July 7, 2000, options to purchase 621,313 shares of common stock under the 1998 Plan were granted at an exercise price of $12.60 per share. The total unearned compensation related to these grants amounts to $249,000, of which $56,000 will be amortized to expense in the third quarter of fiscal year 2000.

                                 DELTAGEN, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

13. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
CUSTOMER AGREEMENT

    On June 27, 2000, the Company entered into its first DeltaBase subscription agreement with Glaxo Wellcome. Under the DeltaBase agreement, Glaxo Wellcome has the right to access DeltaBase information on gene function and validated gene targets based upon knockout mouse studies. The DeltaBase agreement also grants Glaxo Wellcome non-exclusive, worldwide licenses to knockout mice, materials and intellectual property rights under DeltaBase. The Company will receive an aggregate of $5,000,000 in subscription licensing fees during each year of the three-year term. In addition, the Company may receive additional licensing fees for access to its intellectual property and additional payments on milestones achieved and on products developed by Glaxo Wellcome, if any, using DeltaBase information, materials and related intellectual property. Glaxo Wellcome may, however, terminate the agreement for any reason within the first three months after the one year anniversary of the effective date upon payment of a specified termination fee.

LOAN AGREEMENT

    In June 2000, the Company entered into a loan agreement with a financial institution to obtain one or more loans totaling up to $6,500,000. A corresponding amount of machinery, equipment and other property is pledged as collateral for each loan.

    During June 2000, the Company incurred loans of $1,262,000 and $1,649,000 for a total financing of $2,911,000. These loans bear respective interest rates of 12.75% and 12.49% and are required to be repaid in 36 and 48 monthly installments, respectively, beginning in July 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 SHARES

                                 DELTAGEN, INC.

                                  COMMON STOCK

                                [DELTAGEN LOGO]

                                     ------

                                   PROSPECTUS
                                 August 2, 2000

                                   ---------

                              SALOMON SMITH BARNEY
                               ROBERTSON STEPHENS
                           U.S. BANCORP PIPER JAFFRAY

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